PROSPECTUS

                           Clover Leaf Financial Corp.
               (Proposed holding company for Clover Leaf Bank, SB)
                      Up to 575,000 Shares of Common Stock

     Clover Leaf Bank, SB is converting from the mutual to the stock form of organization. As part of this conversion, Clover Leaf Financial Corp. is offering its shares of common stock for sale. Clover Leaf Financial Corp. will be the holding company for Clover Leaf Bank after the conversion. Under certain circumstances, Clover Leaf Bank may proceed with its conversion without utilizing a holding company. Under these circumstances, Clover Leaf Bank, and not Clover Leaf Financial, will offer its shares of common stock for sale.

--------------------------------------------------------------------------------

                              TERMS OF THE OFFERING

                             Price Per Share: $10.00
                   Expected Trading Market: OTC Bulletin Board
                       Minimum Purchase: 25 shares ($250)

                                                MINIMUM          MAXIMUM
                                              ----------       ----------
       Number of shares:                         425,000          575,000
       Gross offering proceeds:               $4,250,000       $5,750,000
       Estimated offering expenses:           $  444,000       $  444,000
       Estimated net proceeds:                $3,806,000       $5,306,000
       Estimated net proceeds per share:      $     8.95       $     9.23

--------------------------------------------------------------------------------

     With regulatory approval, we may increase the maximum number of shares by up to 15%, to 661,250 shares.

     Please refer to "Risk Factors" beginning on page 7 of this document. An investment in the common stock is subject to various risks, including possible loss of principal.

     Neither the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, the Illinois Office of Banks and Real Estate, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock offered hereby are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

     Keefe, Bruyette & Woods will use its best efforts to assist Clover Leaf Financial in selling at least the minimum number of shares but does not guarantee that this number will be sold. Keefe, Bruyette & Woods is not obligated to purchase any shares of common stock in the offering. Keefe, Bruyette & Woods intends to make a market in the common stock.

     We have granted depositors of Clover Leaf Bank as of certain dates the right to purchase our stock before we sell any shares to the general public. If you wish to exercise this right, we must receive your order no later than 12:00 noon, central time, on December 12, 2001. We may offer any remaining shares in a community offering to persons who do not have these priority rights. We may terminate the community offering at any time without notice. We will place funds we receive for stock purchases in a separate interest-bearing account at Clover Leaf Bank until we complete or terminate the offering.

     For assistance, please contact the Stock Information Center at (618) 656-9650.

                          Keefe, Bruyette & Woods, Inc.

                The date of this Prospectus is November 13, 2001

                                Table of Contents
                                                                            Page
                                                                            ----
SUMMARY ...................................................................   2
RISK FACTORS ..............................................................   7
SELECTED FINANCIAL DATA ...................................................  13
RECENT DEVELOPMENTS .......................................................  14
PROPOSED MANAGEMENT PURCHASES .............................................  19
USE OF PROCEEDS ...........................................................  19
DIVIDEND POLICY ...........................................................  21
MARKET FOR COMMON STOCK ...................................................  22
HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE ....................  23
CAPITALIZATION ............................................................  24
PRO FORMA DATA ............................................................  25
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS ...................................................  30
BUSINESS OF CLOVER LEAF FINANCIAL CORP ....................................  44
BUSINESS OF CLOVER LEAF BANK, SB ..........................................  44
REGULATION ................................................................  61
TAXATION ..................................................................  69
MANAGEMENT ................................................................  70
THE CONVERSION ............................................................  77
RESTRICTIONS ON ACQUISITIONS OF STOCK AND RELATED TAKEOVER
  DEFENSIVE PROVISIONS ....................................................  95
DESCRIPTION OF CAPITAL STOCK OF CLOVER LEAF FINANCIAL .....................  99
DESCRIPTION OF CAPITAL STOCK OF CLOVER LEAF BANK .......................... 100
LEGAL AND TAX MATTERS ..................................................... 101
CHANGE IN ACCOUNTANTS ..................................................... 102
EXPERTS ................................................................... 102
WHERE YOU CAN FIND MORE INFORMATION ....................................... 102
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS ................................ F-1

             [Map of Clover Leaf Bank's Branch Network Appears Here]




                              200 East Park Street
                          Edwardsville, Illinois 62025

                           2143 South State Route 157
                          Edwardsville, Illinois 62025

                                     SUMMARY

     This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read this prospectus carefully, including the financial statements and the notes to financial statements of Clover Leaf Bank, SB.

Clover Leaf Financial Corp.

     We formed Clover Leaf Financial in September 2001 as a Delaware corporation. Clover Leaf Financial is expected to be the holding company for Clover Leaf Bank following the conversion. Clover Leaf Financial has not engaged in any significant business to date. Our executive office is located at 200 East Park Street, Edwardsville, Illinois, 62025, and our telephone number is (618) 656-6122.

Clover Leaf Bank, SB

     Founded in 1889, we are a customer-oriented, Illinois-chartered savings bank. We operate from our main office in Edwardsville, Illinois, and one branch office. We emphasize personal service for our customers, and providing prompt responses to customers' needs and inquiries is an important part of our business strategy. Edwardsville, Illinois has experienced significant growth and development in the past 15 years. We recently have altered the focus of the products and services we offer to take advantage of the opportunity this growth has presented. We have expanded our commercial lending, in particular our commercial business and commercial real estate lending. Our commercial business loans have increased to $4.4 million at June 30, 2001 from $1.1 million at December 31, 1999, and our commercial real estate loans have increased to $7.8 million at June 30, 2001 from $2.7 million at December 31, 1999. During this period we also discontinued indirect automobile lending, and consequently automobile loans decreased to $4.4 million at June 30, 2001 from $6.9 million at December 31, 1999. We have sought to expand our banking relationships with our commercial borrowers by having them establish deposit accounts with us. As a result, we have significantly increased our money market deposit accounts to $13.1 million at June 30, 2001 from $4.0 million at December 31, 1999. A full description of our products and services begins on page 44 of this prospectus.

Our Conversion to Stock Form

     The conversion is a series of transactions that will convert Clover Leaf Bank from its current status as a mutual savings bank to a stock savings bank. Following the conversion, we will retain our current name, "Clover Leaf Bank, SB," but we expect to be a subsidiary of Clover Leaf Financial. As a stock savings bank, we intend to continue our current business strategies, and we will continue to be subject to the regulation and supervision of the Illinois Office of Banks and Real Estate and the Federal Deposit Insurance Corporation. In addition, Clover Leaf Financial will be subject to the regulation and supervision of the Board of Governors of the Federal Reserve System and the Securities and Exchange Commission.

     In the event that we decide not to utilize the holding company structure as part of the conversion, we will sell to the public common stock of Clover Leaf Bank, instead of common stock of Clover Leaf Financial. The terms of the offering would not change, except that Clover Leaf Bank would receive all of the net proceeds of the offering. We will not utilize the holding company structure if Clover Leaf Financial does not receive the approval of the Board of Governors of the Federal Reserve System to become a bank holding company for Clover Leaf Bank, or if Clover Leaf Financial's approval contains conditions that we find to be objectionable or overly burdensome.

     As part of the conversion, we are offering between 425,000 and 575,000 shares of common stock. The purchase price will be $10.00 per share. All investors will pay the same price per share in the offering. We may increase the amount of stock to be sold to 661,250 shares without any further notice to you.

     The offering proceeds will increase our capital and the amount of funds available to us for lending and investment. This will give us greater flexibility to diversify operations and expand the products and services we offer. In addition, we will be able to compensate our employees, officers and directors in the form of stock.

Potential Conversion to a Commercial Bank Charter

     Following completion of our conversion to stock form, and consistent with our business plan to emphasize commercial lending and commercial business banking, Clover Leaf Bank may convert to either a national bank or an Illinois-chartered commercial bank. A conversion to a commercial bank charter would be a separate transaction from our proposed mutual-to-stock conversion, and would require separate corporate and regulatory approvals. Clover Leaf Bank's board of directors, however, may choose not to proceed with a conversion to a commercial bank charter. Upon consummation of a charter conversion, the converted bank would succeed to all of Clover Leaf Bank's assets and liabilities, and initially would continue to conduct business in substantially the same manner as currently conducted by Clover Leaf Bank. Over time, however, management anticipates that Clover Leaf Bank will focus more on commercial lending and less on mortgage lending consistent with a commercial bank charter.

     In the event Clover Leaf Bank converts to an Illinois-chartered commercial bank, it would remain subject to regulation and supervision by the Illinois
Office of Banks and Real Estate and by the Federal Deposit Insurance Corporation. In the event Clover Leaf Bank converts to a national bank, the Office of the Comptroller of the Currency would be the primary regulator of Clover Leaf Bank. Clover Leaf Bank would remain a member of the Federal Home Loan Bank of Chicago if it converts to a commercial bank charter. See "The Conversion--Potential Conversion to a Commercial Bank Charter" for a discussion of our potential conversion to a commercial bank charter, including our current operating restrictions under a savings bank charter.

How We Determined the Offering Range

     The offering range is based on an independent appraisal of our pro forma market value prepared by Keller & Company, Inc., a firm experienced in appraisals of financial institutions. The pro forma market value is our estimated market value assuming the sale of shares in this offering. Keller & Company has estimated that in its opinion, as of August 24, 2001 the value was between $4,250,000 and $5,750,000, with a midpoint of $5,000,000. The appraisal was based in part upon our financial condition and operations and the effect of the additional capital we will raise from the sale of common stock in this offering.

     We may increase the amount of common stock offered by up to 15%, up to a total of 661,250 shares, without any further notice to you. The appraisal will be updated before we complete the conversion. If the pro forma market value of the common stock at that time is either below $4,250,000 or above $6,612,500, we will notify you, and you will have the opportunity to change or cancel your order. See "The Conversion--Stock Pricing and Number of Shares to be Issued" for a description of the factors and assumptions used in determining the stock price and offering range.

     Two measures investors use to analyze an issuer's stock are the ratio of the offering price to the issuer's book value and the ratio of the offering price to the issuer's annual net income.

Keller & Company considered these ratios in preparing its appraisal. Book value is the same as total equity, and represents the difference between the issuer's total assets and total liabilities.

     The following table presents the ratio of the offering price to our pro forma book value and earnings per share for the periods indicated. See "Pro Forma Data" for a description of the assumptions we used in making these calculations.

                                           At and For the Six Months Ended June 30, 2001
                                        --------------------------------------------------
                                          425,000      500,000      575,000      661,250
                                        Shares Sold  Shares Sold  Shares Sold  Shares Sold
                                         at $10.00    at $10.00    at $10.00    at $10.00
                                         Per Share    Per Share    Per Share    Per Share
                                        -----------  -----------  -----------  -----------
Pro forma price to book value ratio ...    44.39%       48.88%       52.77%       56.75%
                                          ======       ======       ======       ======
Pro forma price to earnings ratio .....    26.32x       29.41x       31.25x       33.33x
                                          ======       ======       ======       ======

                                            At and For the Year Ended December 31, 2000
                                        --------------------------------------------------
                                          425,000      500,000      575,000      661,250
                                        Shares Sold  Shares Sold  Shares Sold  Shares Sold
                                         at $10.00    at $10.00    at $10.00    at $10.00
                                         Per Share    Per Share    Per Share    Per Share
                                        -----------  -----------  -----------  -----------
Pro forma price to book value ratio ...    45.23%       49.73%       53.65%       57.64%
                                          ======       ======       ======       ======
Pro forma price to earnings ratio .....   (30.30)x     (38.46)x     (47.62)x     (58.82)x
                                          ======       ======       ======       ======

     The independent appraisal does not indicate market value. Do not assume or expect that Clover Leaf Bank's valuation as indicated above means that the common stock will trade at or above the $10.00 purchase price after the conversion.

Use of Proceeds

     The primary reason for the conversion and the offering is to raise capital for Clover Leaf Financial and Clover Leaf Bank. Clover Leaf Financial will use at least 50% of the net offering proceeds to buy all of the common stock of Clover Leaf Bank, and it will retain the remaining net proceeds for general business purposes. These purposes may include investment in securities, paying cash dividends or repurchasing shares of common stock, subject to statutory and regulatory restrictions. Clover Leaf Bank will use the funds it receives for general business purposes, including originating loans and purchasing securities.

     Clover Leaf Financial also will loan funds to the employee stock ownership plan to fund its purchase of common stock equal to 8% of the shares issued in the conversion. These purchases will be made either at the time of the conversion or in open market transactions following the conversion.

     In the event that we decide not to utilize the holding company structure as part of the conversion, Clover Leaf Bank will retain all of the net proceeds of the offering. Clover Leaf Bank would be required to obtain a loan from a third party to fund the purchase of shares by the employee stock ownership plan. Clover Leaf Bank may be subject to an additional tax liability if it repurchases its common stock following the offering.

     Clover Leaf Financial and Clover Leaf Bank may also use the proceeds of the offering to expand and diversify their businesses, although they do not have any contracts, understandings or arrangements for the acquisition of other financial institutions or financial service companies.

The Amount of Stock You May Purchase

     The minimum purchase is $250 (25 shares). Generally, no individual or individuals, acting through a single account, may purchase more than $150,000 (15,000 shares). If any of the following persons purchase stock, their purchases, when combined with your purchases, cannot exceed $200,000:

     o    relatives of you or your spouse living in your house;

     o companies, trusts or other entities in which you have a substantial interest or hold a position as an officer or a partner; or

     o    other persons who may be acting together with you.

We may decrease or increase the maximum purchase limitation without notifying you.

How We Will Prioritize Orders If We Receive Orders for More Shares Than Are Available for Sale

     You might not receive any or all of the shares you order. If we receive orders for more shares than are available, we will allocate stock, pursuant to our plan of conversion, to the following persons or groups in order of priority:

     o ELIGIBLE ACCOUNT HOLDERS - Our depositors with a balance of at least $50 at the close of business on May 31, 2000. Any remaining shares will be offered to:

     o OUR TAX-QUALIFIED EMPLOYEE PLANS - Any remaining shares will be offered to:

     o SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS - Our depositors with a balance of at least $50 at the close of business on September 30, 2001. Any remaining shares will be offered to:

     o OTHER MEMBERS - Our depositors as of the close of business on November 9, 2001.

     If the above persons do not subscribe for all of the shares offered, we will offer the remaining shares to the general public in a community offering, giving preference to persons who reside in Madison County, Illinois.

How You Can Pay For Stock

     You can pay for your shares by check, bank draft or money order, or by authorization of withdrawal from deposit accounts you maintain at Clover Leaf Bank, without any penalty to you for early withdrawal. Although we will not withdraw your funds until the completion of the stock offering, you will not be able to otherwise use the funds you designated for withdrawal. You may also pay for your shares by cash, but only if delivered in person to Clover Leaf Bank's Stock Information Center. If you wish to pay cash, we request that you exchange your cash for a check from Clover Leaf Bank. If you wish to use your Clover Leaf Bank individual retirement account to pay for your shares, you must contact the Stock Information Center no later than December 3, 2001, as you must complete additional paperwork to use a Clover Leaf Bank individual retirement account.

Your Subscription Rights Are Not Transferable

     You may not assign or sell your subscription rights. Any transfer of subscription rights is prohibited by law. If you exercise subscription rights, you will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of shares. We intend to pursue any and all legal and equitable remedies if we learn of the transfer of any subscription rights. We will reject orders that we determine to involve the transfer of subscription rights.

Benefits to Management from the Offering

     Our full-time employees will benefit from the offering through our employee stock ownership plan. This plan will buy shares of stock with a portion of the proceeds of the offering and then allocate the stock to employees over a period of time, at no cost to the employees. You can find more information about our employee stock ownership plan by reading the section of this document entitled "Management--Benefit Plans--Employee Stock Ownership Plan and Trust." Following the conversion, we also intend to implement a recognition and retention plan and a stock option plan, which will benefit our officers and directors. These two plans will not be implemented unless stockholders approve them, and stockholder approval cannot be obtained for at least six months after the conversion. The recognition and retention plan and the stock option plan may require regulatory approval. If stockholders approve our recognition and retention plan, our officers and directors will be awarded shares of common stock at no cost to them. If stockholders approve our stock option plan, stock options will be granted at no cost to officers and directors, but these persons will be required to pay the applicable option exercise price at the time of exercise in order to receive the shares of common stock.

     The following table summarizes the benefits that directors, officers and employees may receive from the conversion at the midpoint of the offering range:

                                                                         Value of Shares
                                  Individuals Eligible       % of       Based on Midpoint
                Plan                to Receive Awards     Shares Sold   of Offering Range
------------------------------   ----------------------   -----------   -----------------
Employee stock ownership plan    All employees                 8%            $400,000

Recognition and retention plan   Directors and officers        4%(1)         $200,000

Stock option plan                Directors and officers       10%              --(2)

----------
(1) If we implement a recognition and retention plan within 12 months after the conversion, Federal Deposit Insurance Corporation regulations would limit the plan to no more than 4% of the shares sold in the conversion. The 4% limitation would not apply if we implement the plan more than 12 months after the conversion. It is our present intention to implement the plan no earlier than 12 months after the conversion.

(2) Stock options will be granted with a per share exercise price at least equal to the market price of our common stock on the date of grant. The value of a stock option will depend upon increases, if any, in the price of our stock during the life of the stock option.


     When combined with the proposed stock purchases by our directors and officers, the above plans may give our directors and officers effective voting control following the conversion. See "Risk Factors--The Expected Voting Control by Management and Employees Could Enable Insiders to Prevent a Merger That May Provide Stockholders a Premium for Their Shares."

Risk Factors

     An investment in our common stock is subject to various risks, including possible loss of principal. Consequently, our common stock may not be a suitable investment for persons who are unable to evaluate the risks of the investment. In making an investment decision, you must rely on your own examination of Clover Leaf Financial, Clover Leaf Bank and the terms of the offering, including the merits and risks involved. We encourage you to consult with your investment advisor before deciding whether to purchase our common stock. In addition, please refer to "Risk Factors" beginning on page 7 of this document.

                                  RISK FACTORS

     In addition to the other information in this document, you should consider carefully the following risk factors in deciding whether to purchase our common stock.

We Had an Operating Loss During Our Last Full Fiscal Year and Losses May Continue in the Future or Have an Adverse Impact on Our Stock Price

     Clover Leaf Bank had a net operating loss of $171,000 for the year ended December 31, 2000. The primary reason for the operating loss was our provision for loan losses of $428,000 during the year. We made this provision for loan losses following the charge-off of all assets we had classified as "Loss" assets, as described in "Regulation--Clover Leaf Bank--Memorandum of Understanding." Our operating results were also affected by our narrowing interest rate spread, which is the difference between the weighted average yield on our interest-earning assets and the weighted average cost of our interest-bearing liabilities. Our interest rate spread decreased to 1.80% for the six months ended June 30, 2001 from 2.40% for the six months ended June 30, 2000.

We May Not Form a  Holding  Company  as Part of the  Conversion,  and  there are
Material   Differences   Between  the  Rights  of  Stockholders  of  a  Delaware
Corporation and of an Illinois-Chartered Savings Bank

     We may determine not to utilize the holding company structure as part of the conversion, and you will not be given the opportunity to modify or withdraw your order if we complete the conversion and stock offering without the use of a holding company. Stockholders of a Delaware corporation have different rights and are subject to different restrictions than stockholders of an Illinois-chartered savings bank, including differences in voting rights, regulation and anti-takeover protections. Moreover, it would be easier for a holding company to repurchase its common stock following the conversion.

There are Increased Lending Risks Associated with Commercial Real Estate, Commercial Business and Home Equity Lending and We May Experience Losses by Originating These Types of Loans

     In recent years we have increased our commercial real estate and commercial business lending, and we have begun recently to emphasize home equity lending, consistent with safe and sound practices. We have not expanded, and we do not intend to expand, our primary geographic lending area in connection with the origination of these types of loans. At June 30, 2001, our commercial real estate loans totaled $7.8 million, or 12.9% of total loans, which represented an increase of $5.1 million, or 187.8%, from $2.7 million of commercial real estate loans at December 31, 1999. Commercial business loans totaled $4.4 million, or 7.2% of total loans at June 30, 2001, which represented an increase of $3.3 million, or 295.5%, from $1.1 million of commercial business loans at December 31, 1999. We have not yet experienced an increase in home equity lending. These types of loans generally involve greater risk of loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of a business or the underlying property, and the loans normally have larger principal balances than one- to four-family residential mortgage loans.

Changes in Interest Rates May Hurt Our Profitability

     At June 30, 2001, our cumulative one-year gap position, the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year, expressed as a percentage of assets, was a negative 37.1%. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Our loan portfolio consists primarily of loans that mature in more than five years. However, $34.2 million, or 62.9%, of our certificates of deposit mature within one year. Therefore, if interest rates rise, the amount of interest we pay on deposits is likely to increase more quickly than the amount of interest we receive on our loans and investments. This could cause our interest rate spread, net interest income and profits to decrease, or could result in losses. If interest rates fall, many borrowers may refinance more quickly, and interest rates on interest-earning assets could fall faster than the interest rates on our liabilities. This also could cause our interest rate spread, net interest income and profits to decrease, or could result in losses. Management presently believes that a prolonged increase in interest rates may be more beneficial to us than a prolonged decrease in interest rates, given the current structure of our balance sheet. Investors should note, however, that an increase in interest rates may be less beneficial than a decrease in interest rates, or may in fact be detrimental to us. Although we have changed our lending priorities as part of an effort to shorten the maturities or repricing of our interest earning assets and, therefore, better match the maturities or repricing of our interest-bearing liabilities, there can be no assurance that we will do so successfully. For additional information on our exposure to changes in interest rates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Management of Market Risk."

We are Subject to a Formal Supervisory Agreement and We Have Adopted Supervisory Resolutions

     On April 9, 2001, Clover Leaf Bank entered into a Supervisory Agreement with the Illinois Office of Banks and Real Estate relating to the preparation and timely filing of Clover Leaf Bank's audited financial statements. Under the Illinois Savings Bank Act, we are required to file audited financial statements with the Illinois Office of Banks and Real Estate within 90 days of the end of our fiscal year. We failed to prepare and file audited financial statements with the Illinois Office of Banks and Real Estate relating to the year ended December 31, 2000 in a timely manner. As part of the Supervisory Agreement, we agreed to file the required audited financial statements by May 31, 2001. These statements were filed in accordance with the Supervisory Agreement. We further agreed that we would take certain actions in connection with the engagement of auditors and the audit of our financial statements for the year ending December 31, 2001, and, to date, we are in compliance with this aspect of the Supervisory Agreement. We have already engaged our external auditors to prepare our audited financial statements for the year ending December 31, 2001, and management intends to comply with the remaining provisions of the Supervisory Agreement relating to the preparation of future audited financial statements. The failure to take the actions required by the Supervisory Agreement could result in the Illinois Office of Banks and Real Estate imposing penalties or restrictions on the way we conduct our business, or taking custody of Clover Leaf Bank.

     In September 2001, the board of directors of Clover Leaf Bank adopted resolutions regarding the implementation of additional programs and policies to assist in measuring and monitoring interest rate risk, to lessen the effect of changes in interest rates on Clover Leaf Bank, to maintain a minimum Tier 1 capital ratio of 7.0% and to improve earnings. The board resolved to adopt a contingency plan regarding the maintenance of the minimum capital level, and further resolved to update our strategic/profit plan to reflect the board's actions. If we fail to comply with the board resolutions, the Federal Deposit Insurance Corporation may take enforcement action against us.

We May Not Receive Regulatory Approval to Convert to a Commercial Bank Charter

     A conversion to a national bank or Illinois-chartered commercial bank is subject to the approval of the Office of the Comptroller of the Currency (in the case of a national bank) or the Illinois Office of Banks and Real Estate (in the case of an Illinois-chartered commercial bank). These agencies may deny a conversion or impose burdensome conditions on an approval. Under these circumstances, Clover Leaf Bank's board of directors may choose not to proceed with conversion to a national bank or an Illinois-chartered commercial bank. If the board of directors elects not to proceed with a charter conversion, or to proceed with a charter conversion despite the imposition of conditions by federal or state regulators, we will not resolicit subscribers for our common stock.

Our Low Return on Equity and Increased Non-Interest Expense May Cause Our Common Stock Price to Decline

     Net income divided by average equity, known as "return on equity," is a ratio many investors use to compare the performance of a financial institution to its peers. Following the conversion, our return on equity is expected to be significantly lower than that of comparable savings banks until we are able to increase our net interest income by originating or purchasing new loans. Our return on equity also will be reduced by the increased equity from the conversion and increased expenses due to the costs of being a public company, added expenses associated with our employee stock ownership plan, and, later on, our stock recognition and retention plan. Until we can increase our net interest income and non-interest income, we expect our return on equity to be below the industry average, which may negatively impact the value of our common stock.

Strong Competition In Our Market Area May Limit Our Growth and Profitability

     We conduct most of our business in Madison County, Illinois. Competition in the banking and financial services industry in our market area is intense. Our profitability depends in large part on our continued ability to compete successfully. We compete with commercial banks, savings institutions, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms. There are 20 commercial banks and five savings institutions, including Clover Leaf Bank, located in Madison County. Based on deposit data as of June 30, 2000, we held 1.99% of Madison County's deposits, giving us the thirteenth largest market share as of that date. Many of these competitors have substantially greater resources and lending limits than we do, and offer certain services that we do not or cannot provide. This strong competition may limit Clover Leaf Bank's ability to grow in the future.

Our Employee Stock Benefit Plans Will Increase Our Costs, Which Would Reduce Our Income and Stockholders' Equity

     We anticipate that our employee stock ownership plan will purchase 8% of the common stock issued in the conversion with funds borrowed from Clover Leaf Financial or from a third-party lender. The cost of acquiring the employee stock ownership plan shares will be between $340,000 at the minimum of the offering range and $529,000 at the adjusted maximum of the offering range. We will record annual employee stock ownership plan expenses in an amount equal to the fair value of shares committed to be released to employees. If shares of common stock appreciate in value over time, compensation expense relating to the employee stock ownership plan would increase. We also intend to submit a recognition and retention plan to our stockholders for approval no earlier than six months after completion of the conversion. If the recognition and retention plan is implemented within 12 months after the conversion, our officers and directors could be awarded, at no cost to them, up to an aggregate of 4% of the shares issued in the conversion. These shares would be restricted as to transfer in accordance with the terms of the plan. Assuming the shares of common stock to be awarded under the plan are repurchased in the open market and cost the same as the purchase price in the conversion, the reduction to stockholders' equity from the plan would be between $170,000 and $265,000 if 4% of the shares issued in the conversion were awarded. See "Pro Forma Data" for a discussion of the increased benefit costs we will incur after the conversion and how these costs could decrease our return on equity.

Our Stock Value May Suffer Due to Our Ability to Impede Potential Takeovers

     Provisions in our corporate documents and in Delaware corporate law, as well as certain federal and state banking regulations, make it difficult and expensive to pursue a tender offer, change in control or to attempt a takeover that our board of directors opposes. For example, our corporate documents require a supermajority vote of stockholders to amend or repeal specific sections of Clover Leaf Financial's certificate of incorporation and bylaws, or to remove directors from our board of directors. As a result, you may not have an opportunity to participate in this type of transaction, and the trading price of our common stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers.

     These provisions also will make it more difficult for an outsider to remove our current board of directors or management. See "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions" for a description of anti-takeover provisions in our corporate documents and under Delaware law and federal and state banking regulations.

The Expected Voting Control by Management and Employees Could Enable Insiders to Prevent a Merger That May Provide Stockholders a Premium for Their Shares

     The shares of common stock that our directors and officers intend to purchase in the conversion, when combined with the shares that may be awarded to participants under our employee stock ownership plan and other stock benefit plans, could result in management and employees controlling a significant percentage of our common stock. If these individuals were to act together, they could have significant influence over the outcome of any stockholder vote. This voting power may discourage takeover attempts you might like to see happen. In addition, the total voting power of management and employees could reach in excess of 20% of our outstanding stock. That level would enable management and employees as a group to defeat any stockholder matter that requires an 80% vote, including removal of directors, approval of certain business combinations with interested shareholders and certain amendments to our certificate of incorporation and bylaws.

Our Employee Stock Benefit Plans May Dilute Your Ownership Percentage

     If the conversion is completed and stockholders subsequently approve a recognition and retention plan and a stock option plan, we will issue stock to our officers and directors through these plans. We may fund these plans in whole or in part with shares repurchased in the open market. If, however, the shares for the recognition and retention plan are issued from our authorized but unissued stock, your ownership percentage could be diluted by approximately 3.8%, assuming issuance of an amount equal to 4% of the shares issued in the conversion, and the trading price of our stock may be reduced. Your ownership percentage would also decrease by approximately 9.1% if all potential stock options were exercised. See "Pro Forma Data" for data on the dilutive effect of the recognition and retention plan and "Management--Benefit Plans" for a description of the plans. These plans will also involve additional expense.

Management Will Have Substantial Discretion Over Investment of the Offering Proceeds, and You May Disagree with Management's Investment Decisions

     The net proceeds from the offering are estimated to range from $3.8 million to $6.2 million. We intend to use these funds for general business purposes, giving management substantial discretion over their investment. Although in past years our capital has been adequate to support new loan originations, management believes that our future lending activities would be restricted without the additional capital raised in the offering. Accordingly, management believes that the additional capital raised in the offering can be used to support our lending and investment programs. You may disagree with investments that management makes. See "Use of Proceeds" for further discussion.

A Possible Increase in the Offering Range Would Be Dilutive to the Value of Your Investment

     We can increase the maximum of the offering range by up to 15% to reflect changes in market or financial conditions. An increase in the offering range will decrease our pro forma net income per share and our pro forma stockholders' equity per share. This would also increase the purchase price per share as a percentage of pro forma stockholders' equity per share and net income per share.

Our Valuation Is Not Indicative of the Future Price of Our Common Stock

     We cannot assure you that if you purchase common stock in the offering you will later be able to sell it at or above the purchase price in the offering, if at all. The final aggregate purchase price of the common stock in the conversion will be based upon an independent appraisal. The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The valuation is based on estimates and projections of a number of matters, all of which are subject to change from time to time. See "The Conversion--Stock Pricing and Number of Shares to be Issued" for the factors considered by Keller & Company in determining the appraisal.

Our Stock Price May Decline

     The shares of common stock offered by this document are not savings accounts or deposits, are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Savings Association Insurance Fund or any other government agency, and involve investment risk, including the possible loss of principal.

     Due to possible continued market volatility and to other factors, including certain risk factors discussed in this document, we cannot assure you that, following the conversion, the trading price of our common stock will be at or above the initial per share offering price. Publicly traded stocks, including stocks of financial institutions, have recently experienced substantial market price volatility. These market fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. In several cases, common stock issued by converted financial institutions has traded at a price that is below the price at which the shares were sold in the initial offerings of those companies. After our shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, investor perceptions and general industry and economic conditions.

A Limited Market for Our Common Stock May Lower the Market Price

     We expect that our common stock will trade on the OTC Electronic Bulletin Board. We cannot predict whether a liquid trading market in shares of our common stock will develop or how liquid that market may become. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop or sell them at a price equal to or above the initial purchase price of $10.00 per share even if a liquid trading market develops.

The Offering May Extend Beyond December 12, 2001. An Extension Could Result in Increased Costs, and We May Experience a Change in Our Financial Condition

     In the event that all shares of our common stock are not sold in the subscription offering and concurrent community offering, we may extend the community offering for a period of up to 45 days from the date of the expiration of the subscription offering. Further extensions are subject to Illinois Office of Banks and Real Estate and Federal Deposit Insurance Corporation approval and may be granted for successive periods until December 18, 2003.

     If the conversion is not completed within 45 days after the expiration date of the subscription offering and the Illinois Office of Banks and Real Estate and Federal Deposit Insurance Corporation consent to an extension of time to complete the conversion, subscribers will be given the right to maintain, modify or rescind their subscriptions. A material delay in the completion of the sale of our common stock may result in a significant increase in the costs of completing the conversion. In addition, during any delay, there may be significant changes in our operations and financial condition or in the aggregate market value of the stock we will sell.

We Intend to Remain Independent and You Should Not Expect to Receive a Takeover Premium for Our Common Stock in the Near Term

     We intend to remain independent for the foreseeable future. Because we do not plan on seeking possible acquirors, it is unlikely that we will be acquired in the foreseeable future. Accordingly, you should not purchase our common stock with any expectation that a takeover premium will be paid to you in the near term.

We May Not Pay a Dividend on Our Common Stock

     We do not initially intend to pay a dividend on our common stock. We have not determined, when, or if we intend to pay dividends on our common stock. Accordingly, you should not purchase our common stock if you need or desire dividend income.

                             SELECTED FINANCIAL DATA

     The following tables set forth selected consolidated historical financial and other data of Clover Leaf Bank for the periods and at the dates indicated. In the opinion of management, all adjustments necessary for a fair presentation, consisting only of normal recurring adjustments, have been included in the information at June 30, 2001 and for the six months ended June 30, 2001 and 2000. The information is derived in part from, and should be read together with, the Consolidated Financial Statements and Notes thereto of Clover Leaf Bank beginning at page F-1 of this prospectus.

                                           At June 30,        At December 31,
                                           -----------     ---------------------
                                              2001           2000          1999
                                           -----------     -------       -------
                                                       (In Thousands)
Selected Financial Condition Data:
----------------------------------
Total assets .........................       $87,752       $85,785       $71,253
Loans, net ...........................        59,926        56,859        55,494
Interest-bearing deposits (asset) ....         5,262         6,408            34
Securities ...........................        15,304        15,384         9,877
Deposits .............................        79,393        76,036        60,604
Borrowed funds .......................         1,500         3,000         4,000
Equity ...............................         6,277         6,098         6,083

                                         For the Six Months     For the Years
                                           Ended June 30,     Ended December 31,
                                         ------------------   ------------------
                                           2001      2000        2000      1999
                                          ------    ------     -------    ------
                                                     (In Thousands)
Selected Operations Data:
-------------------------
Total interest income ..................  $2,914    $2,536     $ 5,324    $4,707
Total interest expense .................   2,017     1,556       3,467     2,820
                                          ------    ------     -------    ------
Net interest income ....................     897       980       1,857     1,887
Provision for loan losses ..............      16        30         428        48
                                          ------    ------     -------    ------
Net interest income after provision for
  loan losses ..........................     881       950       1,429     1,839
Non-interest income ....................     142        88         229       129
Non-interest expense ...................     969       928       1,918     1,601
                                          ------    ------     -------    ------
Net income (loss) before income taxes ..      54       110        (260)      367
Income taxes expense (benefit) .........      --        35         (89)      114
                                          ------    ------     -------    ------
Net income (loss) ......................  $   54    $   75     $  (171)   $  253
                                          ======    ======     =======    ======

                                                At or For the    At or For the
                                              Six Months Ended    Years Ended
                                                June 30, (1)     December 31,
                                              ----------------  ---------------
                                               2001      2000    2000     1999
                                              ------    ------  ------  -------
Selected Financial Ratios and Other Data:
-----------------------------------------
Performance Ratios:
  Return on average assets (2) ..............   0.13%     0.21%  (0.22)%   0.38%
  Return on average equity (3) ..............   1.75      2.65   (2.73)    4.09
  Interest rate spread (4) ..................   1.80      2.40    2.09     2.38
  Net interest margin (5) ...................   2.26      2.87    2.59     2.94
  Ratio of non-interest expense to
    average total assets ....................   2.28      2.54    2.51     2.38
  Ratio of average interest-earning
    assets to average interest-bearing
    liabilities ............................. 109.75    110.86  110.35   112.54
  Efficiency ratio (6) ......................  93.26     86.89   91.95    79.41

Asset Quality Ratios:
  Non-performing loans to total gross
    loans at end of period ..................   1.04      0.51    0.25     1.03
  Non-performing assets to total assets
    at end of period ........................   0.72      0.39    0.17     0.81
  Allowance for loan losses to non-performing
    loans ................................... 100.63    154.55  437.06    79.13
  Allowance for loan losses to gross loans
    receivable ..............................   1.05      0.79    1.09     0.81

Capital Ratios:
  Equity to total assets at end of period ...   7.15      8.31    7.11     8.54
  Average equity to average assets ..........   7.32      8.54    8.21     9.21

Other Data:
  Number of offices .........................      2         2       2        2
----------
(1)  All performance ratios for the six-month periods have been annualized.
(2)  Ratio of net income to average total assets.
(3)  Ratio of net income to average equity.
(4) The difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(5)  Net interest income divided by average interest-earning assets.
(6) Non-interest expense divided by the sum of net interest income and non-interest income.

                               RECENT DEVELOPMENTS

     The following tables set forth selected consolidated historical financial and other data of Clover Leaf Bank for the periods and at the dates indicated. In the opinion of management, all adjustments necessary for a fair presentation, consisting only of normal recurring adjustments, have been included in the information at September 30, 2001 and for the three and nine months ended September 30, 2001 and 2000. The information is derived in part from, and should be read together with, the Consolidated Financial Statements and Notes thereto of Clover Leaf Bank beginning at page F-1 of this prospectus.

                                           At September 30,      At December 31,
                                                 2001                 2000
                                           ----------------      ---------------
                                                       (In Thousands)
Selected Financial Condition Data:
----------------------------------
Total assets .........................          $87,268              $85,785
Loans, net ...........................           61,305               56,859
Interest-bearing deposits (asset) ....            1,904                6,408
Securities ...........................           15,766               15,384
Deposits .............................           78,723               76,036
Borrowed funds .......................            1,687                3,000
Equity ...............................            6,381                6,098

                                       For the Three Months  For the Nine Months
                                        Ended September 30,  Ended September 30,
                                       --------------------  -------------------
                                          2001      2000        2001      2000
                                         ------    ------     -------    ------
                                                     (In Thousands)
Selected Operations Data:
-------------------------
Total interest income ..................  $1,435    $1,352     $ 4,341   $3,881
Total interest expense .................     975       882       2,992    2,438
                                          ------    ------     -------   ------
Net interest income ....................     460       470       1,349    1,443
Provision for loan losses ..............      12       237          28      267
                                          ------    ------     -------   ------
Net interest income after provision for
  loan losses ..........................     448       233       1,321    1,176
Non-interest income ....................      59        54         201      143
Non-interest expense ...................     523       465       1,484    1,387
                                          ------    ------     -------   ------
Net income (loss) before income taxes ..     (16)     (178)         38      (68)
Income taxes expense (benefit) .........      (8)      (60)         (8)     (25)
                                          ------    ------     -------   ------
Net income (loss) ......................  $   (8)   $ (118)    $    46   $  (43)
                                          ======    ======     =======   ======

                                              At or For the     At or For the
                                           Three Months Ended  Nine Months Ended
                                            September 30, (1)  September 30, (1)
                                           ------------------  -----------------
                                               2001     2000     2001     2000
                                              ------   ------   ------  -------
Selected Financial Ratios and Other Data:
-----------------------------------------
Performance Ratios:
  Return on average assets (2) ..............  (0.04)%   (0.62)%  0.07%  (0.08)%
  Return on average equity (3) ..............  (0.51)    (7.68)   0.97   (0.94)
  Interest rate spread (4) ..................   1.73      1.72    1.73    2.08
  Net interest margin (5) ...................   2.22      2.64    2.22    2.75
  Ratio of non-interest expense to
    average total assets ....................   2.38      2.44    2.30    2.49
  Ratio of average interest-earning
    assets to average interest-bearing
    liabilities ............................. 110.43    114.53  109.97  118.74
  Efficiency ratio (6) ...................... 100.77     88.74   95.74   87.45

Asset Quality Ratios:
  Non-performing loans to total gross
    loans at end of period ..................   2.36      0.50    2.36    0.50
  Non-performing assets to total assets
    at end of period ........................   1.68      0.36    1.68    0.36
  Allowance for loan losses to non-performing
    loans ...................................  41.18    218.12   41.18  218.12
  Allowance for loan losses to gross loans
    receivable ..............................   0.97      1.08    0.97    1.08

Capital Ratios:
  Equity to total assets at end of period ...   7.31      7.75    7.31    7.75
  Average equity to average assets ..........   7.21      8.06    7.34    8.27

Other Data:
  Number of offices .........................      2         2       2       2
----------
(1) All performance ratios for the three- and nine-month periods have been annualized.
(2)  Ratio of net income to average total assets.
(3)  Ratio of net income to average equity.
(4) The difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(5)  Net interest income divided by average interest-earning assets.
(6) Non-interest expense divided by the sum of net interest income and non-interest income.

Comparison of Financial Condition at September 30, 2001 and December 31, 2000

     Our total assets increased by $1.5 million, or 1.7%, to $87.3 million at September 30, 2001 from $85.8 million at December 31, 2000. The increase resulted primarily from an increase in loans, net, and our investment in Federal Home Loan Bank stock, partially offset by a decrease in interest-bearing deposits in other financial institutions. Loans, net of the allowance for loan losses, increased by $4.4 million, or 7.8%, to $61.3 million at September 30, 2001 from $56.9 million at December 31, 2000. The increase in loans reflects a $4.5 million, or 85.0%, increase in commercial real estate loans to $9.9 million at September 30, 2001 from $5.4 million at December 31, 2000. Federal Home Loan Bank stock increased by $2.5 million, or 560.2%, to $3.0 million at September 30, 2001 from $452,000 at December 31, 2000. Interest-bearing deposits in other financial institutions decreased $4.5 million, or 70.3%, to $1.9 million at September 30, 2001 from $6.4 million at December 31, 2000. During this period, we invested our liquid assets in Federal Home Loan Bank stock and other securities with higher yields.

     Total deposits increased $2.7 million, or 3.5%, to $78.7 million at September 30, 2001 from $76.0 million at December 31, 2000. Savings, passbook, NOW and money market accounts increased $9.6 million, or 85.0%, to $20.9 million at September 30, 2001 from $11.3 million at December 31, 2000. Time deposits decreased $7.8 million, or 13.2%, to $51.5 million at September 30, 2001 from $59.3 million at December 31, 2000 as depositors reinvested funds from maturing certificates of deposit into higher-yielding, shorter-term money market savings accounts. We emphasized money market savings accounts as part of our recent marketing efforts.

     Equity increased $283,000, or 4.6%, to $6.4 million at September 30, 2001 from $6.1 million at December 31, 2000, primarily as a result of an increase in accumulated other comprehensive income of $237,000 and net income of $46,000.

Comparison of Operating Results for the Three Months Ended September 30, 2001 and 2000

     General. Net loss decreased by $110,000 to $8,000 for the three months ended September 30, 2001 from $118,000 for the three months ended September 30, 2000. The decrease resulted from an increase in total interest income and a decrease in the provision for loan losses, partially offset by increases in interest expense and non-interest expense, and a decrease in non-interest income.

     Total Interest Income. Total interest income increased by $83,000, or 6.1%, to $1.4 million for the three months ended September 30, 2001 from $1.4 million for the three months ended September 30, 2000. The increase resulted primarily from increases in interest income on securities and interest bearing deposits in other financial institutions, partially offset by a decrease in interest income on loans.

     Interest income on securities increased $68,000, or 45.0%, to $219,000 for the three months ended September 30, 2001 from $151,000 for the three months ended September 30, 2000, reflecting an increase in our average balance of Federal Home Loan Bank stock between the periods. Interest income on interest bearing deposits in other financial institutions increased $57,000, or 150.0%, to $95,000 for the three months ended September 30, 2001 from $38,000 for the three months ended September 30, 2001, due primarily to an increase in the yield we received on these deposits. Interest income on loans decreased $42,000, or 3.6%, to $1.1 million for the three months ended September 30, 2001 from $1.2 million for the three months ended September 30, 2000, primarily because of a decrease in the average yield we received on our loans.

     Total Interest Expense. Total interest expense increased by $93,000, or 10.5%, to $975,000 for the three months ended September 30, 2001 from $882,000 for the three months ended September 30, 2000. The increase resulted primarily from an increase in interest expense on savings deposits and time deposits, which was partially offset by a decrease in interest expense on Federal Home Loan Bank advances. Interest expense on savings deposits increased $98,000, or 130.7%, to $173,000 for the three months ended September 30, 2001 from $75,000 for the three months ended September 30, 2000. Interest expense on time deposits increased by $32,000, or 4.3%, to $771,000 for the three months ended September 30, 2001 from $739,000 for the three months ended September 30, 2000. Interest expense on Federal Home Loan Bank advances decreased $37,000, or 63.8%, to $21,000 for the three months ended September 30, 2001 from $58,000 for the three months ended September 30, 2000, as a result of our decreasing reliance on these high-cost advances as a source of liquidity.

     Net Interest Income. Net interest income decreased $10,000, or 2.1%, to $460,000 for the three months ended September 30, 2001 from $470,000 for the three months ended September 30, 2000. Despite our interest rate spread increasing by 1 basis point to 1.73% for the three months ended September 30, 2001 from 1.72% for the three months ended September 30, 2000, our net interest margin decreased 42 basis points to 2.22% for the three months ended September 30, 2001 from 2.64% for the three months ended September 30, 2000.

     Provision for Loan Losses. We establish provisions for loan losses which are charged to operations at a level we believe appropriate to absorb management's best estimate of probable loan losses in the loan portfolio incurred as of the balance sheet date. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the type and amount of loans in the loan portfolio, adverse situations that may affect a borrower's ability to repay the loan, the estimated value of any underlying collateral, peer group information and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.

     We charged off $240,000 of loans during the third quarter of 2000 as a result of weaknesses in our portfolio identified by management, the Federal Deposit Insurance Corporation and the Illinois Office of Banks and Real Estate. Following these charge-offs, we made additional provisions for loan losses to reflect management's best estimate of probable loan losses in the loan portfolio incurred as of the balance sheet date. Management made provisions of $12,000 and $237,000 for the three months ended September 30, 2001 and 2000, respectively.

     Our allowance for loan losses was $602,000, or 41.18% of total nonperforming loans and 0.97% of gross loans at September 30, 2001. At June 30, 2001, our allowance for loan losses was 100.63% of total nonperforming loans at that date. The decrease in the ratio of the allowance for loan losses to total nonperforming loans was primarily due to a commercial business loan that had been performing in accordance with its terms as of June 30, 2001, but as a result of a subsequent fire at the borrower's facility, was not performing in accordance with its terms as of September 30, 2001. Because the borrower maintained full insurance on the property and listed Clover Leaf Bank as loss payee on the insurance policy, we believe that we will not suffer a loss on this loan, and therefore we have not made additional provisions for loan losses for this loan. See "Business of Clover Leaf Bank, SB--Lending Activities--Commercial Business Loans." Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. Management uses available information, including changes in the size and composition of the loan portfolio, overall portfolio quality, a review of specific problem loans and current economic conditions, to recognize losses on loans. Future loan loss provisions may be necessary based on changes in  economic  conditions,  among other  factors.  In  addition,  various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of September 30, 2001 was maintained at a level that represented management's best estimate of probable loan losses in the loan portfolio incurred as of the balance sheet date.

     Non-interest Income. Non-interest income includes service charges on deposit accounts, other service charges and fees, loan servicing fees, gain on sale of securities and other income. Total non-interest income increased $5,000, or 9.3%, to $59,000 for the three months ended September 30, 2001 from $54,000 for the three months ended September 30, 2000. The primary reason for this increase was a $6,000 increase in rental income from a property we own.

     Non-interest Expense. Non-interest expense includes salaries and employee benefits, equipment and data processing, occupancy and other expenses. Total non-interest expense increased $58,000, or 12.5%, to $523,000 for the three months ended September 30, 2001 from $465,000 for the three months ended September 30, 2000. Salaries and employee benefits expense increased $16,000, or 6.6%, to $259,000 for the three months ended September 30, 2001 from $243,000 for the three months ended September 30, 2000, as a result of increases in contributions to our pension plan to compensate for decreases in the value of securities held by that plan, as well as increases in employee health insurance premiums. Equipment and data processing expense increased $17,000, or 25.0%, to $85,000 for the three months ended September 30, 2001 from $68,000 for the three months ended September 30, 2000, as a result of a higher volume of data processing, as well as the implementation of image processing. Occupancy expense increased $11,000, or 37.9%, to $40,000 for the three months ended September 30, 2001 from $29,000 for the three months ended September 30, 2000.

     Provision for Income Taxes. Income taxes increased $52,000 to a benefit of $8,000 for the three months ended September 30, 2001 from a benefit of $60,000 for the three months ended September 30, 2000. The difference in the income tax expense reflects a reduction in tax loss carry-forwards that resulted from net losses before tax benefit of $260,000 for the year ended December 31, 2000.

Comparison of Operating Results for the Nine Months Ended September 30, 2001 and 2000

     General. Net income increased by $89,000 to $46,000 for the nine months ended September 30, 2001 from a net loss of $43,000 for the nine months ended September 30, 2000. The increase resulted from an increase in total interest income and a decrease in the provision for loan losses, partially offset by increases in interest expense and non-interest expense, and a decrease in non-interest income. Our interest rate spread decreased by 35 basis points to 1.73% for the nine months ended September 30, 2001 from 2.08% for the nine months ended September 30, 2000.

     Total Interest Income. Total interest income increased by $460,000, or 11.9%, to $4.3 million for the nine months ended September 30, 2001 from $3.9 million for the nine months ended September 30, 2000. The increase resulted primarily from increases in interest income on securities, loans and interest bearing deposits at other financial institutions.

     Interest income on securities increased $274,000, or 60.1%, to $730,000 for the nine months ended September 30, 2001 from $456,000 for the nine months ended September 30, 2000, reflecting an increase in our average balance of Federal Home Loan Bank stock between the periods. Interest income on interest bearing deposits in other financial institutions increased

$121,000, or 142.4%, to $206,000 for the nine months ended September 30, 2001 from $85,000 for the nine months ended September 30, 2000. Interest income on loans increased $65,000, or 1.9%, to $3.4 million for the nine months ended September 30, 2001 from $3.3 million for the nine months ended September 30, 2000. The increase was due primarily to increases in the average balances of and the yield on commercial loans, as we have emphasized the origination of commercial real estate and commercial business loans, which currently carry higher interest rates than the rates on one- to four-family residential real estate loans.

     Total Interest Expense. Total interest expense increased by $554,000, or 22.7%, to $3.0 million for the nine months ended September 30, 2001 from $2.4 million for the nine months ended September 30, 2000. The increase resulted primarily from an increase in interest expense on savings deposits and time deposits, which was partially offset by a decrease in interest expense on Federal Home Loan Bank advances. Interest expense on savings deposits increased $182,000, or 83.1%, to $401,000 for the nine months ended September 30, 2001 from $219,000 for the nine months ended September 30, 2000. Interest expense on time deposits increased by $495,000, or 25.0%, to $2.5 million for the nine months ended September 30, 2001 from $2.0 million for the nine months ended September 30, 2000. Interest expense on Federal Home Loan Bank advances decreased $122,000, or 58.4%, to $87,000 for the nine months ended September 30, 2001 from $209,000 for the nine months ended September 30, 2000, as a result of our decreasing reliance on these high-cost advances as a source of liquidity.

     Net Interest Income. Net interest income remained constant at $1.4 million for the nine months ended September 30, 2001 and 2000. Our interest rate spread decreased by 35 basis points to 1.73% for the nine months ended September 30, 2001 from 2.08% for the nine months ended September 30, 2000.

     Provision for Loan Losses. We charged-off $240,000 of loans during the third quarter of 2000 as a result of weaknesses in our portfolio identified by management, the Federal Deposit Insurance Corporation and the Illinois Office of Banks and Real Estate. Management made provisions of $28,000 and $267,000 for the nine months ended September 30, 2001 and 2000, respectively. The allowance for loan losses as of September 30, 2001 was maintained at a level that represented management's best estimate of probable loan losses in the loan portfolio incurred as of the balance sheet date.

     Non-interest Income. Total non-interest income increased $58,000, or 40.6%, to $201,000 for the nine months ended September 30, 2001 from $143,000 for the nine months ended September 30, 2000. Service charges on deposit accounts increased $9,000, or 19.1%, to $56,000 for the nine months ended September 30, 2001 from $47,000 for the nine months ended September 30, 2000. Other service charges and fees increased $30,000, or 40.5%, to $104,000 for the nine months ended September 30, 2001 from $74,000 for the nine months ended September 30, 2000.

     Non-interest Expense. Total non-interest expense increased $97,000, or 7.0%, to $1.5 million for the nine months ended September 30, 2001 from $1.4 million for the nine months ended September 30, 2000. Salaries and employee benefits expense increased $43,000, or 6.1%, to $743,000 for the nine months ended September 30, 2001 from $700,000 for the nine months ended September 30, 2000, as a result of increases in contributions to our pension plan to compensate for decreases in the value of securities held by that plan, as well as increases in employee health insurance premiums. Equipment and data processing expense increased $32,000, or 14.7%, to $250,000 for the nine months ended September 30, 2001 from $218,000 for the nine months ended September 30, 2000, as a result of a higher volume of data processing, as well as the implementation of image processing.

     Provision for Income Taxes. Income taxes increased $17,000 to a benefit of $8,000 for the nine months ended September 30, 2001 from a benefit of $25,000 for the nine months ended September 30, 2000. The difference in income taxes reflects a reduction in tax loss carry-forwards that resulted from net losses before tax benefit of $260,000 for the year ended December 31, 2000.

                          PROPOSED MANAGEMENT PURCHASES

     The following table sets forth, for each of our directors and executive officers and their associates, and for all of the directors and executive officers and their associates as a group, the proposed purchases of common stock, assuming sufficient shares are available to satisfy their subscriptions.

                                            Anticipated   Anticipated
                                            Number of       Dollar      Percent
                                           Shares to be  Amount to be     of
             Name and Title                 Purchased     Purchased    Shares(1)
-----------------------------------------  ------------  ------------  ---------
Philip H. Weber, Chairman of the Board ..     10,000      $  100,000      2.0%
Robert W. Schwartz, Vice Chairman of
  the Board .............................     20,000         200,000      4.0
Dennis M. Terry, President, Chief
  Executive Officer and Director ........     15,000         150,000      3.0
Joseph J. Gugger, Director ..............     20,000         200,000      4.0
Kenneth P. Highlander, Director .........     20,000         200,000      4.0
Henry L. Malench, Director ..............     10,000         100,000      2.0
Gary D. Niebur, Director ................      5,000          50,000      1.0
Charles W. Schmidt, Director ............      5,000          50,000      1.0
Lisa R. Fowler, Senior Vice President ...      1,000          10,000      0.2
Darlene F. McDonald, Vice President,
  Treasurer and Secretary ...............      1,000          10,000      0.2
                                             -------      ----------     ----
All directors and executive officers
  as a group (ten persons) ..............    107,000      $1,070,000     21.4%
                                             =======      ==========     ====
----------
(1)  Based upon the midpoint of the offering range.

     In addition, the employee stock ownership plan currently intends to purchase 8% of the common stock issued in the conversion for the benefit of officers and employees. Stock options and stock grants may also be granted in the future to directors, officers and employees upon the receipt of stockholder approval of our proposed stock benefit plans. See "Management--Benefit Plans" for a description of these plans.

                                 USE OF PROCEEDS

     The following table presents the estimated net proceeds of the offering, the amount to be retained by Clover Leaf Financial, the amount to be contributed to Clover Leaf Bank, and the amount of Clover Leaf Financial's loan to the employee stock ownership plan. In the event that we do not use the holding company structure as part of the conversion, Clover Leaf Bank will retain all of the net proceeds of the offering. See "Pro Forma Data" for the assumptions used to arrive at these amounts.

                                       425,000    500,000    575,000    661,250
                                      Shares at  Shares at  Shares at  Shares at
                                       $10.00     $10.00     $10.00     $10.00
                                      Per Share  Per Share  Per Share  Per Share
                                      ---------  ---------  ---------  ---------
                                                    (In Thousands)
Gross proceeds ......................   $4,250     $5,000     $5,750     $6,613
Less: estimated offering expenses ...      444        444        444        444
                                        ------     ------     ------     ------
Net proceeds ........................   $3,806     $4,556     $5,306     $6,169
                                        ======     ======     ======     ======
Amount to be contributed to
  Clover Leaf Bank (50% of net
  proceeds) .........................   $1,903     $2,278     $2,653     $3,085
Amount of loan to employee stock
   ownership plan (8% of net
   proceeds) ........................      340        400        460        529
                                        ------     ------     ------     ------
Net amount to be retained by
   Clover Leaf Financial (42% of net
   proceeds) ........................   $1,563     $1,878     $2,193     $2,556
                                        ======     ======     ======     ======

     Clover Leaf Financial will purchase all of the capital stock of Clover Leaf Bank to be issued in the conversion in exchange for at least 50% of the net proceeds of the stock offering. The net proceeds will increase Clover Leaf Bank's capital and will support the expansion of Clover Leaf Bank's existing business activities.

     Clover Leaf Financial intends to loan to the employee stock ownership plan the amount necessary to acquire 8% of the common stock issued in the conversion. The employee stock ownership plan may purchase the common stock in the open market following the conversion if it cannot purchase the shares in the conversion. The loan to the employee stock ownership plan will be $340,000 and $460,000 at the minimum and maximum of the offering range. See "Management--Benefit Plans--Employee Stock Ownership Plan and Trust."

     The net proceeds available to Clover Leaf Bank will be used for general corporate purposes. On a short-term basis, Clover Leaf Bank may purchase investment and mortgage-backed securities. The net proceeds received by Clover Leaf Bank will further strengthen Clover Leaf Bank's capital position, which already exceeds regulatory requirements. After the conversion, Clover Leaf Bank's tangible capital ratio will be 9.00%, if the common stock is sold at the midpoint of the offering range. As a result, Clover Leaf Bank will be a well-capitalized institution.

     Initially, we will use the remaining net proceeds retained by us to invest in U.S. Government and federal agency securities of various maturities, deposits in either the Federal Home Loan Bank of Chicago or other financial institutions, or a combination of these items. Depending on market conditions or business opportunities available to us, the net proceeds may ultimately be used to:

     o    support Clover Leaf Bank's lending activities;

     o support the future expansion of operations, including establishing or acquiring branch offices or acquiring other financial institutions, although no such transactions are being considered at this time; or

     o pay regular or special cash dividends, repurchase common stock or pay returns of capital.

     We have committed to the Federal Deposit Insurance Corporation that we will not pay stockholders a return of capital for twelve months following the completion of the conversion without the prior written consent of the Federal Deposit Insurance Corporation.

     Federal regulations require us to sell common stock in the conversion in an amount equal to our estimated pro forma market value, as determined by an independent appraisal. See "The Conversion--Stock Pricing and Number of Shares to be Issued." As a result, we may be required to sell more shares in the conversion than we may otherwise desire. To the extent we have excess capital upon completion of the conversion, we may repurchase our common stock and pay dividends subject to any regulatory restrictions of the Federal Deposit Insurance Corporation and the Federal Reserve Board.

     Our board of directors will consider repurchasing our stock after the conversion, subject to applicable regulatory requirements and other market and economic factors that may include, but not be limited to, the following:

     o the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in our return on equity; and

     o the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans.

     We will not repurchase our stock unless Clover Leaf Bank continues to exceed all applicable regulatory requirements after the repurchases. In addition, during the first year following the conversion, the Federal Deposit
Insurance Corporation will only allow us to purchase up to 5% of our common stock and only if compelling and valid business reasons exist for the repurchase. No stock repurchases are permissible for the first six months after the conversion. Stock repurchases in excess of 10% or more of our consolidated net worth in any 12-month period may require the non-objection of the Board of Governors of the Federal Reserve System. The payment of dividends or repurchase of stock will be prohibited if Clover Leaf Bank's net worth would be reduced below the amount required for the liquidation account to be established for the benefit of eligible account holders and supplemental eligible account holders. See "Dividend Policy," "The Conversion--Effects of Conversion to Stock Form on Depositors and Borrowers of Clover Leaf Bank--Effect on Liquidation Rights" and "--Restrictions on Transferability of Subscription Rights."

     As a savings institution, Clover Leaf Bank may be subject to a significant tax liability if it repurchases its common stock. This restriction would only be applicable to Clover Leaf Bank if it completed the conversion without utilizing the holding company structure. See "Taxation--Federal Taxation."

     Our net proceeds may vary because total expenses of the conversion may be more or less than those estimated. The net proceeds also will vary if the number of shares to be issued in the conversion is adjusted to reflect a change in the estimated pro forma market value of Clover Leaf Bank. Payments for shares made through withdrawals from existing deposit accounts at Clover Leaf Bank will not result in the receipt of new funds for investment by Clover Leaf Bank; rather they will result in a reduction of Clover Leaf Bank's interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts to purchase shares.

                                 DIVIDEND POLICY

     We have not determined, when, or if we intend to pay dividends on the common stock. Any future payment of dividends will depend upon a number of factors, including the amount of net proceeds retained by us in the conversion, investment opportunities available to us, capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, they will not be reduced or eliminated in future periods.

     Clover Leaf Bank will not be permitted to pay dividends on its capital stock to Clover Leaf Financial if Clover Leaf Bank's stockholders' equity would be reduced below the amount required for the liquidation account. See "The Conversion--Effects of Conversion to Stock Form on Depositors and Borrowers of Clover Leaf Bank--Effect on Liquidation Rights." For information concerning federal and state law and regulations that apply to Clover Leaf Bank in determining the amount of proceeds that may be retained by Clover Leaf Financial and regarding a savings bank's capital requirements and other restrictions on its ability to make capital distributions, including payment of dividends to its holding company, see "Taxation--Federal Taxation" and "Regulation--Clover Leaf Bank--Capital Requirements" and "Dividends."

     Clover Leaf Financial is subject to the requirements of Delaware law, which generally limit dividends to an amount equal to the excess of the net assets of Clover Leaf Financial over its statutory capital or, if there is no excess, to its net profits for the current and/or immediately preceding fiscal year. For these purposes, net assets means the amount by which total assets exceed total liabilities, and statutory capital generally means the aggregate par value of the outstanding shares of Clover Leaf Financial's capital stock. In addition, under Federal Reserve Board policy, a bank holding company should pay dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the payment of the dividend and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition.

                             MARKET FOR COMMON STOCK

     Because this is our initial public offering, there is no market for our common stock at this time. After we complete the offering, we anticipate that our common stock will be traded on the Over-the-Counter Bulletin Board. In order to be eligible for trading on the Over-the-Counter Bulletin Board, we must remain current in our periodic reporting with the Securities and Exchange Commission (or the Federal Deposit Insurance Corporation, if we do not utilize the holding company structure as part of the conversion). Keefe, Bruyette & Woods has indicated its intention to register with the National Association of Securities Dealers, Inc. to be able to trade our common stock and to assist us in identifying other firms to do the same. This may include the solicitation of potential buyers and sellers in order to match buy and sell orders. However, Keefe, Bruyette & Woods will not be subject to any obligation with respect to these efforts.

     The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within the control of Clover Leaf Financial, Clover Leaf Bank or any market maker. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the subscription price of $10.00 per share. Therefore, purchasers of the common stock should have a long-term investment intent and should recognize that there may be a limited trading market in the common stock. This may make it difficult to sell the common stock after the conversion and may have an adverse effect on the price at which the common stock can be sold.

             HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

     At June 30, 2001, Clover Leaf Bank exceeded all of its regulatory capital requirements. The following table sets forth Clover Leaf Bank's historical capital under accounting principles generally accepted in the United States of America and regulatory capital at June 30, 2001, and the pro forma capital of Clover Leaf Bank after giving effect to the conversion, based upon the sale of the number of shares shown in the table. The pro forma capital amounts reflect the receipt by Clover Leaf Bank of 50% of the net conversion proceeds. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Clover Leaf Bank in assets that have a risk-weight of 20% under applicable regulations, as if the net proceeds had been received and so applied at June 30, 2001. In the event that we do not use the holding company structure as part of the conversion, Clover Leaf Bank's pro forma capital levels will exceed those set forth in the table below, as Clover Leaf Bank will retain all of the net proceeds of the offering. For further information regarding Clover Leaf Bank's historical capital see Note 9 to Notes to Consolidated Financial Statements.

     The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the Federal Deposit Insurance Corporation for Clover Leaf Bank. On a pro forma basis, assuming the sale of common stock by Clover Leaf Financial at the minimum of the offering range, Clover Leaf Financial's pro forma Tier 1 and total capital would significantly exceed the Federal Reserve Board's capital adequacy requirements.

                                                     Pro Forma at June 30, 2001, Based Upon the Sale of
                                            --------------------------------------------------------------------
                                                                                               661,250 Shares(1)
                                            425,000 Shares   500,000 Shares   575,000 Shares      at 15% above
                            Historical at   at Minimum of    at Midpoint of    at Maximum of       Maximum of
                            June 30, 2001   Offering Range   Offering Range   Offering Range    Offering Range
                           ---------------  ---------------  ---------------  ---------------  -----------------
                           Amount  Percent  Amount  Percent  Amount  Percent  Amount  Percent   Amount  Percent
                           ------  -------  ------  -------  ------  -------  ------  -------   ------  -------
                                                         (Dollars in Thousands)
Equity under generally
  accepted accounting
  principles ............  $6,277    7.15%  $7,670    8.60%  $7,955    8.90%  $8,240    9.18%   $8,568    9.51%
                           ======   =====   ======   =====   ======   =====   ======   =====    ======   =====

Tangible capital(2):
  Actual (3) ............  $6,143    7.21%  $7,536    8.70%  $7,821    9.00%  $8,106    9.30%   $8,434    9.64%
  Requirement ...........   1,278    1.50    1,299    1.50    1,303    1.50    1,307    1.50     1,312    1.50
                           ------   -----   ------   -----   ------   -----   ------   -----    ------   -----
    Excess ..............  $4,865    5.71%   6,237    7.20%   6,518    7.50%   6,799    7.80%    7,122    8.14%
                           ======   =====   ======   =====   ======   =====   ======   =====    ======   =====

Tier 1 (core) capital(2):
  Actual (3) ............  $6,143    7.21%  $7,536    8.70%  $7,821    9.00%  $8,106    9.30%   $8,434    9.64%
  Requirement ...........   3,407    4.00    3,463    4.00    3,475    4.00    3,486    4.00     3,499    4.00
                           ------   -----   ------   -----   ------   -----   ------   -----    ------   -----
    Excess ..............  $2,736    3.21%  $4,073    4.70%  $4,346    5.00%  $4,620    5.30%   $4,935    5.64%
                           ======   =====   ======   =====   ======   =====   ======   =====    ======   =====

Risk-based capital(2):
  Actual (3) ............  $6,779   13.33%  $8,172   15.98%  $8,457   16.52%  $8,742   17.06%   $9,070   17.67%
  Requirement ...........   4,069    8.00    4,091    8.00    4,096    8.00    4,100    8.00     4,106    8.00
                           ------   -----   ------   -----   ------   -----   ------   -----    ------   -----
    Excess ..............  $2,710    5.33%  $4,081    7.98%  $4,361    8.52%  $4,642    9.06%   $4,964    9.67%
                           ======   =====   ======   ======  ======   =====   ======   =====    ======   =====

----------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the offering range of up to 15% as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the offering.

(2)  Tangible  and Tier 1  capital  levels  are shown as a  percentage  of total
     adjusted  average  assets.   Risk-based  capital  levels  are  shown  as  a
     percentage of risk-weighted assets.

(3) Pro forma capital levels assume that (i) the recognition plan is funded through purchases in the open market of a number of shares equal to 4% of the common stock sold in the offering, and (ii) the employee stock ownership plan purchases 8% of the shares sold in the offering. See "Management" for a discussion of the recognition plan and employee stock ownership plan.

                                 CAPITALIZATION

     The following table presents the historical capitalization of Clover Leaf Bank at June 30, 2001, and our pro forma consolidated capitalization after giving effect to the conversion, based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data." The determination not to utilize the holding company structure as part of the conversion would not impact the pro forma total equity information set forth in the following table, as the pro forma total equity information is presented on a consolidated basis.

                                                                     Clover Leaf Financial - Pro Forma
                                                                    Based upon Sale at $10.00 Per Share
                                                            --------------------------------------------------
                                                                                                     661,250
                                                              425,000       500,000      575,000    Shares (1)
                                             Clover Leaf      Shares        Shares       Shares     (15% above
                                                 Bank       (Minimum of  (Midpoint of  (Maximum of  Maximum of
                                              Historical     Offering      Offering     Offering     Offering
                                            Capitalization    Range)        Range)       Range)       Range)
                                            --------------  -----------  ------------  -----------  ----------
                                                                        (In Thousands)

Deposits(2) ..............................     $79,392        $79,392      $79,392       $79,392      $79,392
Borrowings ...............................       1,500          1,500        1,500         1,500        1,500
                                               -------        -------      -------       -------      -------
Total deposits and borrowings ............     $80,892        $80,892      $80,892       $80,892      $80,892
                                               =======        =======      =======       =======      =======
Stockholders' equity:
  Preferred stock, $.10 par value, 250,000
    shares authorized; none to be issued .     $    --        $    --      $    --       $    --      $    --
  Common stock, $.10 par value, 2,000,000
    shares authorized; shares to be issued
    as reflected(3) ......................          --             43           50            58           66
Additional paid-in capital(3) ............          --          3,763        4,506         5,248        6,103
Retained earnings(4) .....................       6,143          6,143        6,143         6,143        6,143
Accumulated other comprehensive income ...         134            134          134           134          134
Less:
  Common stock acquired by our employee
    stock ownership plan (5) .............          --            340          400           460          529
  Common stock to be acquired by our
    recognition and retention plan(6) ....          --            170          200           230          265
                                               -------        -------      -------       -------      -------
Total equity .............................     $ 6,277        $ 9,573      $10,233       $10,893      $11,652
                                               =======        =======      =======       =======      =======

----------
(1) As adjusted to give effect to an increase in the number of shares that could occur due to an increase in the offering range of up to 15% as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the offering, or to fill the order of the employee stock ownership plan.

(2) Does not reflect withdrawals from deposit accounts for the purchase of common stock in the conversion. These withdrawals would reduce pro forma deposits by the amount of the withdrawals.

(3) The sum of the par value and additional paid-in capital accounts equals the net conversion proceeds. No effect has been given to the issuance of additional shares of common stock pursuant to a stock option plan. We intend to adopt a stock option plan and to submit the plan to stockholders at a meeting of stockholders to be held no earlier than six months following completion of the conversion. If the plan is approved by stockholders, an amount equal to 10% of the shares of common stock sold in the conversion will be reserved for issuance under the plan. See "Pro Forma Data" and "Management--Benefit Plans--Stock Option Plan."

(4) The retained earnings of Clover Leaf Bank will be substantially restricted after the conversion. See "The Conversion--Effects of Conversion to Stock Form on Depositors and Borrowers of Clover Leaf Bank--Effect on Liquidation Rights."

(5) Assumes that 8% of the common stock will be purchased by our employee stock ownership plan. The common stock acquired by this plan is reflected as a reduction of stockholders' equity. Assumes the funds used to acquire the shares will be borrowed from Clover Leaf Financial. See Note 1 to the table set forth under "Pro Forma Data" and "Management--Benefit Plans--Employee Stock Ownership Plan and Trust."

(6) Gives effect to the recognition and retention plan that we expect to adopt after the conversion and present to stockholders for approval at a meeting of stockholders to be held no earlier than six months after we complete the conversion. No shares will be purchased by the recognition and retention plan in the conversion, and the plan cannot purchase any shares until stockholder approval has been obtained. If the recognition and retention plan is approved by our stockholders within 12

                                              (footnotes continued on next page)

     (continued from previous page)

     months after the conversion, it is expected the plan would acquire an amount of common stock equal to 4% of the shares of common stock issued in the conversion, or 17,000, 20,000, 23,000 and 26,450 shares at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively. The table assumes that stockholder approval has been obtained and that the shares are purchased in the open market at $10.00 per share. The common stock so acquired by the recognition and retention plan is reflected as a reduction in stockholders' equity. If the shares are purchased at prices higher or lower than the initial purchase price of $10.00 per share, the purchases would have a greater or lesser impact, respectively, on stockholders' equity. If the recognition and retention plan purchases authorized but unissued shares from Clover Leaf Financial, the issuance would dilute the voting interests of existing stockholders by approximately 3.8%. If the recognition and retention plan is implemented more than 12 months after the conversion, the plan would not be subject to Federal Deposit Insurance Corporation regulations limiting the plan to no more than 4% of the shares of common stock issued in the conversion. See "Pro Forma Data" and "Management--Benefit Plans--Recognition and Retention Plan."

                                 PRO FORMA DATA

     We cannot determine the actual net proceeds from the sale of our common stock until the conversion is completed. However, net proceeds are currently estimated to be between $3.8 million and $5.3 million (or $6.2 million in the event the offering range is increased by 15%) based upon the following assumptions: (1) all shares of common stock will be sold in the subscription offering; and (2) total expenses, including the marketing fees to be paid to Keefe, Bruyette & Woods, will be fixed at $444,000. Actual expenses may otherwise vary from those estimated because expenses related to items such as mailing and community marketing may be incurred following the date of this prospectus, and therefore cannot be predicted with certainty, or because we would need to incur additional expenses due to a material delay in the completion of the conversion. See "Risk Factors--The Offering May Extend Beyond December 12, 2001. An Extension Could Result in Increased Costs, and We May Experience a Change in Our Financial Condition." Total expenses will not vary depending on the number of shares purchased by our officers, directors, employees or employee stock ownership plan, as Keefe, Bruyette & Woods will receive a fixed fee for its services. Except for the $10.00 purchase price per share, proposed purchasers will not be required to pay a fee to purchase our common stock. See "Proposed Management Purchases."

     We calculated pro forma net income and stockholders' equity for the six months ended June 30, 2001 and the year ended December 31, 2000 as if the common stock to be issued in the offering had been sold at the beginning of the respective periods. The table assumes that the estimated adjusted net proceeds had been invested at 3.70% for the six months ended June 30, 2001 and for the year ended December 31, 2000, which represents the yield on the one-year U.S. Treasury Bill as of June 30, 2001 (which, in light of changes in interest rates in recent periods, is deemed by Clover Leaf Financial and Clover Leaf Bank to more accurately reflect the pro forma reinvestment rate in recent periods than an arithmetic average method). The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected. We assumed a combined effective federal and state income tax rate of 34.0% for the six months ended June 30, 2001 and the year ended December 31, 2000, resulting in an after-tax yield of 2.44% for the six months ended June 30, 2001 and for the year ended December 31, 2000. We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted to give effect to the shares purchased by the employee stock ownership plan with respect to the net income per share calculations. See
Note 2 to the following tables. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds.

     The following pro forma information may not be representative of the financial effects of the conversion at the date on which the conversion actually occurs and should not be considered as indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of our assets and liabilities computed in accordance with accounting principles generally accepted in the United States of America. The pro forma stockholders' equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation. We did not reflect in the table the possible issuance of additional shares equal to 10% of the common stock to be reserved for future issuance pursuant to our proposed stock option plan, nor does book value give any effect to the liquidation account to be established for the benefit of eligible account holders and supplemental eligible account holders or to Clover Leaf Bank's bad debt reserve. See "Management--Benefit Plans" and "The Conversion--Effects of Conversion to Stock Form on Depositors and Borrowers of Clover Leaf Bank--Effect on Liquidation Rights." The table does give effect to the recognition and retention plan, which we expect to adopt following the conversion and present together with the stock option plan to stockholders for approval no earlier than six months following the conversion. If the recognition and retention plan is approved by stockholders within 12 months after the conversion, it is expected the recognition and retention plan would acquire an amount of common stock equal to 4% of the shares of common stock issued in the conversion, either through open market purchases, if permissible, or from authorized but unissued shares of common stock. The table assumes that stockholder approval has been obtained and that the shares acquired by the recognition and retention plan are purchased in the open market at $10.00 per share. There can be no assurance that stockholder approval of the recognition and retention plan will be obtained, that the shares will be purchased in the open market or that the purchase price will be $10.00 per share. In addition, if the recognition and retention plan is implemented more than 12 months after the conversion, the plan would not be subject to Federal Deposit Insurance Corporation regulations limiting the plan to no more than 4% of the shares issued in the conversion.

     The following tables summarize historical consolidated data of Clover Leaf Bank and pro forma data of Clover Leaf Financial at or for the dates and periods indicated based on the assumptions set forth above and in the tables and should not be used as a basis for projection of the market value of the common stock following the conversion. The determination not to utilize the holding company structure as part of the conversion would not impact the pro forma data in the following tables, since the information is presented on a consolidated basis.

                                                         At and For the Six Months Ended June 30, 2001
                                                     -----------------------------------------------------
                                                       425,000      500,000      575,000       661,250
                                                     Shares Sold  Shares Sold  Shares Sold   Shares Sold
                                                      at $10.00    at $10.00    at $10.00     at $10.00
                                                      Per Share    Per Share    Per Share   Per Share (15%
                                                      (Minimum     (Midpoint    (Maximum     above Maximum
                                                      of Range)    of Range)    of Range)    of Range)(9)
                                                     -----------  -----------  -----------  --------------
                                                       (Dollars in Thousands, Except Per Share Amounts)
Gross proceeds ....................................   $  4,250     $  5,000     $  5,750      $  6,613
Less offering expenses ............................       (444)        (444)        (444)         (444)
                                                      --------     --------     --------      --------
Estimated net conversion proceeds .................      3,806        4,556        5,306         6,169
Less employee stock ownership plan adjustment .....       (340)        (400)        (460)         (529)
Less recognition and retention plan adjustment ....       (170)        (200)        (230)         (265)
                                                      --------     --------     --------      --------
Estimated adjusted net proceeds(1) ................   $  3,296     $  3,956     $  4,616      $  5,375
                                                      ========     ========     ========      ========
Net income:
  Historical ......................................   $     54     $     54     $     54      $     54
  Pro forma adjustments:
    Income on adjusted net proceeds(1) ............         40           48           56            66
    Employee stock ownership plan (2) .............         (7)          (9)         (10)          (12)
    Recognition and retention plan(3) .............        (11)         (13)         (15)          (17)
                                                      --------     --------     --------      --------
  Pro forma net income ............................   $     76     $     80     $     85      $     91
                                                      ========     ========     ========      ========
Net income per share:
  Historical ......................................   $   0.14     $   0.12     $   0.10      $   0.09
  Pro forma adjustments:
    Income on adjusted net proceeds(1) ............       0.10         0.10         0.11          0.11
    Employee stock ownership plan (2) .............      (0.02)       (0.02)       (0.02)        (0.02)
    Recognition and retention plan(3) .............      (0.03)       (0.03)       (0.03)        (0.03)
                                                      --------     --------     --------      --------
Pro forma basic and diluted net income per share ..   $   0.19     $   0.17     $   0.16      $   0.15
                                                      ========     ========     ========      ========
Pro forma price to earnings ratio (annualized) ....      26.32x       29.41x       31.25x        33.33x
                                                      ========     ========     ========      ========
Number of shares used in calculating net
  income per share:
    Basic and diluted earnings per share ..........    392,133      461,333      530,533       610,113
                                                      ========     ========     ========      ========
Stockholders' equity:
  Historical ......................................   $  6,277     $  6,277     $  6,277      $  6,277
  Estimated net conversion proceeds ...............      3,806        4,556        5,306         6,169
  Less employee stock ownership plan adjustment(2)        (340)        (400)        (460)         (529)
  Less recognition and retention plan adjustment(3)       (170)        (200)        (230)         (265)
                                                      --------     --------     --------      --------
  Pro forma stockholders' equity(4)(5)(6) .........   $  9,573     $ 10,233     $ 10,893      $ 11,652
                                                      ========     ========     ========      ========
Stockholders' equity per share(6):
  Historical ......................................   $  14.77     $  12.55     $  10.92      $   9.49
  Estimated net conversion proceeds ...............       8.96         9.11         9.23          9.33
  Less employee stock ownership plan adjustment(2)       (0.80)       (0.80)       (0.80)        (0.80)
  Less recognition and retention plan adjustment(3)      (0.40)       (0.40)       (0.40)        (0.40)
                                                      --------     --------     --------      --------
Pro forma stockholders' equity per share(3)(4)(5) .   $  22.53     $  20.46     $  18.95      $  17.62
                                                      ========     ========     ========      ========
Pro forma price to book ratio(5)(6) ...............      44.39%       48.88%       52.77%        56.75%
                                                      ========     ========     ========      ========
Number of shares used in equity per share
  calculations(7) .................................    425,000      500,000      575,000       661,250
                                                      ========     ========     ========      ========

----------
(footnotes begin on next page)

                                                          At and For the Year Ended December 31, 2000
                                                     -----------------------------------------------------
                                                       425,000      500,000      575,000       661,250
                                                     Shares Sold  Shares Sold  Shares Sold   Shares Sold
                                                      at $10.00    at $10.00    at $10.00     at $10.00
                                                      Per Share    Per Share    Per Share   Per Share (15%
                                                      (Minimum     (Midpoint    (Maximum     above Maximum
                                                      of Range)    of Range)    of Range)    of Range)(9)
                                                     -----------  -----------  -----------  --------------
                                                       (Dollars in Thousands, Except Per Share Amounts)
Gross proceeds ....................................   $  4,250     $  5,000     $  5,750      $  6,613
Less offering expenses ............................       (444)        (444)        (444)         (444)
                                                      --------     --------     --------      --------
Estimated net conversion proceeds .................      3,806        4,556        5,306         6,169
Less employee stock ownership plan adjustment .....       (340)        (400)        (460)         (529)
Less recognition and retention plan adjustment ....       (170)        (200)        (230)         (265)
                                                      --------     --------     --------      --------
Estimated adjusted net proceeds(1) ................   $  3,296     $  3,956     $  4,616      $  5,375
                                                      ========     ========     ========      ========
Net income (loss):
  Historical ......................................   $   (171)    $   (171)    $   (171)     $   (171)
  Pro forma adjustments:
    Income on adjusted net proceeds(1) ............         80           97          113           131
    Employee stock ownership plan (2) .............        (15)         (18)         (20)          (23)
    Recognition and retention plan(3) .............        (22)         (26)         (30)          (35)
                                                      --------     --------     --------      --------
   Pro forma net income (loss) ....................   $   (128)    $   (118)    $   (108)     $    (98)
                                                      ========     ========     ========      ========
Net income (loss) per share:
  Historical ......................................   $  (0.43)    $  (0.37)    $  (0.32)     $  (0.28)
  Pro forma adjustments:
    Income on adjusted net proceeds(1) ............       0.20         0.21         0.21          0.21
    Employee stock ownership plan (2) .............      (0.04)       (0.04)       (0.04)        (0.04)
    Recognition and retention plan(3) .............      (0.06)       (0.06)       (0.06)        (0.06)
                                                      --------     --------     --------      --------
Pro forma basic and diluted net income (loss)
  per share .......................................   $  (0.33)    $  (0.26)    $  (0.21)     $  (0.17)
                                                      ========     ========     ========      ========
Pro forma price to earnings ratio .................     (30.30)x     (38.46)x     (47.62)x      (58.82)x
                                                      ========     ========     ========      ========
Number of shares used in calculating net
  income per share:
    Basic and diluted earnings per share ..........    393,267      462,667      532,067       611,877
                                                      ========     ========     ========      ========
Stockholders' equity:
  Historical ......................................   $  6,098     $  6,098     $  6,098      $  6,098
  Estimated net conversion proceeds ...............      3,806        4,556        5,306         6,169
  Less employee stock ownership plan adjustment(2)        (340)        (400)        (460)         (529)
  Less recognition and retention plan adjustment(3)       (170)        (200)        (230)         (265)
                                                      --------     --------     --------      --------
  Pro forma stockholders' equity(4)(5) ............   $  9,394     $ 10,054     $ 10,714      $ 11,473
                                                      ========     ========     ========      ========
Stockholders' equity per share(6):
  Historical ......................................   $  14.35     $  12.20     $  10.61      $   9.22
  Estimated net conversion proceeds ...............       8.96         9.11         9.23          9.33
  Less employee stock ownership plan adjustment(2)       (0.80)       (0.80)       (0.80)        (0.80)
  Less recognition and retention plan adjustment(3)      (0.40)       (0.40)       (0.40)        (0.40)
                                                      --------     --------     --------      --------
Pro forma stockholders' equity per share(3)(4)(5)(6)  $  22.11     $  20.11     $  18.64      $  17.35
                                                      ========     ========     ========      ========
Pro forma price to book ratio(5) ..................      45.23%       49.73%       53.65%        57.64%
                                                      ========     ========     ========      ========
Number of shares used in equity per share
  calculations(7) .................................    425,000      500,000      575,000       661,250
                                                      ========     ========     ========      ========

----------
(1) Estimated adjusted net proceeds consist of the estimated net conversion proceeds, minus (i) the proceeds attributable to the purchase by our employee stock ownership plan and (ii) the value of the shares to be purchased by our recognition and retention plan after the conversion, subject to stockholder approval, at an assumed purchase price of $10.00 per share.

(2) We assumed that 8% of the shares of common stock issued in the conversion will be purchased by our employee stock ownership plan. We also assumed that the funds used to acquire the shares will be borrowed by the employee stock ownership plan from Clover Leaf Financial. The pro forma net income assumes: (a) that the loan to the employee stock ownership plan is payable over 15 years, with the employee stock ownership plan shares having an average fair value of $10.00 per share in accordance with SOP 93-6, entitled "Employers' Accounting for Employee Stock Ownership Plans," of the American Institute of Certified Public Accountants; (b) that the employee stock ownership plan expense for the period is equivalent to the principal payment for the period and was made at the end of the period; (c) that 2,267, 2,667, 3,067 and 3,527 shares were

                                              (footnotes continued on next page)

     (continued from previous page)

     committed to be released with respect to the year ended December 31, 2000, and that 1,134, 1,334, 1,534 and 1,764 shares were committed to be released with respect to the six months ended June 30, 2001, in each case at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively; (d) in accordance with SOP 93-6, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of the net income per share calculations; (e) the effective tax rate was 34% for the period; and (f) that the assumed interest rate of the employee stock ownership plan loan was prime plus 1%. See "Risk Factors--Our Employee Stock Benefit Plans Will Increase Our Costs, Which Would Reduce Our Income and Stockholders' Equity" and "Management--Benefit Plans-- Employee Stock Ownership Plan and Trust."

(3) We assumed that the recognition and retention plan purchases 17,000, 20,000, 23,000 and 26,450 shares at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively, assuming that: (a) stockholder approval of the recognition and retention plan is received; (b) the shares were acquired by the recognition and retention plan at the end of the period presented in purchases of authorized but unissued shares at $10.00 per share; (c) the amortized expense for the year ended December 31, 2000 was 20% of the amount contributed and the amortized expense for the six months ended June 30, 2001 was 5% of the amount contributed; and (d) the effective tax rate applicable to the employee compensation expense was 34% in each period. See "Management -- Benefit Plans -- Recognition and Retention Plan."

(4) The retained earnings of Clover Leaf Bank will be substantially restricted after the conversion. See "Dividend Policy" and "The Conversion--Effects of Conversion to Stock Form on Depositors and Borrowers of Clover Leaf Bank--Effect on Liquidation Rights."

(5)  Based on the number of shares sold in the conversion.

(6) We did not give any effect to the issuance of additional shares of common stock pursuant to our proposed stock option plan, which we expect to adopt after the conversion and present to stockholders for approval at a meeting of stockholders to be held at least six months after we complete the conversion. The issuance of authorized but previously unissued shares of common stock pursuant to the exercise of options under such plan would dilute existing stockholders' interests. Assuming stockholder approval of the plan, that all the options were exercised at the end of the period at an exercise price of $10.00 per share, and that the shares to fund exercises under the stock option plan are acquired through open market purchases at $10.00 per share, (a) pro forma net income per share for the six months ended June 30, 2001 would be $0.22, $0.20, $0.19 and $0.18, and
     (b) pro forma stockholders' equity per share at June 30, 2001 would be $22.53, $20.46, $18.95 and $17.62, in each case at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively. In addition, (a) pro forma net income per share for the year ended December 31, 2000 would be $(0.29), $(0.23), $(0.18) and $(0.14), and (b) pro forma stockholders' equity per share at December 31, 2000 would be $22.11, $20.11, $18.64 and $17.35, in each case at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively.

(7) As adjusted to give effect to an increase in the number of shares that could occur due to an increase in the offering range of up to 15% as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the offering.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion and analysis reflects Clover Leaf Bank's consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. You should read the information in this section in conjunction with Clover Leaf Bank's financial statements, as well as other business and financial information provided in this prospectus.

Forward Looking Statements

     This prospectus contains certain "forward-looking statements" which may be identified by the use of words such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors that could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing of products and services.

General

     Clover Leaf Bank's results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities and interest-bearing deposits with other financial institutions, and the interest we pay on our interest-bearing liabilities, primarily savings accounts and time deposits. Our results of operations are also affected by our provisions for loans losses, non-interest income and non-interest expense. For the year ended December 31, 2000, we made a provision for loan losses of $428,000, as compared to $48,000 for the year ended December 31, 1999. This increase is described below in greater detail. Non-interest income consists primarily of insurance commissions and service charges on deposit accounts. Non-interest expense consists primarily of salaries and employee benefits, occupancy, equipment, data processing and deposit insurance premiums. Our results of operations also may be affected significantly by general and local economic and competitive conditions, particularly those that affect market interest rates, governmental policies and actions of regulatory authorities.

Business Strategy

     Our current business strategy is to operate as a well-capitalized and profitable community bank dedicated to providing quality customer service. Specifically, our business strategy incorporates the following elements: (1) expanding our business banking; (2) discontinuing our originations of indirect automobile loans; and (3) managing interest rate risk. We do not intend to change our business strategy materially after the conversion.

     Expanding our business banking. We have increased our emphasis on business banking, and we intend to continue to do so following the conversion. Our President and Chief Executive Officer and our Senior Vice President, both of whom joined Clover Leaf Bank in 2000, have over 18 and 10 years of commercial banking experience, respectively. Because of their experience, we have increased our commercial real estate and commercial business lending, consistent with prudent underwriting practices. These types of loans, while involving greater risk, offer higher yields than one- to four-family residential real estate loans, and are more sensitive to changes in market interest rates because they generally have adjustable interest rates and are outstanding for shorter terms. At June 30, 2001, commercial real estate loans totaled $7.8 million, or 12.9% of total gross loans, compared to $2.7 million, or 4.9% of total loans at December 31, 1999, which represented an increase of $5.1 million, or 187.8%. At June 30, 2001, commercial business loans totaled $4.4 million, or 7.2% of total gross loans, compared to $1.1 million, or 2.0% of total gross loans at December 31, 1999, which represented an increase of $3.3 million, or 295.5%. We also have conducted a marketing campaign to attract lower-cost money market deposit accounts. Consistent with our emphasis on business banking, our plan of conversion authorizes us to convert to a commercial bank charter following the conversion.

     Discontinuing our originations of indirect automobile loans. We have discontinued our indirect automobile lending, which involved originating loans through automobile dealerships, due to the relatively high delinquency rate and losses we have experienced with this type of lending. During the six months ended June 30, 2001, we charged-off $37,000 of consumer loans, $23,000 of which were indirect automobile loans. This represented 56.1% of our total loan charge-offs of $41,000 for the entire period, even though our automobile loans totaled only $4.4 million, or 7.3% of our total loan portfolio, at June 30, 2001.

     Managing interest rate risk. As with other financial institutions, our most significant form of market risk is interest rate risk. Our Board of Directors has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, determining the level of risk that is appropriate consistent with our business strategy, operating environment, capital, liquidity and performance objectives, and managing this risk pursuant to guidelines and policy approved by the Board of Directors. Our Asset/Liability Management Committee, consisting of senior management, meets at least quarterly to review our asset/liability policies and interest rate risk position, and then presents its analysis for review by the entire Board of Directors. In an effort to shorten the average maturity or repricing periods of our interest-earning assets to better match the average maturity or repricing of our interest-bearing liabilities, we have emphasized the origination of commercial real estate and commercial business loans, and we have begun to emphasize the origination of home equity lines of credit. These loans typically have shorter terms than one- to four-family mortgage loans, and often have adjustable interest rates, while virtually all of our one- to four-family loans have fixed rates of interest. We also intend to sell a greater percentage of our residential real estate loan originations.

Management of Market Risk

     As with other financial institutions, our most significant form of market risk is interest rate risk. We have interest rate risk because our interest-bearing liabilities mature or reprice more quickly than the average maturity or repricing of our interest-earning assets. As explained below, in a period of rising interest rates we would not be in a favorable position to reinvest our assets into higher-yielding assets. We analyze our interest rate sensitivity by monitoring our interest rate sensitivity "gap." Our interest rate sensitivity gap is the difference between the amount of our interest-earning assets maturing or repricing within a specific time period and the amount of our interest bearing-liabilities maturing or repricing within that same time period.

     At June 30, 2001, our cumulative one-year interest rate gap, the difference between the amount of interest-earning assets and interest-bearing liabilities maturing or repricing within one year, expressed as a percentage of total assets, was negative 37.1%. A gap is considered negative when the amount of interest rate sensitive liabilities maturing or repricing during a period exceeds the amount of interest rate sensitive assets maturing or repricing during the same period. Our negative gap has resulted primarily from the short duration of our certificates of deposit, of which $34.2 million, or 62.9%, mature within one year. During a period of rising interest rates, an institution with a negative gap, such as Clover Leaf Bank, generally would not be in as favorable a position, compared to the assets of an institution with a positive gap, to reinvest its assets into higher yielding assets. The resulting yield on the institution's assets generally would increase at a slower rate than the increase in its cost of liabilities. Conversely, during a period of falling interest rates, the assets of an institution with a negative gap would tend to reprice at a slower rate than its liabilities which, consequently, would generally result in its net interest income increasing at a faster rate than an institution with a positive gap position.

     The following table sets forth our interest-earning assets and our interest-bearing liabilities at June 30, 2001, which are anticipated to reprice or mature in each of the future time periods shown based upon certain assumptions. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at June 30, 2001, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and as a result of contractual rate adjustments on adjustable-rate loans.

                                                     Amounts maturing or repricing at June 30, 2001
                                        ------------------------------------------------------------------------
                                           Less                6 Months
                                        Than Three    3-6         to         1-3       3-5      Over 5
                                          Months     Months     1 Year      Years     Years      Years    Total
                                        ----------  --------   --------   --------   --------   -------  -------
                                                                 (Dollars in Thousands)
Interest-earning assets(1):
  Loans receivable (2) ...............   $ 10,030   $  1,622   $  2,652   $  6,172   $ 14,340   $25,766  $60,582
  Investment securities ..............        531      1,004         --        551      4,242     8,112   14,440
  Municipal-tax exempt securities ....         --         --         20        274        306       264      864
  Cash and due from banks ............      5,262         --         --         --         --        --    5,262
  FHLB stock .........................      1,968         --         --         --         --        --    1,968
                                         --------   --------   --------   --------   --------   -------  -------
    Total interest-earning assets ....     17,791      2,626      2,672      6,997     18,888    34,142   83,116
                                         --------   --------   --------   --------   --------   -------  -------
Interest-bearing liabilities:
  Savings deposits (3)(4) ............      3,637         --         --         --         --        --    3,637
  Money market deposits(3) ...........     13,525         --         --         --         --        --   13,525
  NOW deposits(3) ....................      2,480         --         --         --         --        --    2,480
  Certificate accounts ...............      9,362     11,204     13,596     16,307      3,273       566   54,308
  FHLB advances ......................        126         --         --         --      1,000       500    1,626
                                         --------   --------   --------   --------   --------   -------  -------
    Total interest-bearing liabilities   $ 29,130   $ 11,204   $ 13,596   $ 16,307   $  4,273   $ 1,066  $75,576
                                         --------   --------   --------   --------   --------   -------  -------
Interest sensitivity gap (5) .........   $(11,339)  $ (8,578)  $(10,924)  $ (9,310)  $ 14,615   $33,076  $ 7,540
                                         ========   ========   ========   ========   ========   =======  =======
Cumulative interest sensitivity gap ..   $(11,339)  $(19,917)  $(30,841)  $(40,151)  $(25,536)  $ 7,540  $ 7,540
                                         ========   ========   ========   ========   ========   =======  =======
Cumulative interest sensitivity gap as
  a percentage of total assets .......     (13.64)%   (23.96)%   (37.11)%   (48.31)%   (30.72)%    9.07%

----------
(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of scheduled rate adjustments and contractual maturities.

(2) For the purposes of the gap analysis, the allowance for loan losses, deferred loan fees, unearned income, and non-accrual loans have been excluded.

(3) For the purposes of the gap analysis, 100% of savings deposits, money market deposits and NOW account balances are assumed to be rate sensitive and are included in the less than three months category.

(4)  Includes borrowers' escrow payments.

(5) Interest sensitivity gap represents the difference between interest-earning assets and interest-bearing liabilities.

     Certain shortcomings are inherent in the method of analysis presented in the gap table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

Average Balance Sheets

     The following tables present for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense, on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                            Six Months Ended June 30,
                                                       --------------------------------------------------------------------
                                  At June 30, 2001                    2001                               2000
                              -----------------------  ---------------------------------  ---------------------------------
                                                         Average    Interest                Average    Interest
                              Outstanding              Outstanding   Earned/              Outstanding   Earned/
                                Balance    Yield/Rate    Balance      Paid    Yield/Rate    Balance      Paid    Yield/Rate
                              -----------  ----------  -----------  --------  ----------  -----------  --------  ----------
                                                                  (Dollars in Thousands)
Interest-earning assets:
 Loans, gross ...............   $60,582       7.52%      $59,419     $2,292      7.78%      $56,546     $2,169      7.70%
 Interest bearing balances
   from depository
   institutions .............     5,262       3.96         4,224        111      5.30         1,624         47      5.82
 Securities .................    12,968       6.30        13,590        432      6.41         8,361        253      6.09
 FHLB stock .................     1,968       6.50           621         17      5.52           428         15      7.05
 Mortgage backed securities .     2,336       7.15         2,171         62      5.76         1,700         52      6.15
                                -------                  -------     ------                 -------     ------
   Total interest-earning
     assets (1) .............    83,116       7.11        80,025     $2,914      7.34        68,659     $2,536      7.42
                                                                     ======                             ======
 Other assets ...............     4,630                    5,081                              4,382
                                -------                  -------                            -------
   Total assets .............   $87,746                  $85,106                            $73,041
                                =======                  =======                            =======
Interest-bearing liabilities:
  Savings deposits ..........   $19,212       3.78       $14,131        232      3.31       $11,263        149      2.67
  Time deposits .............    54,308       5.98        56,113      1,705      6.13        45,399      1,242      5.50
  Federal funds purchased
    and securities sold
    under agreement to
    repurchase ..............       126       2.69            61          1      3.31            --         --        --
  Other borrowings ..........       430       4.59           404         13      6.49           431         14      6.53
  FHLB advances .............     1,500       5.65         2,204         66      6.04         4,838        151      6.28
                                -------                  -------     ------                 -------     ------
  Total interest-bearing
    Liabilities .............    75,576       5.40        72,913      2,017      5.54        61,931      1,556      5.02
                                                                     ------                             ------
 Other liabilities ..........     5,893                    5,960                              4,871
                                -------                  -------                            -------
   Total liabilities ........    81,469                   78,873                             66,802
 Equity .....................     6,277                    6,233                              6,239
                                -------                  -------                            -------
    Total liabilities
      and equity ............   $87,746                  $85,106                            $73,041
                                =======                  =======                            =======
Net interest income .........   $   897                              $  897                             $  980
                                =======                              ======                             ======
Net interest rate spread ....                 1.71%                              1.80%                              2.40%
                                              ====                               ====                               ====
Net interest margin .........                                                    2.26%                              2.87%
                                                                                 ====                               ====
Average interest-earning
  assets to average interest-
  bearing liabilities .......                                          1.10x                              1.11x
                                                                     ======                             ======

                                                     Years Ended December 31,
                               --------------------------------------------------------------------
                                              2000                               1999
                               ---------------------------------  ---------------------------------
                                 Average    Interest                Average    Interest
                               Outstanding   Earned/              Outstanding   Earned/
                                 Balance      Paid    Yield/Rate    Balance      Paid    Yield/Rate
                               -----------  --------  ----------  -----------  --------  ----------
                                                      (Dollars in Thousands)
Interest-earning assets:
 Loans, gross ...............    $57,202     $4,429      7.74%      $51,852     $3,965      7.65%
 Interest bearing balances
   from depository
   institutions .............      2,827        176      6.23           983         48      4.88
 Securities .................      9,543        586      6.14         9,172        556      6.06
 FHLB stock .................        437         31      7.09           399         27      6.77
 Mortgage backed securities .      1,648        101      6.13         1,856        111      5.98
                                 -------     ------                 -------     ------
   Total interest-earning
     assets (1) .............     71,657     $5,323      7.43        64,262     $4,707      7.32
                                             ======                             ======
 Other assets ...............      4,711                              2,944
                                 -------                            -------
   Total assets .............    $76,368                            $67,206
                                 =======                            =======
Interest-bearing liabilities:
  Savings deposits ..........    $11,003        306      2.78       $ 9,588        235      2.45
  Time deposits .............     49,340      2,877      5.83        41,461      2,238      5.40
  Federal funds purchased
    and securities sold
    under agreement to
    repurchase ..............         90          5      5.56            --         --        --
  Other borrowings ..........        413         23      5.57           389         25      6.43
  FHLB advances .............      4,089        256      6.26         5,663        321      5.67
                                 -------     ------                 -------     ------
  Total interest-bearing
    Liabilities .............     64,935      3,467      5.34        57,101      2,819      4.94
                                             ------                             ------
 Other liabilities ..........      5,162                              3,914
                                 -------                            -------
   Total liabilities ........     70,097                             61,015
 Equity .....................      6,271                              6,191
                                 -------                            -------
    Total liabilities
      and equity ............    $76,368                            $67,206
                                 =======                            =======
Net interest income .........                $1,856                             $1,888
                                             ======                             ======
Net interest rate spread ....                            2.09%                              2.38%
                                                         ====                               ====
Net interest margin .........                            2.59%                              2.94%
                                                         ====                               ====
Average interest-earning
  assets to average interest-
  bearing liabilities .......                  1.10x                              1.13x
                                             ======                             ======

Rate/Volume Analysis

     The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate), (ii) changes in rate (i.e., changes in rate multiplied by old volume) and (iii) changes attributable to both rate and volume, which cannot be segregated.

                                      Six Months Ended June 30,                Years Ended December 31,
                                            2001 vs. 2000                           2000 vs. 1999
                                -------------------------------------   --------------------------------------
                                Increase/(Decrease)                     Increase/(Decrease)
                                       Due to                 Total            Due to                 Total
                                -------------------  Rate/   Increase   -------------------  Rate/   Increase
                                  Volume     Rate   Volume  (Decrease)    Volume     Rate   Volume  (Decrease)
                                ---------- -------- ------  ----------    ------    -----   ------  ----------
                                                                 (In Thousands)
Interest-earning assets:
  Loans ........................   $ 214    $  44    $(135)    $ 123       $ 409    $  50    $  5      $ 464
  Interest bearing balances from
    depository institutions ....     151       (8)     (79)       64          90       13      25        128
  Securities ...................     318       27     (166)      179          22        7      --         30
  FHLB stock ...................      14       (7)      (5)        2           3        1      --          4
  Mortgage backed securities ...      29       (7)     (12)       10         (12)       3      --        (10)
                                   -----    -----    -----     -----       -----    -----    ----      -----
    Total interest-earning
      assets ...................     726       49     (397)      378         512       74      30        616
                                   -----    -----    -----     -----       -----    -----    ----      -----
Interest-bearing liabilities:
  Savings deposits .............      73       77      (67)       83          34       32       5         71
  Time deposits ................     589      284     (410)      463         425      180      34        639
  Federal funds purchased and
    securities sold under
    agreement to repurchase ....       1       --       --         1           5       --      --          5
  Other borrowings .............       1       --       (2)       (1)          5       --      (7)        (2)
  FHLB advances ................    (165)     (12)      92       (85)        (89)      34     (10)       (65)
                                   -----    -----    -----     -----       -----    -----    ----      -----
  Total interest-bearing
    liabilities ................     499      349     (387)      461         380      246      22        648
                                   -----    -----    -----     -----       -----    -----    ----      -----
Net interest income ............   $ 227    $(300)   $ (10)    $ (83)      $ 132    $(172)   $  8      $ (32)
                                   =====    =====    =====     =====       =====    =====    ====      =====

Comparison of Financial Condition at June 30, 2001 and December 31, 2000

     Our total assets increased by $2.0 million, or 2.3%, to $87.8 million at June 30, 2001 from $85.8 million at December 31, 2000. The increase resulted primarily from an increase in loans and Federal Home Loan Bank stock, partially offset by decreases in cash and due from banks and interest-bearing deposits in other financial institutions. Loans, net of allowance for loan losses, increased by $3.1 million, or 5.4%, to $59.9 million at June 30, 2001 from $56.9 million at December 31, 2000. This was a result of a $2.5 million, or 46.1%, increase in commercial real estate loans to $7.8 million at June 30, 2001 from $5.4 million at December 31, 2000, and the result of a $448,000, or 11.4%, increase in commercial business loans to $4.4 million at June 30, 2001 from $3.9 million at June 30, 2000. Federal Home Loan Bank stock increased by $1.5 million, or 336.0%, to $2.0 million at June 30, 2001 from $452,000 at December 31, 2000, while interest-bearing deposits in other financial institutions decreased $1.1 million, or 17.9%, to $5.3 million at June 30, 2001 from $6.4 million at December 31, 2000. During this period, we invested our liquid assets in Federal Home Loan Bank stock and other securities with higher yields. Cash and due from banks decreased $1.3 million, or 46.4%, to $1.5 million at June 30, 2001 from $2.8 million at December 31, 2000.

     Total deposits increased $3.4 million, or 4.4%, to $79.4 million at June 30, 2001 from $76.0 million at December 31, 2000. Savings, passbook, NOW and money market accounts increased $8.0 million, or 71.1%, to $19.3 million at June 30, 2001 from $11.3 million at December 31, 2000, and non-interest bearing demand deposits increased $333,000, or 6.2%, to $5.7 million at June 30, 2001 from $5.4 million at December 31, 2000. Time deposits decreased $5.0 million, or 8.5%, to $54.3 million at June 30, 2001 from $59.3 million at December 31, 2000, as depositors reinvested funds from maturing certificates of deposit into higher-yielding, shorter-term money market savings accounts. We emphasized these accounts as part of our recent marketing efforts.

     Equity increased $179,000, or 2.9%, to $6.3 million at June 30, 2001 from $6.1 million at December 31, 2000, primarily as a result of an increase in accumulated other comprehensive income of $125,000 and net income of $54,000.

Comparison of Financial Condition at December 31, 2000 and December 31, 1999

     Our total assets increased by $14.5 million, or 20.4%, to $85.8 million at December 31, 2000 from $71.3 million at December 31, 1999. Asset growth was funded by an increase in deposits, which management believes reflected volatility in the equity markets and rising market interest rates. During this period, we experienced increases in all asset categories except bank premises and equipment. Loans, net of allowance for loan losses, increased $1.4 million, or 2.5%, to $56.9 million at December 31, 2000 from $55.5 million at December 31, 1999. Interest-bearing deposits in other financial institutions increased to $6.4 million at December 31, 2000 from $34,000 at December 31, 1999. Securities available for sale increased $5.5 million, or 55.8%, to $15.4 million at December 31, 2000 from $9.9 million at December 31, 1999. Cash and due from banks increased $1.2 million, or 75.4%, to $2.8 million at December 31, 2000 from $1.6 million at December 31, 1999. Bank premises and equipment decreased $90,000, or 3.2%, to $2.8 million at December 31, 2000.

     Total deposits increased $15.4 million, or 25.5%, to $76.0 million at December 31, 2000 from $60.6 million at December 31, 1999. Time deposits increased $14.3 million, or 31.6%, to $59.3 million at December 31, 2000 from $45.1 million at December 31, 1999, as depositors invested in certificates of deposit during a period of rising market interest rates. Passbook, NOW and money market accounts increased $729,000, or 6.9%, to $11.3 million at December 31, 2000 from $10.6 million at December 31, 1999, and non-interest bearing demand deposits increased $445,000, or 9.0%, to $5.4 million at December 31, 2000 from $5.0 million at December 31, 1999.

     Equity increased $15,000 to $6.1 million at December 31, 2000 from $6.1 million at December 31, 1999, primarily as a result of an increase in
accumulated  other  comprehensive   income  of  $186,000,   as  compared  to  an
accumulated other comprehensive loss of $176,000 at December 31, 1999. This increase was offset by a decrease in retained earnings of $171,000, or 2.7%, which resulted from a net operating loss of $171,000 during 2000.

Comparison of Operating Results for the Six Months Ended June 30, 2001 and 2000

     General. Net income decreased by $21,000, or 27.5%, to $54,000 for the six months ended June 30, 2001 from $75,000 for the six months ended June 30, 2000. The decrease resulted from increases in total interest expense and non-interest expense, partially offset by an increase in total interest income and a decrease in the provision for loan losses. Our interest rate spread decreased by 60 basis points to 1.80% for the six months ended June 30, 2001 from 2.40% for the six months ended June 30, 2000.

     Total Interest Income. Total interest income increased by $378,000, or 14.9%, to $2.9 million for the six months ended June 30, 2001 from $2.5 million for the six months ended June 30, 2000. The increase resulted from increases in interest income from all categories of interest-earning assets, but primarily securities, loans, and interest-bearing deposits at other depository institutions.

     Interest income on securities increased $179,000, or 70.8%, to $432,000 for the six months ended June 30, 2001 from $253,000 for the six months ended June 30, 2000. The increase resulted both from a 62.5% increase in the average balance of securities, excluding Federal Home Loan Bank stock and mortgage-backed securities, to $13.6 million for the six months ended June 30, 2001 from $8.4 million for the six months ended June 30, 2000, as well as an increase in the average yield to 6.41% for the six months ended June 30, 2001 from 6.09% for the six months ended June 30, 2000. The increase in the average balance of securities was primarily due to an increase in the average balance of United States Government agency securities of $4.9 million, or 71.0%, to $11.8 million for the six months ended June 30, 2001 from $7.0 million for the six months ended June 30, 2000, as we invested our liquid assets in securities with higher yields relative to cash and overnight deposits.

     Interest income on loans increased $123,000, or 5.7%, to $2.3 million for the six months ended June 30, 2001 from $2.2 million for the six months ended June 30, 2000. The increase resulted from an increase in the average balance of loans to $59.4 million for the six months ended June 30, 2001 from $56.6 million for the six months ended June 30, 2000, and from a slight increase in the average yield to 7.78% for the six months ended June 30, 2001 from 7.70% for the six months ended June 30, 2000. These increases were due primarily to increases in the average balances of and the yield on commercial loans, as we have recently emphasized the origination of commercial real estate and commercial business loans, which currently carry higher interest rates than the rates on one- to four-family residential real estate loans.

     Total Interest Expense. Total interest expense increased by $461,000, or 29.6%, to $2.0 million for the six months ended June 30, 2001 from $1.6 million for the six months ended June 30, 2000. The increase resulted primarily from an increase in interest expense on time deposits and savings deposits, which was partially offset by a decrease in interest expense on Federal Home Loan Bank advances. Interest expense on time deposits increased by $463,000, or 37.3%, to $1.7 million for the six months ended June 30, 2001 from $1.2 million for the six months ended June 30, 2000. Both the average balance and the average cost of time deposits increased between periods. The average balance of time deposits increased $10.7 million, or 23.6%, to $56.1 million for the six months ended June 30, 2001, from $45.4 million for the six months ended June 30, 2000, and the average rate paid on time deposits increased 63 basis points to 6.13% from 5.50%. Interest expense on savings deposits increased $83,000, or 55.7%, to $232,000 for the six months ended June 30, 2001 from $149,000 for the six months ended June 30, 2000. The increase resulted from a $2.9 million, or 25.5%, increase in the average balance of savings deposits, as well as a 64 basis point increase of the average rate paid on savings deposits to 3.31% from 2.67%. Interest expense on Federal Home Loan Bank advances decreased $85,000, or 56.4%, to $66,000 for the six months ended June 30, 2001 from $151,000 for the six months ended June 30, 2000, as a result of a $2.6 million decrease in the average balance of such advances and a 24 basis point decrease in the average rate paid on such advances.

     Net Interest Income. Net interest income decreased $83,000, or 8.5%, to $897,000 for the six months ended June 30, 2001 from $980,000 for the six months ended June 30, 2000. The primary reason for the decrease in net interest income was the decrease in our interest rate spread, which is the difference between the average yield on total interest-earning assets and the average cost of total interest-bearing liabilities. Our interest rate spread decreased by 60 basis points to 1.80% for the six months ended June 30, 2001 from 2.40% for the six months ended June 30, 2000. The primary reason for the decrease in our interest rate spread was the 63 basis points increase in the average cost of our time deposits as well as the $10.7 million increase in the average balance of such deposits, which was only partially offset by an 8 basis points increase in the yield on our loans.

     Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level we believe appropriate to absorb management's best estimate of probable loan losses in the loan portfolio incurred as of the balance sheet date. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the type and amount of loans in the loan portfolio, adverse situations that may affect a borrower's ability to repay the loan, the estimated value of any underlying collateral, peer group information and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on our evaluation of these factors, as well as the factors discussed above, management made provisions of $16,000 and $30,000 for the six months ended June 30, 2001 and 2000, respectively.

     Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. Management uses available information, including changes in the size and composition of the loan portfolio, overall portfolio quality, a review of specific problem loans and current economic conditions, to recognize losses on loans. Future loan loss provisions may be necessary based on changes in economic conditions, among other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination.

     Management had identified additional weaknesses inherent in the loan portfolio prior to December 31, 2000, and had increased the allowance for loan losses accordingly, as discussed below in "Comparison of Operating Results for the Years Ended December 31, 2000 and 1999--Provision for Loan Losses." During the six months ended June 30, 2001, our balance of commercial loans increased to $7.8 million from $5.4 million. These loans are considered to have greater credit risk than loans secured by residential real estate. See "Business of Clover Leaf Bank, SB--Lending Activities--Loan Portfolio Composition." However, aggressive collection efforts regarding consumer loans resulted in recoveries of $36,000 during this period. As a result of these actions, our allowance for loan losses was $636,000, or 100.6% of total nonperforming loans and 1.1% of gross loans at June 30, 2001, compared to $625,000, or 437.1% of total nonperforming loans and 1.1% of gross loans at December 31, 2000. The increase in nonperforming loans reflected the weaknesses in our loan portfolio that had been identified by management prior to December 31, 2000. The allowance for loan losses as of June 30, 2001 was maintained at a level that represented management's best estimate of probable loan losses in the loan portfolio incurred as of the balance sheet date.

     Non-Interest Income. Non-interest income includes service charges on deposit accounts, other service charges and fees, loan servicing fees, gain on sale of securities and other income. Total non-interest income increased
$54,000, or 61.4%, to $142,000 for the six months ended June 30, 2001 from $88,000 for the six months ended June 30, 2000. Other service charges and fees increased $30,000, or 68.6%, to $73,000 for the six months ended June 30, 2001 from $43,000 for the six months ended June 30, 2000, and service charges on deposit accounts increased $12,000, or 45.5%, to $37,000 for the six months ended June 30, 2001 from $26,000 for the six months ended June 30, 2000. The increase in service charges and fees resulted from implementing service charges on checking accounts and fees for using automated teller machines by non-Clover Leaf Bank customers.

     Non-Interest Expense. Non-interest expense includes salaries and employee benefits, equipment and data processing, occupancy and other expenses. Total non-interest expense increased $41,000, or 4.4%, to $969,000 for the six months ended June 30, 2001 from $928,000 for the six months ended June 30, 2000. Salaries and employee benefits expense increased $29,000, or 6.4%, to $485,000 for the six months ended June 30, 2001 from $456,000 for the six months ended June 30, 2000 as a result of increases in contributions to our pension plan to compensate for decreases in the value of securities held by that plan, as well as increases in employee health insurance premiums. Equipment and data processing expense increased $16,000, or 10.8%, to $166,000 for the six months ended June 30, 2001 from $150,000 for the six months ended June 30, 2000, as a result of a higher volume of data processing, as well as the implementation of image processing. Occupancy expense decreased $6,000, or 6.6%, to $85,000 for the six months ended June 30, 2001 from $91,000 for the six months ended June 30, 2000, as a result of decreases in real estate taxes and utilities expense.

     Provision for Income Taxes. Income tax expense decreased $35,000 to a benefit of $270 for the six months ended June 30, 2001 from a provision of $35,000 for the six months ended June 30, 2000. The difference in the provision reflects an income tax loss carry-forward that resulted from a net loss of $260,000 for the year ended December 31, 2000.

Comparison of Operating Results for the Years Ended December 31, 2000 and 1999

     General. Net income decreased $424,000, or 167.5%, to a net loss of $171,000 for the year ended December 31, 2000 from net income of $253,000 for the year ended December 31, 1999. The decrease resulted from a $380,000 increase in the provision for loan losses to $428,000 for the year ended December 31, 2000, as well as a decrease in net interest income, which was partially offset by an increase in non-interest income.

     Total Interest Income. Total interest income increased $617,000, or 13.1%, to $5.3 million for the year ended December 31, 2000 from $4.7 million for the year ended December 31, 1999. The increase resulted from increases in interest income on loans and interest-bearing deposits in other financial institutions, while interest income on securities remained relatively constant during the periods.

     Interest income on loans increased $464,000, or 11.7%, to $4.4 million for the year ended December 31, 2000 from $4.0 million for the year ended December 31, 1999. The increase resulted primarily from an increase in the average balance of loans to $57.2 million for the year ended December 31, 2000 from $51.8 million for the year ended December 31, 1999, as well as a slight increase in the average yield to 7.74% for the year ended December 31, 2000 from 7.65% for the year ended December 31, 1999. The increase in average balance of loans was due to an increase in commercial business loans of $2.8 million, or 254.9%, to $3.9 million at December 31, 2000 from $1.1 million at December 31, 1999, and an increase in commercial real estate loans of $2.6 million, or 96.9%, to $5.4 million at December 31, 2000, from $2.7 million at December 31, 1999. Management has recently emphasized the origination of these types of loans, in an effort to increase our interest income and to reduce our interest rate risk.

     Interest income on securities remained nearly constant, increasing to $586,000 for the year ended December 31, 2000 from $556,000 for the year ended December 31, 1999. The average balance of securities, excluding Federal Home Loan Bank stock and mortgage-backed securities, increased to $9.5 million for the year ended December 31, 2000 from $9.2 million for the year ended December 31, 1999, and the yield between periods increased slightly to 6.14% from 6.06%.

     Other interest income increased $122,000, or 65.6%, to $308,000 for the year ended December 31, 2000 from $186,000 for the year ended December 31, 1999, mainly due to an increase in income on interest-bearing deposits in other financial institutions. The average balance of these deposits increased $1.8 million, or 187.6%, to $2.8 million for the year ended December 31, 2000 from $983,000 for the year ended December 31, 1999, and the yield increased between periods to 6.23% from 4.88%.

     Total Interest Expense. Total interest expense increased by $648,000, or 23.0%, to $3.5 million for the year ended December 31, 2000 from $2.8 million for the year ended December 31, 1999. The increase resulted primarily from an increase in interest expense on time deposits and on savings deposits, which was partially offset by a decrease in interest expense on Federal Home Loan Bank advances. Interest expense on time deposits increased by $639,000, or 28.6%, to $2.9 million for the year ended December 31, 2000 from $2.2 million for the year ended December 31, 1999. Both the average balance of time deposits and the rate paid on time deposits increased between periods, reflecting the rising market interest rates between the periods. The average balance of time deposits increased $7.9 million, or 19.0%, to $49.3 million for the year ended December 31, 2000, from $41.5 million for the year ended December 31, 1999, and the average rate paid on time deposits increased 43 basis points to 5.83% from 5.40%. Interest expense on savings deposits increased $71,000, or 30.2%, to $306,000 for the year ended December 31, 2000 from $235,000 for the year ended December 31, 1999. Interest expense on Federal Home Loan Bank advances decreased $65,000, or 20.2%, to $256,000 for the year ended December 31, 2000 from $321,000 for the year ended December 31, 1999.

     Net Interest Income. Net interest income decreased $32,000, or 1.7%, to $1.9 million for the year ended December 31, 2000 from $1.9 million for the year ended December 31, 1999. The primary reason for the decrease in net interest income was the 29 basis point decrease in our net interest rate spread to 2.09% for the year ended December 31, 2000 from 2.38% for the year ended December 31, 1999. Our interest rate spread decreased primarily because of the 43 basis points increase in the average rate paid on time deposits as well as a $7.9 million increase in the average balance of time deposits.

     Provision for Loan Losses. During the year ended December 31, 2000, we charged off $273,000 of loans. We charged off $240,000 of these loans as a result of weaknesses in our portfolio identified by management, the Federal Deposit Insurance Corporation and the Illinois Office of Banks and Real Estate. See "Business--Lending Activities--Loan Portfolio Composition." Following these charge-offs, we made additional provisions for loan losses to reflect management's best estimate of probable loan losses in the loan portfolio incurred as of the balance sheet date. During the year ended December 31, 2000, our balance of commercial loans increased to $5.4 million from $2.6 million. These loans are considered to have greater credit risk than loans secured by residential real estate. See "Business of Clover Leaf Bank, SB--Lending
Activities--Loan Portfolio Composition." In addition, the increase in our provision reflected management's ongoing assessment of the risks associated with indirect automobile loans. As a result, the total provision for the year ended December 31, 2000, was $428,000, compared to $48,000 for the year ended December 31, 1999. The allowance for loan losses was $625,000, or 437.1% of total nonperforming loans, at December 31, 2000, compared to $455,000, or 79.13% of total nonperforming loans at December 31, 1999. The allowance for loan losses as of December 31, 2000 was maintained at a level that represented management's best estimate of probable loan losses in the loan portfolio incurred as of the balance sheet date.

     Non-Interest Income. Total non-interest income increased $100,000, or 77.3%, to $229,000 for the year ended December 31, 2000 from $129,000 for the year ended December 31, 1999. Service charges on deposit accounts increased $54,000, or 162.2%, to $88,000 for the year ended December 31, 2000 from $34,000 for the year ended December 31, 1999, and other service charges and fees increased $35,000, or 64.9%, to $90,000 for the year ended December 31, 2000 from $55,000 for the year ended December 31, 1999. The increase in service charges and fees resulted from the implementation of service charges on checking accounts and fees for the use of automated teller machines by non-Clover Leaf Bank customers.

     Non-Interest Expense. Non-interest expense increased $318,000, or 19.9%, to $1.9 million for the year ended December 31, 2000 from $1.6 million for the year ended December 31, 1999. All categories of non-interest expense increased between the periods. Salaries and employee benefits expense increased $220,000, or 30.2%, to $948,000 for the year ended December 31, 2000 from $728,000 for the year ended December 31, 1999. We experienced heavy employee turnover in 2000, and a significant increase in severance expense related to this turnover. In addition, Illinois law requires an employer to pay for both earned and unearned vacation time upon an employee's termination of employment. Occupancy expense increased

$41,000, or 31.3%, to $171,000 for the year ended December 31, 2000 from $130,000 for the year ended December 31, 1999. Equipment and data processing expense increased $42,000, or 16.3%, to $298,000 for the year ended December 31, 2000 from $256,000 for the year ended December 31, 1999. The increases in occupancy and equipment and data processing expense related to the costs associated with our new branch office, which we opened in the fourth quarter of 1999.

     Provision for Income Taxes. Income tax expense decreased $203,000, or 178.3%, to a benefit of $89,000 for the year ended December 31, 2000 from a provision expense of $114,000 for the year ended December 31, 1999.

Liquidity and Capital Resources

     Our primary sources of liquidity or internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations, and cash flows generated by investments. External sources of liquidity consist primarily of increases in deposits.

     Our cash and cash equivalents decreased $2.5 million during the six months ended June 30, 2001, compared to an increase of $2.8 million during the six months ended June 30, 2000. Net cash provided by operating activities was $16,900 for the six months ended June 30, 2001, and net cash used in operating activities was $295,000 for the six months ended June 30, 2000. Net cash used in investing activities increased $2.2 million to $4.3 million for the six months ended June 30, 2001 from $2.2 million for the same period in 2000. Cash used to purchase Federal Home Loan Bank stock increased to $1.5 million for the six months ended June 30, 2001 from $5,500 for the six months ended June 30, 2000. Cash used to purchase securities increased $2.3 million to $3.3 million for the six months ended June 30, 2001 from $1.0 million for the six months ended June 30, 2000. Cash used to originate loans, net, increased $997,000 to $3.1 million for the six months ended June 30, 2001 from $2.1 million for the six months ended June 30, 2000. Net cash provided by financing activities decreased $3.4 million, or 64.6%, to $1.9 million for the six months ended June 30, 2001 from $5.2 million for the six months ended June 30, 2000. We received no Federal Home Loan Bank advances during the six months ended June 30, 2001, compared to $5.4 million of these advances for the six months ended June 30, 2000. Partially offsetting this decrease in Federal Home Loan Bank proceeds was a $2.9 million, or 65.9% decrease in our repayments of Federal Home Loan Bank advances, to $1.5 million for the six months ended June 30, 2001 from $4.4 million for the six months ended June 30, 2000.

     Our cash and cash equivalents increased $7.6 million during the year ended December 31, 2000, compared to a decrease of $1.1 million during the year ended December 31, 1999. Net cash provided by operating activities decreased $199,000, or 46.0%, to $233,000 for the year ended December 31, 2000, from $432,000 for the year ended December 31, 1999. Net cash used in investing activities decreased $3.4 million to $7.1 million for the year ended December 31, 2000 from $10.5 million for the year ended December 31, 1999. Cash used to originate loans, net, decreased $5.9 million to $1.8 million for the year ended December 31, 2000 from $7.7 million for the year ended December 31, 1999. Cash used for the purchase of premises and equipment decreased to $86,000 for the year ended December 31, 2000 from $2.1 million for the year ended December 31, 1999. Partially offsetting these changes was an increase of $3.2 million, or 60.5%, in the purchase of securities available-for-sale, to $8.5 million for the year ended December 31, 2000 from $5.3 million for the year ended December 31, 1999. Net cash provided by financing activities increased $5.5 million, or 62.1%, to $14.4 million for the year ended December 31, 2000 from $8.9 million for the year ended December 31, 1999. Our increase in deposits increased $7.5 million to $15.4 million for the year ended December 31, 2000 from $7.9 million for the year ended December 31, 1999. Our repayments of Federal Home Loan Bank advances decreased $5.0 million to $1.0 million for the year ended December

31, 2000 from $6.0 million for the year ended December 31, 1999. We received no Federal Home Loan Bank advances during the year ended December 31, 2000, compared to $7.0 million of these advances for the year ended December 31, 1999.

     Clover Leaf Bank will receive 50% of the net proceeds in the offering, or approximately $1.6 million at the minimum of the offering range and $2.2 million at the maximum of the offering range. Management of Clover Leaf Bank intends to initially invest a substantial portion of these funds in shorter-term investments that are considered "liquid" investments, and, as a result, Clover Leaf Bank's liquidity will initially increase due to the cash received from the stock offering. The effects of the stock offering on liquidity are likely to decrease over time as the cash proceeds are reinvested in longer term investments, such as mortgage and commercial business loans or additional branch offices.

     At June 30, 2001, Clover Leaf Bank had loan commitments of $1.5 million and unused lines of credit of $4.2 million. Clover Leaf Bank believes it has adequate resources to fund loan commitments as they arise. If Clover Leaf Bank requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Chicago are available. At June 30, 2001, approximately $34.2 million of time deposits were scheduled to mature within one year. We expect that substantially all of these time deposits either will be renewed upon maturity or will be placed in money market accounts at Clover Leaf Bank. Clover Leaf Bank intends to sell a greater percentage of its residential real estate loan originations, which will provide additional liquidity.

     After the conversion, Clover Leaf Financial does not intend to engage in any significant business activity other than owning all of the common stock of Clover Leaf Bank. In order to provide sufficient funds for operations, Clover Leaf Financial expects to retain and invest up to 50% of the net proceeds of the stock offering remaining after making the loan to the employee stock ownership plan. In the future, Clover Leaf Financial's primary source of funds will be income from its investments and principal and interest payments received on the employee stock ownership plan loan. Future dividends from Clover Leaf Bank will also be a source of funds for Clover Leaf Financial; however, as a stock savings bank, Clover Leaf Bank is subject to regulatory limitations on its ability to pay cash dividends.

Recent Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations" ("SFAS No. 141"). SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS 141 requires all business combinations in the scope of this Statement to be accounted for using the purchase method. SFAS No. 141 is effective for business combinations initiated after June 30, 2001 and all business combinations accounted for using the purchase method for which the acquisition date is July 1, 2001 or later.

     In June 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). This Statement addresses financial accounting and reporting required for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets should be accounted for at acquisition and in subsequent periods. Most significantly, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. This statement also provides specific guidance for testing goodwill for impairment and requires additional disclosures about goodwill and intangible assets.

     SFAS 142 is effective for fiscal years beginning after December 15, 2001. It is required to be applied to the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement are to be reported as resulting from a change in accounting principle. Clover Leaf Financial does not believe the adoption of SFAS 142 will have a material impact on its consolidated financial statements; however, the evaluation of the impact has not been completed.

Impact of Inflation and Changing Prices

     The consolidated financial statements and related notes of Clover Leaf Bank have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the value of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

                     BUSINESS OF CLOVER LEAF FINANCIAL CORP.

     Clover Leaf Financial is a Delaware corporation organized in September 2001 by Clover Leaf Bank for the purpose of becoming the holding company of Clover Leaf Bank. If Clover Leaf Bank utilizes the holding company structure as part of the conversion, we will purchase all of the capital stock of Clover Leaf Bank to be issued in the conversion in exchange for 50% of the net conversion proceeds, and we will retain the remaining 50% of the net proceeds as our initial capitalization. Immediately following the conversion, our only significant assets will be the capital stock of Clover Leaf Bank, our loan to the employee stock ownership plan, and the remaining net conversion proceeds. The business of Clover Leaf Financial initially will consist of the business of Clover Leaf Bank.

                        BUSINESS OF CLOVER LEAF BANK, SB

Market Area

     Clover Leaf Bank's lending and deposit-gathering area is concentrated in the neighborhoods surrounding its two offices in Edwardsville, Illinois, which is located in Madison County. The population of Madison County grew 3.9% from 1990 to 2000, compared to an 8.6% increase in the population of the State of Illinois during the same period. During this same period, however, our local market area, consisting of Edwardsville and surrounding towns, has experienced a significant increase in housing starts. The economy in Clover Leaf Bank's market area is not dependent on any single employer or type of business. While Madison County's economy is primarily industrial, Edwardsville, as the county seat, has a primarily service-oriented economy. The three largest employers in Madison County, all of which are headquartered in Edwardsville, are Southern Illinois University at Edwardsville, the Madison County Government and Edwardsville Community Schools.

Competition

     We face significant competition in both originating loans and attracting deposits. Madison County has a significant number of financial institutions, many of which are significantly larger and have greater financial resources than Clover Leaf Bank, and all of which are our competitors to varying degrees. Our competition for loans comes principally from commercial banks, savings institutions, mortgage banking companies, credit unions and insurance companies. Our most direct competition for deposits historically has come from commercial banks and credit unions. We face additional competition for deposits from non-depository competitors such as mutual funds, securities and brokerage firms and insurance companies. Management believes that the Gramm-Leach-Bliley Act, which permits affiliation among banks, securities firms and insurance companies, will increase competition in our market area.

Lending Activities

     General. Our loan portfolio consists primarily of one- to four-family residential real estate loans. The vast majority of these loans have fixed rates of interest. In addition to one- to four-family residential real estate loans, our loan portfolio consists of commercial and consumer loans, and, to a lesser extent, construction and overdraft loans. At June 30, 2001, our total loans were $60.6 million, of which $39.5 million, or 65.2%, were secured by one- to four-family residential real estate, $7.8 million, or 12.9%, were secured by commercial real estate, $8.0 million, or 13.1%, were consumer loans, $4.4 million, or 7.2%, were commercial business loans, and $939,000 were construction loans.

     In an effort to increase our interest income and to reduce the risk to our net income from changes in market interest rates, we have emphasized the origination of commercial real estate and commercial business loans. Compared to our residential mortgage loans, commercial real estate and commercial business loans generally have higher interest rates and are more sensitive to changes in market interest rates because they have adjustable interest rates and shorter terms to maturity. In addition, in order to improve our asset quality and reduce our delinquencies, we have discontinued our indirect automobile lending.

     Loan Portfolio Composition. The following table shows the composition of our loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and allowances for losses) as of the dates indicated.

                                    June 30,                 December 31,
                                ---------------    ------------------------------------
                                     2001               2000                1999
                                ---------------    ----------------    ----------------
                                Amount  Percent    Amount   Percent    Amount   Percent
                                ------  -------    ------   -------    ------   -------
                                                (Dollars in Thousands)
Real Estate Loans:
-----------------
One- to four- family .......   $39,508   65.21%   $38,113    66.27%   $40,268    71.94%
Commercial .................     7,818   12.90      5,350     9.30      2,716     4.85
Construction and land ......       939    1.55        749     1.30      1,320     2.36
                               -------  ------    -------   ------    -------   ------
     Total real estate loans    48,265   79.66     44,212    76.87     44,304    79.15
                               -------  ------    -------   ------    -------   ------
Other Loans:
------------
 Consumer:
  Deposit account ..........       170    0.28        326     0.57        329     0.59
  Automobile ...............     4,426    7.32      5,750    10.00      6,943    12.40
  Home equity ..............     1,256    2.07      1,282     2.23      1,159     2.07
  Other ....................     2,103    3.47      2,026     3.52      2,140     3.82
                               -------  ------    -------   ------    -------   ------
     Total consumer loans ..     7,955   13.14      9,384    16.32     10,571    18.88
                               -------  ------    -------   ------    -------   ------
 Commercial business .......     4,362    7.20      3,914     6.81      1,103     1.97
                               -------  ------    -------   ------    -------   ------
        Total gross loans ..    60,582  100.00%    57,510   100.00%    55,978   100.00%
                                        ======              ======              ======
Less:
-----
 Deferred fees and discounts        20                 26                  29
 Allowance for losses ......       636                625                 455
                               -------            -------             -------
 Total loans receivable, net   $59,926            $56,859             $55,494
                               =======            =======             =======

     The following table illustrates the interest rate sensitivity of our loan portfolio at December 31, 2000. Mortgages which have adjustable or renegotiable interest rates are shown as maturing in the period during which the full principal amount of the mortgage is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

                                       Due in one year or    Due after one year     Due after five
                                              less           through five years          years                 Total
                                       -------------------   -------------------    -----------------    ------------------
                                                  Weighted              Weighted             Weighted              Weighted
                                                   Average               Average              Average               Average
                                         Amount     Rate       Amount     Rate      Amount     Rate      Amount      Rate
                                         ------     ----       ------     ----      ------     ----      ------      ----
                                                                     (Dollars in Thousands)
Real Estate loans:
   One- to four-family................. $ 2,832     7.24%    $ 10,204     7.29%    $ 26,472    7.22%    $ 39,508     7.24%
   Commercial..........................     247     7.53        6,948     7.63          623    7.35        7,818     7.60
   Construction and land...............     735     7.37          183     7.88           21    8.50          939     7.48

Commercial business loans..............   1,934     6.96        2,137     7.13          291    8.37        4,362     7.13

Consumer loans.........................     950     9.44        6,469     9.70          536    9.12        7,955     9.62
                                        -------              --------              --------             --------
Gross loans............................ $ 6,698     7.43%    $ 25,941     7.83%    $ 27,943    7.27%    $ 60,582     7.52%
                                        =======              ========              ========             ========

     The total amount of loans due after December 31, 2001 which have predetermined interest rates is $46.5 million, while the total amount of loans due after such date which have floating or adjustable interest rates is $7.4 million.

     One- to Four-Family Residential Real Estate Loans. Historically, we have emphasized the origination of one- to four-family loans secured by residential real estate. As of June 30, 2001, these loans totaled $39.5 million, or 65.2% of our total loan portfolio. Virtually all of our residential real estate loans have fixed rates of interest. Currently, we do not offer adjustable interest rates on our one- to four-family mortgage loans primarily because our customers prefer fixed-rate mortgage loans in the relatively low interest rate environment that currently exists. We generally retain most of the loans that we originate, although in the past we have sold loans on a servicing-retained basis. We intend to sell a greater percentage of our residential real estate loan originations on a servicing-retained basis. At June 30, 2001, we were servicing $4.0 million in loans for others.

     We currently offer one- to four-family residential mortgage loans with terms of 5, 15 and 30 years. Our five-year loans provide for principal and interest amortization of up to 30 years with a balloon payment at the end of the five-year term. All of our 15- and 30-year loans amortize over the term of the loan.

     For one- to four-family residential real estate loans, we may lend up to 80% of the property's appraised value, or up to 90% of the property's appraised value if the borrower obtains private mortgage insurance. We require title insurance on all of our one- to four-family mortgage loans, and we also require that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount equal to at least the lesser of the loan balance or the replacement cost of the improvements on the property. We require a property appraisal for all mortgage loans that are underwritten to comply with secondary market standards. Appraisals are conducted by our on-staff appraisers as well as independent appraisers from a list approved by our board of directors. Our residential real estate loans include "due on sale" clauses.

     Commercial Real Estate Loans. We have increased our emphasis on commercial real estate lending in recent years. Loans secured by commercial real estate totaled $7.8 million, or 12.9% of our total loan portfolio as of June 30, 2001. Our commercial real estate loans are secured predominately by office buildings, and to a lesser extent warehouse properties and more specialized properties such as churches. We originate commercial real estate loans with a maximum term of three years. We offer both adjustable and fixed rates of interest on commercial real estate loans, with the interest rate for adjustable rate loans tied to the prime interest rate. Our largest commercial real estate loan at June 30, 2001 had a principal balance of $839,000 and was collateralized by a fast food restaurant. This loan is performing in accordance with its terms.

     Commercial real estate loans generally have higher interest rates than the interest rates on residential mortgage loans, and are more sensitive to changes in market interest rates because they have adjustable interest rates and shorter terms. Commercial real estate loans have significant additional risk compared to one- to four-family residential mortgage loans, as they typically involve large loan balances concentrated with single borrowers or groups of related borrowers. In addition, the repayment of commercial real estate loans typically depends on the successful operation of the related real estate project, and thus may be subject to a greater extent than residential mortgage loans to adverse conditions in the real estate market or in the economy generally.

     In our underwriting of commercial real estate loans, we may lend up to 80% of the property's appraised value in the case of loans secured by apartments, and up to 75% of the property's appraised value on loans secured by other commercial properties. We require independent appraisals for all commercial real estate loans in excess of $250,000. For loans that do not exceed this amount, we require that an officer prepare a memorandum of value detailing comparable values based upon tax bills, prior appraisals, and income information on revenue-
producing property. Decisions to lend are based on the economic viability of the property and the creditworthiness of the borrower. Creditworthiness is determined by considering the character, experience, management and financial strength of the borrower, and the ability of the property to generate adequate funds to cover both operating expenses and debt service. In evaluating whether to make a commercial real estate loan, we place primary emphasis on the ratio of net cash flow to debt service on the property, and we generally require a ratio of cash flow to debt service of at least 120%, computed after deduction for a vacancy factor and property expenses we deem appropriate.

     We require title insurance on all of our commercial real estate loans, and we also require that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained. In addition, we generally require that the borrower personally guarantee the repayment of the loan.

     Construction and Land Loans. We originate two types of residential construction loans: (i) construction/speculative loans, and (ii) construction/ permanent loans. As of June 30, 2001, construction and land loans totaled $939,000, or 1.6% of our total loan portfolio.

     Construction/speculative loans are made to area homebuilders who do not have, at the time the loan is originated, a signed contract with a homebuyer who has a commitment for permanent financing with either Clover Leaf Bank or another lender. The homebuyer may enter into a purchase contract either during or after the construction period. These loans have the risk that the builder will have to make interest and principal payments on the loan and finance real estate taxes and other holding costs of the completed home for a significant time after the completion of construction. Funds are disbursed in phases as construction is completed. All construction/speculative loans require that the builder-borrower personally guarantee the full repayment of the principal and interest on the loan. These loans are generally originated for a term of twelve months, with interest rates that are tied to the prime lending rate, and with a loan-to-value ratio of no more than 75% of the lower of cost or the estimated value of the completed property. Generally, we limit our construction/speculative loans to one property per borrower at any given time, and the largest number of construction/speculative loans we have originated to a single borrower at any given time was for three properties. At June 30, 2001, the largest outstanding concentration of credit to one builder consisted of two construction/speculative loans with an aggregate balance of $221,000, which were performing in accordance with their terms.

     Construction/permanent loans are made to either a homebuilder or a homeowner who, at the time of construction, has a signed contract together with a commitment for permanent financing from Clover Leaf Bank for the finished home. The construction phase of a loan generally lasts up to 6 months, and the interest rate charged generally corresponds to the rate of the committed permanent loan, with loan-to-value ratios of up to 80% (or up to 90% if the borrower obtains private mortgage insurance) of the appraised estimated value of the completed property or cost, whichever is less. Following the initial 6-month period, construction/permanent loans convert to permanent loans, regardless of whether the construction phase has been completed. At June 30, 2001 the largest single outstanding construction loan of this type had an outstanding balance of $275,000 and was performing in accordance with its terms.

     Construction lending generally involves a greater degree of risk than other one- to four-family mortgage lending. The repayment of the construction loan is, to a great degree, dependent upon the successful and timely completion of the home construction. Construction delays or the financial impairment of the builder may further impair the borrower's ability to repay the loan.

     Our procedures for underwriting construction/speculative loans include an assessment of the borrower's credit history and the borrower's ability to meet other existing debt obligations, as well as payment of principal and interest on the proposed loan. We use the same underwriting standards and procedures for construction/permanent lending as we do for one- to four-family residential real estate lending.

     We also originate land development loans to area homebuilders that are secured by individual unimproved or improved residential building lots. Land loans are generally offered with variable prime-based interest rates with terms of up to two years. The maximum loan-to-value ratio is 65% of the lower of cost or appraised value of the property.

     Consumer Loans. Our consumer loans consist primarily of automobile loans, and to a lesser extent, home equity lines of credit and overdraft loans, loans secured by deposits and securities, and unsecured personal loans. As of June 30, 2001, consumer loans totaled $8.0 million, or 13.1% of our total loan portfolio.

     Automobile loans are generally offered with maturities of up to 60 months for new automobiles, while loans secured by used automobiles will have maximum terms that vary depending on the age of the automobile. We require all borrowers to maintain collision insurance on automobiles securing loans in excess of $1,000, with Clover Leaf Bank listed as loss payee. In those instances where the borrower fails to maintain adequate insurance coverage, we are further protected against loss by vendors single interest insurance coverage.

     Our indirect automobile loans have experienced relatively higher delinquency and loss rates, and we discontinued this type of automobile lending in July 2000. Our automobile loan portfolio totaled $4.4 million, or 7.3% of total loans at June 30, 2001, compared to $6.9 million, or 12.4% of total loans, at December 31, 1999.

     Home equity lines of credit are generally made for owner-occupied homes, and are secured by first or second mortgages on residential properties. We are attempting to increase our originations of home equity loans through targeted marketing. We generally offer home equity lines of credit with a maximum loan to appraised value ratio of 85% (including senior liens on the subject property). We currently offer these loans for terms of up to 10 years, and with adjustable rates that are tied to the prime lending rate.

     We offer overdraft loans by providing unsecured lines of credit to qualifying checking accountholders. The line of credit must be pre-approved by Clover Leaf Bank's loan department. Overdraft loans totaled $642,000, or 1.1% of our total loan portfolio as of June 30, 2001.

     Consumer loans generally entail greater credit risk than residential mortgage loans, particularly in the case of loans that are unsecured or are secured by assets that tend to depreciate in value, such as automobiles. In these cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining value often does not warrant further substantial collection efforts against the borrower. Further, consumer loan collections depend on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

     Our procedures for underwriting consumer loans include an assessment of the borrower's credit history and ability to meet other existing debt obligations, as well as payments of principal and interest on the proposed loans. The stability of the borrower's monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income. Although the borrower's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral security, if any, to the proposed loan amount. We require independent appraisals for all consumer loans in excess of $50,000. For loans that do not exceed this amount, we require that an officer prepare a memorandum of value detailing comparable values based upon tax bills or other available information.

     Commercial Business Loans. We currently offer commercial business loans to existing customers in our market area, some of which are secured in part by additional real estate collateral. We make various types of secured and unsecured commercial business loans for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes. The terms of these loans are generally for less than three years. Equipment loans usually involve a one-time disbursement of funds, with repayment over the term of the loan, while operating lines of credit involve multiple disbursements and revolving notes that can be renewed annually. The loans are either negotiated on a fixed-rate basis or carry variable interest rates indexed to the prime rate. At June 30, 2001, we had 66 commercial business loans outstanding with an aggregate balance of $4.4 million, or 7.2%, of the total loan portfolio. As of June 30, 2001, our largest commercial business loan consisted of our participation interest in a $1.1 million loan to a cabinet manufacturer, which is secured by equipment, inventory, accounts receivable and a mortgage on the commercial property. We are the lead lender in this participation, and the principal balance of our participation interest was $729,000 at June 30, 2001. Although this loan was performing in accordance with its terms as of June 30, 2001, as a result of a subsequent fire at the borrower's facility, this loan was not performing in accordance with its terms as of July 31, 2001. However, Clover Leaf Bank believes that it will not suffer a loss on this loan because the borrower maintained full insurance on the property and listed Clover Leaf Bank as loss payee on the insurance.

     In recent years, we have increased our emphasis on commercial business lending. These loans tend to have higher rates of interest than residential mortgage loans, and are more sensitive to changes in market interest rates because they have adjustable interest rates and shorter terms. In addition, commercial business lending gives us greater access to commercial borrowers that may open transactional checking accounts with Clover Leaf Bank.

     Commercial credit decisions are based upon a complete credit review of the borrower. A determination is made as to the borrower's ability to repay in accordance with the proposed terms as well as an overall assessment of the credit risks involved. Personal guarantees of borrowers are generally required. In evaluating a commercial real estate loan, we place primary emphasis on the ratio of net cash flow to debt service for the property, generally requiring a ratio of at least 1.2x. Credit agency reports of the borrower's credit history as well as bank checks and trade investigations supplement the analysis of the borrower's creditworthiness. Collateral supporting a secured transaction is also analyzed to determine its marketability and liquidity. Commercial business loans generally bear higher interest rates than residential loans, but they also may involve a higher risk of default since their repayment generally depends on the successful operation of the borrower's business.

     Loan Originations, Purchases, Sales and Servicing. Although we originate both fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon borrower demand, market interest rates, borrower preference for fixed- versus adjustable-rate loans, and the interest rates offered on each type of loan by competing lenders in our market area. This includes banks, savings institutions, credit unions, mortgage banking companies, and life insurance companies. Loan originations are derived from a number of sources, including existing or prior customers and walk-in customers.

     Loan originations are adversely affected by rising interest rates, which typically result in decreased loan demand. Accordingly, the volume of our loan originations and the interest rates we can charge on loans vary from period to period. One- to four-family residential mortgage loans are generally underwritten to conform to Fannie Mae and Freddie Mac seller/servicer guidelines, and are currently originated on a fixed interest rate basis only. We generally retain the loans that we originate. When we do sell mortgage loans, we generally retain the servicing rights, which means that we will continue to collect payments on the loans and supervise foreclosure proceedings, if necessary. We retain a portion of the interest paid by the borrower on the loans, generally 25 basis points, as consideration for our services. We currently service $4.0 million of loans for others, and we intend to sell a portion of our one- to four-family residential mortgage loans in the future in an effort to reduce our interest rate risk.

     The  following  table   summarizes  our  loan   origination  and  repayment
activities for the periods indicated. We did not purchase any loans during the periods indicated.

                                         Six Months
                                        Ended June 30,     Years Ended December,
                                      -----------------    ---------------------
                                       2001        2000       2000        1999
                                       ----        ----       ----        ----
                                                   (In Thousands)
Loans receivable, net,
 at beginning of period ..........   $ 56,859    $ 55,494    $ 55,494    $47,802

Originations by type:
  Real estate
    One- to four- family .........      5,687       2,069       4,063     11,244
    Commercial ...................      3,200         865       3,023        516
    Construction and land ........        350          --          --      1,041
 Non-real estate
    Consumer .....................      1,052       1,765       3,148      7,131
    Commercial business ..........      2,585          33       2,697        790
                                     --------    --------    --------    -------
         Total loans originated ..     12,874       4,732      12,931     20,722
                                     --------    --------    --------    -------
Sales and Repayments
  Sales:
    Real estate
       One- to four- family ......         --          --       2,132         --
       Commercial ................         --          --          --         --
       Construction and land .....         --          --          --         --
    Non-real estate
      Consumer ...................         --          --          --         --
      Commercial business ........         --          --          --         --
                                     --------    --------    --------    -------
         Total loans sold ........         --          --       2,132         --
  Principal repayments ...........      9,802       2,668       9,266     13,044
                                     --------    --------    --------    -------
         Total reductions ........      9,802       2,668      11,398     13,044
Increase (decrease) in other
 items, net ......................         (5)         (7)       (168)        14
         Net increase ............      3,067       2,057       1,365      7,692
                                     --------    --------    --------    -------
Loans receivable, net,
 at end of period ................   $ 59,926    $ 57,551    $ 56,859    $55,494
                                     ========    ========    ========    =======

     Loan Approval Procedures and Authority. Our lending activities are subject to written underwriting standards and loan origination procedures adopted by management and the Board of Directors. For single family, owner-occupied real estate loans, the President of Clover Leaf Bank is authorized to approve loans up to $250,000, while the Senior Vice President is authorized to approve loans up to $200,000. For secured commercial real estate loans and construction and land loans, the President and Senior Vice President are authorized to approve loans up to $150,000 and $75,000, respectively; for secured consumer loans, these officers may approve loans up to $50,000; and for overdrafts and unsecured credits, these officers may approve loans up to $25,000 and $15,000, respectively. When acting together, these officers may approve new loans in amounts up to 150% of their combined lending limits, and may approve renewals of commercial business and commercial real estate loans in amounts up to 200% of their combined lending limits where there has been no deterioration in either the payment pattern or financial strength of the borrower. However, the entire Board of Directors must approve all loans in excess of $625,000. In addition, the Board of Directors generally ratifies all pre-authorized loan approvals.

Asset Quality

     Delinquent Loans. The following table sets forth Clover Leaf Bank's loan delinquencies by type, amount and percentage at June 30, 2001.

                                                                  Loans Delinquent For:
                          ---------------------------------------------------------------------------------------------------
                                   60-89 Days                      90 Days and Over               Total Delinquent Loans
                          ------------------------------     -----------------------------     -----------------------------
                                                Percent                            Percent                           Percent
                                                of Loan                            of Loan                           of Loan
                          Number     Amount     Category     Number   Amount      Category     Number    Amount     Category
                          ------     ------     --------     ------   ------      --------     ------    ------     --------
                                                                  (Dollars in Thousands)
  Real Estate:
    One- to four- family.   6         $339        0.86%        --     $  --          --%          6       $339         0.86%
  Consumer...............  33          259        3.26          3         5        0.06          36        264         3.32
  Commercial business....   1          192        4.40          1         8        0.18           2        200         4.58
                          ---         ----        ----        ---     -----        ----         ---       ----         ----
       Total.............  40         $790        1.30%         4     $  13        0.02%         44       $803         1.32%
                          ===         ====        ====        ===     =====        ====         ===       ====         ====

     Of the consumer loans listed in the table above, 24 are indirect automobile loans. As a result of the relatively high delinquency and loss rate we have experienced with indirect automobile loans, we have discontinued this type of lending.

     Loan Delinquencies and Collection Procedures. When a borrower fails to make required payments on a loan, we take a number of steps to induce the borrower to correct the delinquency and restore the loan to a current status. We will send a borrower a reminder notice 15 days after an account becomes delinquent, and our employees are authorized to use their discretion whether direct telephone contact is required at that time. If the borrower does not remit the entire payment due by the end of the month, we try to make direct contact with the borrower to arrange a payment plan. If a satisfactory payment plan is not established within 50 days of a delinquency, we will send a demand letter to the borrower. If a satisfactory payment plan has not been arranged with 60 days following a delinquency, we may instruct our attorneys to institute foreclosure proceedings depending on the loan-to-value ratio or our relationship with the borrower. Foreclosed property is held as other real estate owned.

     Our policies require that management continuously monitor the status of the loan portfolio and report to the Board of Directors on a monthly basis. These reports include information on delinquent loans and foreclosed real estate and our actions and plans to cure the delinquent status of the loans and to dispose of any real estate acquired through foreclosure.

     Non-Performing Loans. All loans are reviewed on a regular basis and are placed on non-accrual status when, in the opinion of management, there is reasonable probability of loss of principal or the collection of additional interest is deemed insufficient to warrant further accrual. Generally, we place all loans 90 days or more past due on non-accrual status. In addition, we place any loan on non-accrual status if any part of it is classified as loss or if any part has been charged-off. When a loan is placed on non-accrual status, total interest accrued and unpaid to date is reversed. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. Loans are charged-off no later than 120 days following their delinquency, unless the loans are well-collateralized or in the process of collection.

     As of June 30, 2001, our total non-accrual loans amounted to $619,000 compared to $102,000 at December 31, 2000, and $36,000 at December 31, 1999. The increase in non-accrual loans from December 31, 2000 to June 30, 2001, resulted from increases in non-accruing loans in all categories of loans, as we adopted and implemented a new loan policy and loan review policy during the fourth quarter of 2000.

     The table below sets forth the amounts and categories of non-performing assets in our loan portfolio. For all years presented, we had no troubled debt restructurings (which involve forgiving a portion of interest or principal on loans or making loans at materially less than market interest rates), and no foreclosed assets.

                                         Six Months
                                        Ended June 30,  Years Ended December 31,
                                        --------------  ------------------------
                                        2001      2000       2000      1999
                                        ----      ----       ----      ----
                                             (Dollars in Thousands)
Non-accruing loans:
  One- to four- family ..............   $292      $ --      $ 24      $ --
  Construction ......................    183        --        --        --
  Commercial business ...............     29        --        --        --
  Consumer ..........................    115        54        78        36
                                        ----      ----      ----      ----
     Total ..........................    619        54       102        36
                                        ----      ----      ----      ----
Accruing loans delinquent
 more than 90 days:
  One- to four- family ..............     --        62        --       314
  Commercial business ...............      8        --        --        --
  Consumer ..........................      5       181        41       225
                                        ----      ----      ----      ----
     Total ..........................     13       243        41       539
                                        ----      ----      ----      ----
Total non-performing assets .........   $632      $297      $143      $575
                                        ====      ====      ====      ====
Total non-performing assets as
 a percentage of total assets .......   0.72%     0.39%     0.17%     0.81%
                                        ====      ====      ====      ====
Allowance for loan losses as
 a percentage of non-performing
 loans .............................. 100.63%   154.55%   437.06%    79.13%
                                      ======    ======    ======     =====
Allowance for loan losses as
 a percentage of gross loans
 receivable .........................   1.05%     0.79%     1.09%     0.81%
                                        ====      ====      ====      ====

     For the six months ended June 30, 2001, $36,000 of gross interest income would have been recorded had the non-accruing loans been current in accordance with their original terms.

     Troubled Debt Restructurings. A troubled debt restructuring occurs when we, for economic or legal reasons related to a borrower's financial difficulties, grant a concession to the borrower, either as a deferment or reduction of interest or principal on the loan, that we would not otherwise consider. We had no troubled debt restructurings as of June 30, 2001.

     Real Estate Owned. Real estate owned consists of property acquired through formal foreclosure or by deed in lieu of foreclosure and is recorded at the lower of recorded investment or fair value. Write-downs from recorded investment to fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of recorded investment or fair value, less estimated selling expenses. Adjustments to the carrying value of the properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. We held no property that was classified as real estate owned as of June 30, 2001.

     Classification of Assets. Our policies, consistent with regulatory guidelines, require that we classify loans and other assets, such as securities, that are considered to be of lesser quality, as substandard, doubtful, or loss assets. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the savings institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Assets classified as loss are those considered uncollectable and of such little value that their continuance as assets is not warranted. Assets that do not expose us to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated as special mention by management.

     When we classify assets as either substandard or doubtful, we allocate for analytical purposes a portion of our general valuation allowances or loss reserves to these assets as deemed prudent by management. General allowances represent loss allowances that have been established to recognize the probable risk associated with lending activities, but which have not been allocated to particular problem assets. When we classify problem assets as loss, we are required either to establish a specific allowance for losses equal to 100% of the amount of the assets so classified, or to charge-off the amount of the assets. Our determination as to the classification of assets and the amount of valuation allowances is subject to review by regulatory agencies, which can order the establishment of additional loss allowances. Management regularly reviews our asset portfolio to determine whether any assets require classification in accordance with applicable regulations.

     On the basis of management's review of our assets, at June 30, 2001, we had classified a total of $2.5 million of our loans and other assets as follows:

                                                    At or For the Six
                                                      Months Ended
                                                      June 30, 2001
                                                    -----------------
                                                      (In Thousands)

     Special Mention .........................            $    --
     Substandard .............................              2,433
     Doubtful assets .........................                 28
     Loss assets .............................                 --
                                                          -------
       Total .................................            $ 2,461
                                                          =======
     General loss allowance ..................            $   636
     Specific loss allowance .................                 --
     Charge-offs .............................            $    41

     Allowance for Loan Losses. The following table sets forth information regarding our allowance for loan losses and other ratios at or for the dates indicated.

                                               Six Months        Years Ended
                                             Ended June 30,      December 31,
                                            ----------------    --------------
                                             2001      2000      2000    1999
                                             ----      ----      ----    ----
                                                  (Dollars in Thousands)

Balance at beginning of period .........     $625      $455      $455    $458

Charge-offs:
  One- to four-family ..................       --        --        --      (1)
  Commercial business ..................       (4)       --       (75)     --
  Consumer .............................      (37)      (32)     (198)    (87)
                                             ----      ----      ----    ----
                                              (41)      (32)     (273)    (88)
                                             ====      ====      ====    ====
Recoveries:
  One- to four-family ..................       --        --        --       1
  Consumer .............................       36         6        15      36
                                             ----      ----      ----    ----
                                               36         6        15      37
                                             ====      ====      ====    ====

Net charge-offs ........................       (5)      (26)     (258)    (51)
Additions charged to operations ........       16        30       428      48
                                             ----      ----      ----    ----
Balance at end of period ...............     $636       459      $625    $455
                                             ====      ====      ====    ====
Ratio of net charge-offs during the
  period to average loans outstanding
  during the period ....................     0.01%       --%     0.45%   0.10%
                                             ====      ====      ====    ====
Ratio of net charge-offs during the
  period to average non-performing
  assets ...............................     0.79%     8.75%   180.42%   8.87%
                                             ====      ====    ======    ====

     The allowance for loan losses is a valuation account that reflects our evaluation of the credit losses inherent in our loan portfolio. We maintain the allowance through provisions for loan losses that we charge to income. We charge losses on loans against the allowance for loan losses when we believe the collection of loan principal is unlikely. For a discussion of the charge-offs and additions charged to operations during the year ended December 31, 2000, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Comparison of Operating Results for the Years Ended December 31, 2000 and 1999--Provision for Loan Losses."

     Our evaluation of risk in maintaining the allowance for loan losses includes the review of all loans on which the collectibility of principal may not be reasonably assured. We consider the following factors as part of this evaluation: our historical loan loss experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, peer group information and prevailing economic conditions. There may be other factors that may warrant our consideration in maintaining an allowance at a level sufficient to provide for probable losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Although we believe that we have established and maintained the allowance for loan losses at adequate levels, future additions may be necessary if economic and other conditions in the future differ substantially from the current operating environment.

     In addition, the Illinois Office of Banks and Real Estate and the Federal Deposit Insurance Corporation, as an integral part of their examination process, periodically review our loan portfolio and the related allowance for loan losses. The Illinois Office of Banks and Real Estate and the Federal Deposit Insurance Corporation may require us to increase the allowance for loan losses based on their judgments of information available to them at the time of their examination, thereby adversely affecting our results of operations.

     Allocation of the Allowance for Loan Losses. The following table presents our allocation of the allowance for loan losses by loan category and the percentage of loans in each category to total loans at the periods indicated.

                                                                                      Years Ended December 31,
                                    Six Months                 -----------------------------------------------------------------
                                  Ended June 30,                             2000                              1999
                           ---------------------------------   -------------------------------   -------------------------------
                                                     Percent                           Percent                           Percent
                                                    of Loans                          of Loans                          of Loans
                                         Loan       in Each                  Loan     in Each                  Loan     in Each
                           Amount of    Amounts     Catagory   Amount of   Amounts   Catagory    Amount of   Amounts   Catagory
                           Loan Loss      By        to Total   Loan Loss      By      to Total   Loan Loss      By      to Total
                           Allowance    Catagory     Loans     Allowance   Catagory    Loans     Allowance   Catagory    Loans
                           ---------    --------     -----     ---------   --------    -----     ---------   --------    -----
                                                                    (Dollars in Thousands)
Real Estate Loans:
 One- to four-family .......    $321    $39,508        65.21%     $304     $38,113     66.27%      $203      $40,268       71.94%
 Commercial ................     101      7,818        12.90        --       5,350      9.30         63        2,716        4.85
 Construction and Land .....      --        939         1.55        --         749      1.30          7        1,320        2.36
Commercial business ........      76      4,362         7.20        90       3,914      6.81         27        1,103        1.97
Consumer ...................     138      7,955        13.14       231       9,384     16.32        155       10,571       18.88
                                ----    -------       ------      ----     -------    ------       ----      -------      ------
     Total .................    $636    $60,582       100.00%     $625     $57,510    100.00%      $455      $55,978      100.00%
                                ====    =======       ======      ====     =======    ======       ====      =======      ======

     Management evaluates the total balance of the allowance for loan losses based on several factors that are not loan specific but are reflective of the losses inherent in the loan portfolio, including management's periodic review of loan collectibility in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions such as housing trends, inflation rates and unemployment rates, geographic concentrations of loans within Clover Leaf Bank's immediate market area, and both peer financial institution historic loan loss experience and allowance for loan loss levels.

     For a discussion of the increase in the allowance for loan losses during the year ended December 31, 2000, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Comparison of Operating Results for the Years Ended December 31, 2000 and 1999--Provision for Loan Losses."

Investment Activities

     Clover Leaf Bank is permitted under federal and state law to invest in various types of liquid assets, including U.S. Government obligations, securities of various federal agencies and of state and municipal governments, deposits at the Federal Home Loan Bank of Chicago, certificates of deposit of federally insured institutions, certain bankers' acceptances and federal funds. Within certain regulatory limits, Clover Leaf Bank may also invest a portion of its assets in commercial paper and corporate debt securities. We are also required to invest in Federal Home Loan Bank stock. See "Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that securities be categorized as "held to maturity," "trading securities" or "available for sale," based on management's intent as to the ultimate disposition of each security. SFAS No. 115 allows debt securities to be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held to maturity."

     Debt and equity securities held for current resale are classified as "trading securities." These securities are reported at fair value, and unrealized gains and losses on the securities are included in earnings. Clover Leaf Bank does not currently use or maintain a trading account. Debt and equity securities not classified as either "held to maturity" or "trading securities" are classified as "available for sale." These securities are reported at fair value, and unrealized gains and losses on the securities are excluded from earnings and reported, net of deferred taxes, as a separate component of equity. Clover Leaf Bank has classified all of its securities as available for sale.

     All of our  securities  carry  market risk  insofar as  increases in market interest rates may cause a decrease in their market value. Many also carry prepayment risk insofar as they may be called prior to maturity in times of low market interest rates, so that we may have to invest the funds at a lower interest rate. Investments in securities are made based on certain considerations, which include the interest rate, tax considerations, yield, settlement date and maturity of the security, our liquidity position, and anticipated cash needs and sources. The effect that the proposed security would have on our credit and interest rate risk and risk-based capital is also considered. We purchase securities to provide necessary liquidity for day-to-day operations, and when investable funds exceed loan demand.

     Generally, the investment policy of Clover Leaf Bank, as established by the Board of Directors, is to invest funds among various categories of investments and maturities based upon our liquidity needs, asset/liability management policies, investment quality, marketability and performance objectives.

     Our investment policy does not permit engaging directly in hedging activities or purchasing high-risk mortgage derivative products.

     Our securities are mainly composed of securities issued by the U.S. Government and government agencies (primarily Federal Home Loan Bank, Fannie Mae and Freddie Mac), although from time to time we make other investments as permitted by applicable laws and regulations.

     The following table sets forth information relating to the amortized cost and fair value of our securities, all of which are classified as available for sale. For further information, see Notes 1 and 3 of the Notes to Consolidated Financial Statements.

                                                                     December 31,
                                     June 30,       -----------------------------------------
                                      2001                  2000                  1999
                              -------------------   -------------------   -------------------
                              Amortized     Fair    Amortized     Fair    Amortized     Fair
                                 Cost      Value       Cost      Value       Cost       Value
                              ---------   -------   ---------   -------   ---------   -------
                                                      (In Thousands)
U. S. Treasury .............   $    --    $    --     $    --   $    --   $ 3,002     $ 3,023
Federal agencies ...........    10,853     11,004      12,376    12,418     4,000       3,796
State and municipal ........       932        934         946       949       912         911
Mortgage-backed securities .     2,303      2,336       1,548     1,522     1,753       1,661
Corporate ..................     1,012      1,030         499       495       497         486
                               -------    -------     -------   -------   -------     -------
  Total ....................   $15,100    $15,304     $15,369   $15,384   $10,164     $ 9,877
                               =======    =======     =======   =======   =======     =======

     The following table sets forth the scheduled maturities, amortized cost and weighted average yields for our securities at June 30, 2001.

                      Due in one year or     Due after one year   Due after five years
                             less            through five years     through ten years     Due after ten years           Total
                    ---------------------   -------------------   --------------------   --------------------   --------------------
                                 Weighted              Weighted               Weighted               Weighted               Weighted
                     Amortized   Average    Amortized  Average    Amortized   Average    Amortized   Average    Amortized    Average
                       Cost        Rate       Cost       Rate        Cost       Rate        Cost       Rate       Cost        Rate
                       ----        ----       ----       ----        ----       ----        ----       ----       ----        ----
                                                                  (Dollars in Thousands)
U.S. Government
 agency securities ..   $1,000    6.06%      $5,649      6.52%      $4,204     6.72%        $   --        --%    $10,853      6.55%
Obligations of states
 and political
 subdivisions .......       50    6.35          610      4.80          271     5.63             --        --         931       5.13
Mortgage-backed
 securities .........       --      --           --        --          875     8.50          1,428      6.31       2,303       7.15
Corporate ...........      500    5.13           --        --          513     6.88             --        --       1,013       6.02
                        ------               ------                 ------                  ------               -------
  Total .............   $1,550               $6,259                 $5,863                  $1,428               $15,100
                        ======               ======                 ======                  ======               =======

Sources of Funds

     General. Deposits have been our primary source of funds for lending and other investment purposes. In addition to deposits, we derive funds primarily from principal and interest payments on loans. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by market interest rates. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources, and may be used on a longer-term basis for general business purposes.

     Deposits. Residents of our primary market area are our main source of deposits. Deposit account terms vary, with the principal differences being the minimum balance required, the time periods the funds must remain on deposit and the interest rate. We do not use brokers to obtain deposits. Our deposit products include commercial demand and NOW, money market, savings, and term certificate accounts. In recent years, and in connection with our emphasis on the origination of commercial business loans, we have promoted money market accounts with adjustable interest rates. Interest rates paid, maturity terms, service fees and withdrawal penalties are established by Clover Leaf Bank on a periodic basis. Management determines the rates and terms based on rates paid by our competitors, our needs for funds or liquidity, growth goals and federal and state regulations.

     Deposit Accounts by Type. The following table sets forth the dollar amount of our deposits in the various types of deposit programs as of the dates indicated.

                                                             Years Ended December 31,
                                   Six Months Ended    -----------------------------------
                                     June 30, 2001           2000                1999
                                   ----------------    ----------------   ----------------
                                   Amount   Percent    Amount   Percent   Amount   Percent
                                   ------   -------    ------   -------   ------   -------
Transactions and savings deposits:                 (Dollars in Thousands)
---------------------------------
Commercial demand .............   $ 5,747     7.24%   $ 5,414     7.12%   $ 4,969     8.20%
Passbook accounts .............     3,763     4.74      3,288     4.32      4,188     6.90
NOW accounts ..................     2,480     3.12      2,498     3.29      2,375     3.92
Money market accounts .........    13,095    16.49      5,515     7.25      4,009     6.62
                                  -------   ------    -------   ------    -------   ------
  Total non-certificates ......    25,085    31.59     16,715    21.98     15,541    25.64
                                  -------   ------    -------   ------    -------   ------
Certificates of deposit:
-----------------------
0.00 - 3.99% ..................        41     0.05         18     0.02         15      .03
4.00 - 5.99% ..................    18,870    23.77     15,719    20.67     35,685    58.88
6.00 - 7.99% ..................    29,942    37.71     38,358    50.45      4,509     7.44
8.00 - 9.99% ..................        --       --          6     0.01         --       --
                                  -------   ------    -------   ------    -------   ------
  Total certificates of deposit    48,853    61.53     54,101    71.15     40,209    66.35
                                  -------   ------    -------   ------    -------   ------
Individual retirement accounts:
------------------------------
0.00 - 3.99% ..................        12     0.02         --       --         --       --
4.00 - 5.99% ..................     2,507     3.16      2,263     2.98      2,388     3.94
6.00 - 7.99% ..................     2,936     3.70      2,957     3.89      2,466     4.07
                                  -------   ------    -------   ------    -------   ------
  Total individual retirement
    accounts ..................     5,455     6.88      5,220     6.87      4,854     8.01
                                  -------   ------    -------   ------    -------   ------
  Total time deposits .........   $54,308    68.41%   $59,321    78.02%   $45,063    74.36%
                                  =======   ======    =======   ======    =======   ======
Total deposits ................   $79,393   100.00%   $76,036   100.00%   $60,604   100.00%
                                  =======   ======    =======   ======    =======   ======

     Time Deposit Rates and Maturities. The following table indicates interest rate and maturity information for our time deposits as of June 30, 2001.

                                           Maturity
                             ------------------------------------
                                         Over     Over
                             One Year   1 to 2   2 to 3    Over
Interest Rate                or Less    Years     Years   3 Years   Total
-------------                -------    -----     -----   -------   -----
                                              (In Thousands)
0-3.99%................      $    53  $     --   $   --     $ --    $    53
4-5.99%................       12,212     5,389    3,117      659     21,377
6-7.99%................       21,897    10,918       53       10     32,878
                              ------    ------    -----      ---     ------
Total time deposits....      $34,162   $16,307   $3,170     $669    $54,308
                             =======   =======   ======     ====    =======

     Time Deposit Balances and Maturities. The following table indicates balance and maturity information for our time deposits as of June 30, 2001.

                                                        Maturity
                                        ---------------------------------------
                                                    Over      Over
                                        3 Months   3 to 6   6 to 12     Over
                                         or Less   Months    Months   12 Months    Total
                                        --------  -------   -------   ---------   -------
                                                               (In Thousands)
Time deposits less than $100,000 .....   $7,636   $ 8,676   $11,984    $18,139    $46,435
Time deposits of $100,000 or more ....    1,725     2,528     1,613      2,007      7,873
                                         ------   -------   -------    -------    -------
Total time deposits ..................   $9,361   $11,204   $13,597    $20,146    $54,308
                                         ======   =======   =======    =======    =======

     Borrowings. Clover Leaf Bank may obtain advances from the Federal Home Loan Bank of Chicago upon the security of the common stock it owns in that bank and certain of its residential mortgage loans and mortgage-backed securities, provided certain standards related to creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank advances are generally available to meet seasonal and other deposit withdrawals and to permit increased lending.

     The following table sets forth the maximum month-end balance and average balance of Federal Home Loan Bank advances for the periods indicated. Other than Federal Home Loan Bank advances, we had no other borrowings during the periods indicated.

                                Six Months
                              Ended June 30,           Years Ended December 31,
                         -------------------------    --------------------------
                            2001           2000            2000           1999
                            ----           ----            ----           ----
                                        (In Thousands)
Maximum Balance:
---------------
  FHLB advances ........   $3,000         $5,000         $5,000          $8,450

Average Balance:
---------------
  FHLB advances ........   $2,204         $4,838         $4,089          $5,663

     The following table sets forth total borrowings and the weighted average interest rate paid on such borrowings at the dates indicated.

                                      Six Months
                                    Ended June 30,      Years Ended December 31,
                                    --------------      ------------------------
                                         2001             2000            1999
                                         ----             ----            ----
                                               (Dollars in Thousands)
FHLB advances .................         $1,500            $3,000         $4,000
Weighted average interest
  rate of FHLB advances .......           5.65%             6.15%          5.85%

Employees

     At June 30, 2001, Clover Leaf Bank had a total of 21 full-time and six part-time employees. Clover Leaf Bank's employees are not represented by any collective bargaining group. Management believes that we have good relations with our employees.

Properties

     At June 30, 2001, Clover Leaf Financial conducted its business from our main office at 200 East Park Street, Edwardsville, Illinois. The following table sets forth certain information with respect to the offices of Clover Leaf Bank at June 30, 2001.

                                                   Original
                                      Leased         Year
                                        or         Leased or       Date of Lease
Location                              Owned        Acquired          Expiration
----------------------------          ------       ---------       -------------
200 East Park Street                  Owned           1976              N/A
Edwardsville, Illinois 62025

2143 South State Route 157            Owned           1999              N/A
Edwardsville, Illinois 62025

Legal Proceedings

         Clover Leaf Bank is involved, from time to time, as plaintiff or defendant in various legal actions arising in the normal course of its business. At June 30, 2001, Clover Leaf Bank was not involved in any material legal proceedings.

Subsidiary Activities

         At June 30, 2001, Clover Leaf Bank owned one subsidiary, Clover Leaf Financial Services, Inc., which serves as a conduit for life and disability insurance policies purchased by customers of Clover Leaf Bank.

                                   REGULATION

         The following summarizes certain laws and regulations that are considered material to Clover Leaf Financial and Clover Leaf Bank. However, this summary does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations. Any change in this regulation, whether by the Federal Deposit Insurance Corporation, the Illinois Office of Banks and Real Estate, the Board of Governors of the Federal Reserve System, the Illinois General Assembly or Congress, could have a material adverse impact on Clover Leaf Financial and Clover Leaf Bank.

Clover Leaf Financial

         Holding Company Acquisitions. If we complete the conversion utilizing the holding company structure, Clover Leaf Financial will become a bank holding company within the meaning of the Bank Holding Company Act and will be registered with and regulated by the Federal Reserve Board. Clover Leaf Financial would be subject to the same regulation as a bank holding company if Clover Leaf Bank converted to a national bank or an Illinois-chartered commercial bank. Federal law generally prohibits a company, without prior Federal Reserve approval, from acquiring the ownership or control of any bank. In accordance with Federal Reserve Board policy, Clover Leaf Financial will be expected to act as a source of financial strength to Clover Leaf Bank and to commit resources to support Clover Leaf Bank in circumstances where Clover Leaf Financial might not do so absent such policy. Under the Bank Holding Company Act, Clover Leaf Financial will be subject to periodic examination by the Federal Reserve Board and will be required to file periodic reports of its operations and such additional information as the Federal Reserve Board may require. Clover Leaf Financial also will be subject to registration with, and regulation by, the Commissioner under the Illinois Savings Bank Act.

         Bank Holding Company Act Activities and Other Limitations. A bank holding company is a legal entity separate and distinct from its subsidiary bank. Normally, the major source of a holding company's revenue is dividends from its subsidiary bank. The right of a bank holding company to participate as a stockholder in any distribution of assets of its subsidiary bank upon its liquidation or reorganization is subject to the prior claims of creditors of the subsidiary bank. The subsidiary bank is subject to claims by creditors for long-term and short-term debt obligations, including obligations for federal funds purchased and securities sold under repurchase agreements, as well as deposit liabilities.

         The Bank Holding Company Act also prohibits a bank holding company, with certain exceptions, from acquiring more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than banking or managing or controlling banks. Under the Bank Holding Company Act, the

Federal Reserve Board is authorized to approve the ownership of shares by a bank holding company in any company, the activities of which the Federal Reserve Board has determined to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto. The Federal Reserve Board has by regulation determined that certain activities are closely related to banking within the meaning of the Bank Holding Company Act. These activities include operating a mortgage company, finance company, credit card company, factoring company, trust company or savings association; performing certain data processing operations; providing limited securities brokerage services; acting as an investment or financial advisor; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, non-operating basis; providing tax planning and preparation services; operating a collection agency; and providing certain courier services. The Federal Reserve Board also has determined that certain other activities, including real estate brokerage and syndication, land development and property management, are not closely related to banking and a proper incident thereto. In making such determinations, the Federal Reserve Board is required to weigh the expected benefit to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

         A bank holding company that is registered as a "financial holding company" is also permitted to engage in activities that are financial in nature or incidental to such financial activities. Activities that are considered financial in nature include: securities underwriting, dealing and market making; insurance underwriting; and merchant banking.

         Capital Requirements. The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the FDIC for Clover Leaf Bank. On a pro forma basis assuming consummation of the conversion, Clover Leaf Financial's pro forma Tier 1 and total capital would significantly exceed the Federal Reserve Board's capital adequacy requirements.

         Restrictions On Transactions With Affiliates. Transactions between a savings bank and its "affiliates" are subject to quantitative and qualitative restrictions under Sections 23A and 23B of the Federal Reserve Act and FDIC regulations. Affiliates of a savings bank include, among other entities, the savings bank's holding company and companies that are controlled by or under common control with the savings bank.

         In general, the extent to which a savings bank or its subsidiaries may engage in certain "covered transactions" with affiliates is limited to an amount equal to 10% of the institution's capital and surplus, in the case of covered transactions with any one affiliate, and to an amount equal to 20% of such capital and surplus, in the case of covered transactions with all affiliates. In addition, a savings bank and its subsidiaries may engage in covered transactions and certain other transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the savings bank or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A "covered transaction" is defined to include a loan or extension of credit to an affiliate; a purchase of investment securities issued by an affiliate; the purchase of assets from an affiliate, with certain exceptions; the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; or the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

         In addition, Sections 22(h) and (g) of the Federal Reserve Act place restrictions on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% stockholder of a bank, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the bank's loans to one borrower limit (generally equal to 15% of the institution's unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons and also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a bank to all insiders cannot exceed the institution's unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers.

         Illinois Holding Company Regulation. Upon the completion of the conversion, and assuming Clover Leaf Bank utilizes the holding company structure as part of the conversion, Clover Leaf Financial will be required by the Illinois Savings Bank Act to register as a savings bank holding company with the Illinois Office of Banks and Real Estate. Under the Illinois Savings Bank Act and applicable regulations, an Illinois-registered savings bank holding company is required to obtain an annual audit of its financial statements, to file financial reports with the Illinois Office of Banks and Real Estate and to maintain complete corporate books and records. An Illinois savings bank holding company is subject to examination by the Illinois Office of Banks and Real Estate. An Illinois savings bank holding company may control more than 5% of the voting shares of another savings bank or savings bank holding company if the target savings bank or savings bank holding company is located in a state that permits the acquisition of an Illinois-chartered savings bank or an Illinois savings bank holding company. The Illinois Savings Bank Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of 10% or more of an Illinois savings bank holding company unless 60 days' prior written notice has been given to the Illinois Office of Banks and Real Estate.

         Federal Securities Laws. Clover Leaf Financial has filed with the SEC a registration statement under the Securities Act of 1933 for the registration of the common stock to be issued in connection with the conversion. Upon completion of the conversion, Clover Leaf Financial intends to register its common stock with the SEC under Section 12(g) of the Securities Exchange Act of 1934. Clover Leaf Financial will then be subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, and certain other requirements under the Exchange Act. Pursuant to FDIC regulations and the Plan of Conversion, Clover Leaf Financial has agreed to maintain this registration for a minimum of three years following the conversion.

         The registration under the Securities Act of the shares of common stock to be issued in the conversion does not cover the resale of such shares. Shares of common stock purchased by persons who are not affiliates of Clover Leaf Financial may be sold without registration. Shares purchased by an affiliate of Clover Leaf Financial will be subject to the resale restrictions of Rule 144 under the Securities Act. If Clover Leaf Financial meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of Clover Leaf Financial who complies with the other conditions of Rule 144 would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of Clover Leaf Financial or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks.

Clover Leaf Bank

         General. Clover Leaf Bank is an Illinois-chartered savings bank, the deposit accounts of which are insured by the Saving Association Insurance Fund of the FDIC. As an FDIC insured, Illinois-chartered savings bank, Clover Leaf Bank is subject to the examination, supervision, reporting and enforcement requirements of the Illinois Office of Banks and Real Estate, as the chartering authority for Illinois savings banks, and the FDIC, as administrator of the Savings Association Insurance Fund, and to the statutes and regulations administered by the Illinois Office of Banks and Real Estate and the FDIC governing such matters as capital standards, mergers, establishment of branch offices, subsidiary investments and activities and general investment authority. Clover Leaf Bank is required to file reports with the Illinois Office of Banks and Real Estate and the FDIC concerning its activities and financial condition, and will be required to obtain regulatory approvals prior to entering into certain transactions, including mergers with, or acquisitions of, other financial institutions.

         The Illinois Office of Banks and Real Estate and the FDIC have extensive enforcement authority over Illinois-chartered savings banks, such as Clover Leaf Bank. This enforcement authority includes, among other things, the ability to issue cease-and-desist or removal orders, to assess civil money penalties and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe and unsound practices.

         Following a conversion to an Illinois-chartered commercial bank, Clover Leaf Bank would remain subject to regulation and supervision by the Illinois Office of Banks and Real Estate and the Federal Deposit Insurance Corporation. In the event Clover Leaf Bank converts to a national bank, it would be subject to substantially similar regulation and supervision by the Office of the Comptroller of the Currency. We have discussed herein certain laws and regulations that would be applicable to Clover Leaf Bank following each type of charter conversion.

         The Illinois Office of Banks and Real Estate has established a schedule for the assessment of "supervisory fees" upon all Illinois savings banks to fund the operations of the Illinois Office of Banks and Real Estate. These supervisory fees are computed on the basis of each savings bank's total assets (including consolidated subsidiaries) and are payable at the end of each calendar quarter. A schedule of fees has also been established for certain filings made by Illinois savings banks with the Illinois Office of Banks and Real Estate. The Illinois Office of Banks and Real Estate also assesses fees for examinations conducted by its staff, based upon the number of hours spent by the staff performing the examination. During the year ended December 31, 2000, Clover Leaf Bank paid approximately $15,000 in supervisory fees and expenses.

         Memorandum of Understanding. On October 13, 2000, we entered into a Memorandum of Understanding, which is not a formal supervisory action, with the Illinois Office of Banks and Real Estate and the Federal Deposit Insurance Corporation. As part of this Memorandum of Understanding, we agreed to take specific actions, including:

     o collecting or charging off all assets classified as "Loss" assets, and making a provision for loan losses deemed adequate by the board of directors to reflect further losses in the loan portfolio;

     o    adopting a revised lending policy;

     o maintaining complete loan documentation, current financial information and realistic payment terms for all borrowers;

     o developing a three-year strategic business plan covering strategies and financial goals;

     o establishing and implementing new procedures for placing delinquent loans on nonaccrual status;

     o adopting and submitting to our regulatory authorities a plan for the collection of delinquent loans;

     o establishing a written growth plan and a written profit plan, including comprehensive budgets, periodic salary review, and sources of and projected uses of funds;

     o establishing board review of our allowance for loan losses prior to the submission of our financial reports to our regulatory authorities;

     o providing notice to our regulatory authorities before increasing our assets more than 5% in any three-month period;

     o preparing and submitting to our regulatory authorities on a quarterly basis a written growth plan;

     o correcting violations noted in our 2000 examination report and adopting procedures to assure future compliance with all applicable laws, rules and regulations;

     o submitting to our regulatory authorities progress reports regarding compliance with the Memorandum of Understanding; and

     o establishing an effective system of internal and external audit, and internal audit controls.

         As a result of the actions we took in response to the Memorandum of Understanding, the Federal Deposit Insurance Corporation and the Illinois Office of Banks and Real Estate terminated the Memorandum of Understanding on October 23, 2001. Accordingly, we are no longer subject to the Memorandum of Understanding.

         Supervisory Agreement. Clover Leaf Bank entered into a Supervisory Agreement with the Illinois Office of Banks and Real Estate relating to the preparation and timely filing of its audited financial statements. Under Section 9014 of the Illinois Savings Bank Act, we are required to file audited financial statements with the Illinois Office of Banks and Real Estate within 90 days of the end of our fiscal year. We failed to prepare and file audited financial statements with the Illinois Office of Banks and Real Estate relating to the year ended December 31, 2000 in a timely manner. As part of the Supervisory Agreement, we agreed to file the required audited financial statements by May 31, 2001, and we further agreed that we would take certain actions in connection with the engagement of auditors and the audit of our financial statements for the year ending December 31, 2001. In accordance with the Supervisory Agreement, we filed the audited financial statements for the year ended December 31, 2000 with the Illinois Office of Banks and Real Estate. Management intends to comply with the remaining provisions of the Supervisory Agreement relating to the preparation of future audited financial statements.

         Insurance  of  Deposit   Accounts.   The  Federal   Deposit   Insurance
Corporation has adopted a risk-based system for assessing deposit insurance premiums. The Federal Deposit Insurance Corporation assigns an institution to one of three capital categories based on the institution's financial information, as of the reporting period ending seven months before the assessment period, and one of three supervisory subcategories within each capital group. The three capital categories are well capitalized, adequately capitalized and undercapitalized. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the Federal Deposit Insurance Corporation by the institution's primary federal regulator and information which the Federal Deposit Insurance Corporation determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. The Federal Deposit Insurance Corporation is authorized to raise the assessment rates. The Federal Deposit Insurance Corporation has exercised this authority several times in the past and may raise insurance premiums in the future. If this type of action is taken by the Federal Deposit Insurance Corporation, it could have an adverse effect on the earnings of Clover Leaf Bank.

         Capital Requirements. The FDIC has capital adequacy regulations and policies regarding the capital adequacy of state-chartered banks that, like Clover Leaf Bank, are not members of the Federal Reserve System. The FDIC's capital regulations establish a minimum 3.0% Tier I leverage capital requirement for the most highly-rated state-chartered, non-member banks, with additional capital of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively will increase the minimum Tier I leverage ratio for such other banks to 4.0% to 5.0% or more. Under the FDIC's regulation, the highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, are considered strong banking organizations, rated composite 1 under the Uniform Financial Institutions Rating System. Leverage or core capital is defined as the sum of common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill, and certain purchased mortgage servicing rights and purchased credit and relationships.

         The FDIC also requires that savings banks meet a risk-based capital standard. Under the risk-based capital standard, total capital, which is defined as Tier I capital and supplementary (Tier 2 capital), must equal at least 8% of risk-weighted assets. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset.

         The components of Tier I capital are equivalent to those discussed above under the 3% leverage standard. The components of supplementary (Tier 2) capital include certain perpetual preferred stock, certain mandatory convertible securities, certain subordinated debt and intermediate preferred stock and general allowances for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital. At June 30, 2001, Clover Leaf Bank met each of its capital requirements.

         A bank which has less than the minimum leverage capital requirement must, within 60 days from the date it fails to comply with this requirement, submit to its FDIC regional director for review and approval a reasonable plan describing the means and timing by which the bank will achieve its minimum leverage capital requirement. A bank that fails to file such a plan with the FDIC is deemed to be operating in an unsafe and unsound manner and may be subject to a cease-and-desist order from the FDIC. FDIC regulations also provide that any insured depository institution with a ratio of Tier I capital to total assets that is less than 2.0% is deemed to be operating in an unsafe or unsound condition and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios if it has entered into and is in compliance with a written agreement with the FDIC to increase its Tier I leverage capital ratio and to take such other action as may be necessary to operate in a safe and sound manner. The FDIC capital regulation also provides, among other things, for the issuance by the FDIC of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital to restore its capital to the minimum leverage capital requirement within a specified time period. Such directive is enforceable in the same manner as a final cease-and-desist order.

         At June 30, 2001, Clover Leaf Bank exceeded all of its regulatory capital requirements, with leverage, Tier 1 risk-based and total risk-based capital ratios of 7.21%, 7.21% and 13.33%, respectively. For a discussion of Clover Leaf Bank's compliance with the above-described capital requirements as of June 30, 2001, please refer to "Historical and Pro Forma Regulatory Capital Compliance."

         Any savings bank that fails any of the capital requirements is subject to possible enforcement actions by the FDIC. These actions could include a capital directive, a cease and desist order, civil money penalties, the establishment of restrictions on the institution's operations, termination of Federal deposit insurance and the appointment of a conservator or receiver.

         Under the Illinois Savings Bank Act, a savings bank, such as Clover Leaf Bank, must maintain minimum capital of 3% of total assets. The Illinois Office of Banks and Real Estate may establish higher minimums based upon a savings bank's history, management or earnings prospects.

         The Office of the Comptroller of the Currency subjects national banks to capital regulations that are identical to the FDIC regulations applicable to Illinois-chartered savings banks and commercial banks.

         Dividends. Under the Illinois Savings Bank Act, no dividends may be declared when total capital of a savings bank is less than that required by Illinois law. Stock dividends may be paid out of retained earnings at any time. Written approval of the Illinois Office of Banks and Real Estate is required where a savings bank has total capital of less than 6% of total assets and where the dividends to be declared in any year exceed 50% of the savings bank's net profits for the year. Illinois Office of Banks and Real Estate approval is required before dividends may be declared that exceed a savings bank's net profits in any year. Illinois-chartered commercial banks are subject to similar restrictions.

         At June 30, 2001, Clover Leaf Bank was deemed a well-capitalized institution for purposes of the above regulations and as such is not subject to the above mentioned restrictions.

         Under statutes and regulations that would be applicable to Clover Leaf Bank if it converted to a national bank, all dividends by a national bank must be paid out of current or retained net profits, after deducting reserves for losses and bad debts. The National Bank Act further restricts the payment of dividends out of net profits by prohibiting a national bank from declaring a dividend on its shares of common stock until the surplus fund equals the amount of capital stock or, if the surplus fund does not equal the amount of capital stock, until one-tenth of a bank's net profits for the preceding half year in the case of quarterly or semi-annual dividends, or the preceding two half-year periods in the case of annual dividends, are transferred to the surplus fund. In addition, the prior approval of the Office of the Comptroller of the Currency is required for the payment of a dividend if the total of all dividends declared by a national bank in any calendar year would exceed the total of its net profits for the year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock.

         The Office of the Comptroller of the Currency has the authority to prohibit the payment of dividends by a national bank when it determines the payment to be an unsafe and unsound banking practice. In addition, a national bank is prohibited by federal statute and regulations from making any capital distribution if, after giving effect to the distribution, the Bank would be classified as "undercapitalized" under the Office of the Comptroller of the Currency's regulations.

         Clover Leaf Bank would not be able to pay dividends on its capital stock if its capital were reduced below the remaining balance of the liquidation account established in connection with the conversion.

         Safety and Soundness Guidelines. The FDIC and the other federal banking agencies have established guidelines for safety and soundness, addressing operational and managerial standards, as well as compensation matters for insured financial institutions. Institutions failing to meet these standards are required to submit compliance plans to their appropriate federal regulators. The FDIC and the other agencies also have established guidelines regarding asset quality and earnings standards for insured institutions. Clover Leaf Bank believes that it is in compliance with these guidelines and standards.

         Community Reinvestment Act and Fair Lending Laws. Savings banks, such as Clover Leaf Bank, have a responsibility under the Community Reinvestment Act and related regulations of the FDIC to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act (together, the "Fair Lending Laws") prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities. Failure to comply with the Fair Lending Laws could result in enforcement actions by the FDIC, as well as the Department of Justice.

         Federal Home Loan Bank System. Clover Leaf Bank is a member of the Federal Home Loan Bank of Chicago, which is one of 12 regional Federal Home Loan Banks that administers the home financing credit function of savings institutions. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the Federal Home Loan Bank. At June 30, 2001, Clover Leaf Bank had $1.5 million of Federal Home Loan Bank advances. See the Notes to the Consolidated Financial Statements.

         As a member, Clover Leaf Bank is required to purchase and maintain stock in the Federal Home Loan Bank of Chicago in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans or similar obligations at the beginning of each year. At June 30, 2001, Clover Leaf Bank had $2.0 million in Federal Home Loan Bank stock, which was in compliance with this requirement.

         The Federal Home Loan Banks are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of Federal Home Loan Bank dividends paid in the past and could do so in the future. These contributions also could have an adverse effect on the value of Federal Home Loan Bank stock in the future. The average dividend yield on Clover Leaf Bank's Federal Home Loan Bank stock was 7.09% in 2000 and 6.77% in 1999.

         Federal Reserve System. The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. As of November 3, 1999, no reserves were required to be maintained on the first $5.0 million of transaction accounts, reserves of 3% were required to be maintained against the next $44.3 million of net transaction accounts, and a reserve of $1.3 million plus 10% against net transaction accounts above this amount. The above dollar amounts and percentages are subject to periodic adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or a noninterest-bearing account at a Federal Reserve Bank, the effect of this reserve requirement is to reduce an institution's earning assets and constrain its ability to lend.

                                    TAXATION
Federal Taxation

         For federal income tax purposes, Clover Leaf Financial and Clover Leaf Bank will file a consolidated federal income tax return on a calendar year basis using the accrual method of accounting.

         As a result of the enactment of the Small Business Job Protection Act of 1996, all savings banks and savings associations may convert to a commercial bank charter, diversify their lending, or be merged into a commercial bank without having to recapture any of their pre-1988 tax bad debt reserve accumulations. However, transactions that would require recapture of the pre-1988 tax bad debt reserve include redemption of Clover Leaf Bank's stock, payment of dividends or distributions in excess of earnings and profits, or failure by the institution to qualify as a bank for federal income tax purposes. At June 30, 2001, Clover Leaf Bank had a balance of approximately $1.1 million of pre-1988 bad debt reserves. A deferred tax liability has not been provided on this amount as management does not intend to make distributions, redeem stock or fail certain bank tests that would result in recapture of the reserve. See Note 8 of the Notes to Consolidated Financial Statements for a discussion of the recapture of post-1988 bad debt reserves.

         Deferred income taxes arise from the recognition of items of income and expense for tax purposes in years different from those in which they are recognized in the consolidated financial statements. Clover Leaf Financial will account for deferred income taxes by the asset and liability method, applying the enacted statutory rates in effect at the balance sheet date to differences between the book basis and the tax basis of assets and liabilities. The resulting deferred tax liabilities and assets will be adjusted to reflect changes in the tax laws.

         Clover Leaf Financial will be subject to the corporate alternative minimum tax to the extent it exceeds Clover Leaf Financial's regular income tax for the year. The alternative minimum tax will be imposed at the rate of 20% of a specially computed tax base. Included in this base are a number of preference items, including interest on certain tax-exempt bonds issued after August 7, 1986, and an "adjusted current earnings" computation which is similar to a tax earnings and profits computation. In addition, for purposes of the alternative minimum tax, the amount of alternative minimum taxable income that may be offset by net operating losses is limited to 90% of alternative minimum taxable income.

         Clover Leaf Bank's income tax returns have not been audited by the Internal Revenue Service for the past five years.

State Taxation

         Illinois State Taxation. Clover Leaf Financial will be, or, if a holding company structure is not utilized, Clover Leaf Bank is and will be required to file Illinois income tax returns and pay tax at an effective tax rate of 7.18% of Illinois taxable income. For these purposes, Illinois taxable income generally means federal taxable income subject to certain modifications, the primary one of which is the exclusion of interest income on United States obligations.

         Delaware Taxation. As a Delaware holding company not earning income in Delaware, Clover Leaf Financial is exempt from Delaware corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware.

                                   MANAGEMENT

Directors and Executive Officers of Clover Leaf Financial

         The Board of Directors of Clover Leaf Financial currently consists of eight members, each of whom is also a director of Clover Leaf Bank. See "--Directors and Executive Officers of Clover Leaf Bank." Each Director of
Clover Leaf Financial has served as such since Clover Leaf Financial's incorporation in September 2001. Directors of Clover Leaf Financial will serve three-year staggered terms. The terms of the current directors of Clover Leaf Financial are the same as their terms as directors of Clover Leaf Bank. See "--Directors and Executive Officers of Clover Leaf Bank."

         The following individuals hold the following positions as executive officers of Clover Leaf Financial:

     Name                            Position
     ----                            --------
Dennis M. Terry                   President and Chief Executive Officer
Lisa R. Fowler                    Senior Vice President
Darlene F. McDonald               Vice President, Treasurer and Secretary

         The executive officers of Clover Leaf Financial are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors.

         It is not anticipated that the executive officers of Clover Leaf Financial will receive any remuneration in this capacity as executive officers of the holding company. For information regarding compensation of directors and executive officers of Clover Leaf Bank, see "--Compensation of the Board of Directors of Clover Leaf Bank" and "--Executive Compensation."

Committees of Clover Leaf Financial

         Clover Leaf Financial formed standing Audit and Nominating Committees in connection with its organization in September 2001. Clover Leaf Financial was not incorporated in fiscal 2000 and therefore the committees did not meet during that fiscal year.

         The Audit Committee will review audit reports and related matters to ensure effective compliance with regulations and internal policies and procedures. This committee also will act on the recommendation by management of an accounting firm to perform Clover Leaf Financial's annual audit, and acts as a liaison between the auditors and the Board. The current members of this committee are Directors Malench, Schwartz and Niebur.

         The Nominating Committee will meet annually in order to nominate candidates for membership on the Board of Directors. This committee consists of the Board members who are not standing for election.

Directors and Executive Officers of Clover Leaf Bank

         Prior to the conversion, the direction and control of Clover Leaf Bank, as a mutual savings institution, had been vested in its Board of Directors. Upon conversion of Clover Leaf Bank to stock form, each of the directors of Clover Leaf Bank will continue to serve as a director of the converted bank. The Board of Directors of Clover Leaf Bank currently consists of eight directors. Following the conversion to stock form, the directors will be divided into three classes. One-third of the directors will be elected at each annual meeting of stockholders. If we utilize the holding company structure, Clover Leaf Financial will own all of the issued and outstanding shares of capital stock of the converted bank after the conversion, and directors of Clover Leaf Financial will elect the directors of Clover Leaf Bank. If we do not utilize the holding company structure, purchasers of Clover Leaf Bank's common stock will elect the directors of Clover Leaf Bank.

         The following table sets forth certain information regarding the directors and executive officers of Clover Leaf Bank and Clover Leaf Financial following the conversion:


                              Position(s) Held with                      Director         Director          Term
Name                          Clover Leaf Bank                            Age(1)           Since           Expires
----                          ----------------                            ------           -----           -------
Philip H. Weber               Chairman of the Board                         73             1970             2002
Robert W. Schwartz            Vice Chairman of the Board                    61             1972             2001
Dennis M. Terry               President, Chief Executive Officer and        54             2000             2003
                                 Director
Joseph J. Gugger              Director                                      51             2000             2003
Kenneth P. Highlander         Director                                      47             1996             2003
Henry L. Malench              Director                                      73             1967             2001
Gary D. Niebur                Director                                      45             1992             2002
Charles W. Schmidt            Director                                      74             1965             2002
Lisa R. Fowler                Senior Vice President                         35              N/A              N/A
Darlene F. McDonald           Vice President, Treasurer and Secretary       38              N/A              N/A

(1)    At June 30, 2001.

       The business experience of each director and executive officer is set forth below. All individuals have held their present position for at least the past five years, except as otherwise indicated.

         Philip H. Weber has served as Chairman of the Board of Directors of Clover Leaf Bank since 2001. Mr. Weber is retired as the owner/operator of Weber Funeral Home.

         Robert W. Schwartz has served as Vice Chairman of the Board of Directors of Clover Leaf Bank since 2000. Mr. Schwartz is the President of Schwartz Ventures, Inc., a communications company founded by Mr. Schwartz.

         Dennis M. Terry has served as President and Chief Executive Officer of Clover Leaf Bank since 2000. Prior to joining Clover Leaf Bank, Mr. Terry served as President of Mercantile Bank of Edwardsville. Mercantile Bank of Edwardsville had acquired Mr. Terry's previous employer, Mark Twain Bank of Edwardsville, in 1998, where Mr. Terry had served as President since 1988.

         Joseph J. Gugger has served as a partner of Fastechnology LLC, an engineering company, since 1999; a partner of CBC LLC, a real estate company, since 1999; and as the owner of Gugger Group, Inc., a manufacturing and investment company, since 1993.

         Kenneth P. Highlander is the President of Ready-Mix Service, Inc., a concrete manufacturer with plants in Hamel, Alton and Collinsville, Illinois. Mr. Highlander has been employed by Ready-Mix Services since 1992.

         Dr. Henry L. Malench is retired. Dr. Malench was previously a partner of Malench, Malench and Malench, a general medical practice.

         Gary D. Niebur has served as the mayor of Edwardsville, Illinois since 1993, and has served as the Executive Director of the Edwardsville YMCA since 1982.

         Charles W. Schmidt served as Chairman of the Board of Directors of Clover Leaf Bank from 1975 until 2001. Mr. Schmidt served as President and Chief Executive Officer of Clover Leaf Bank prior to his retirement in 1995.

         Lisa R. Fowler has served as Senior Vice President of Clover Leaf Bank since June 2000. Ms. Fowler was previously the Vice President of Commercial Lending at Mercantile Bank, where she had been employed since 1991.

         Darlene F. McDonald joined Clover Leaf Bank in October 2000, and serves as Vice President, Treasurer and Secretary. Previously, Ms. McDonald served as a Controller of the Real Estate Division of Bank of America, which had acquired her previous employer, NationsBank, in 1999. NationsBank had acquired her previous employer, Boatmens Bank, in 1997, where Ms. McDonald had been employed since 1989.

Meetings of the Board of Directors of Clover Leaf Bank

         The Board of Directors met 12 times during the year ended December 31, 2000. During 2000, no director of Clover Leaf Bank attended fewer than 75% of the aggregate of the total number of meetings of the Board of Directors and committees thereof.

Compensation of the Board of Directors of Clover Leaf Bank

         Fees. Directors were paid a monthly fee of $800 for the year ended December 31, 2000. Members of the loan committee receive $100 per meeting attended; members of the audit committee receive $200 per meeting attended; and members of the executive committee receive $100 per meeting attended. For a discussion of additional benefits that may be received by directors following the conversion, see "--Benefit Plans--Stock Option Plan" and "--Recognition and Retention Plan."

         Amended and Restated Directors' Emeritus Plan. Clover Leaf Bank maintains a directors' emeritus plan to compensate former members of the Board of Directors who have attained age 75, have a minimum of 20 years of service as directors, and perform emeritus services for Clover Leaf Bank. A director emeritus is entitled to receive an annual fee equal to his annual director's fee as of the date of retirement for a maximum of five years, provided he continues to perform emeritus services for Clover Leaf Bank. A director emeritus must retire at age 80, at which time no further fees will be paid by Clover Leaf Bank. The Board of Directors may, in its discretion, appoint a retired director emeritus as a consultant for a maximum of one year after termination as a director emeritus.

         Director's Deferred Compensation Agreements. We have entered into non-qualified deferred compensation agreements with certain of our non-employee directors under which a non-employee director can elect to defer all or a portion of his fees earned in his capacity as a director. The amounts deferred will earn interest at a rate equal to that paid on our one-year certificate of deposit. In the event of a director's termination of service, the director's account will be paid to him in a lump sum or equal installments over a period not exceeding 5 years, in the sole discretion of Clover Leaf Bank. In the event of a director's death, amounts under the agreement will be paid to his beneficiary or his estate.

         The deferred compensation agreements, in the aggregate, constitute an unfunded plan for tax purposes and for purposes of the Employee Retirement Income Security Act ("ERISA"). All obligations arising under the non-qualified plan are payable from the general assets of Clover Leaf Bank. As of November 1, 2001, Directors Henry L. Malench, Robert W. Schwartz, and Joseph J. Gugger had account balances of $66,710, $208,662 and $15,705, respectively, under their deferred compensation agreements.

Executive Compensation

         The following table sets forth information concerning the compensation paid or granted to Clover Leaf Bank's Chief Executive Officer. No other executive officer of Clover Leaf Bank had aggregate annual compensation in excess of $100,000 in fiscal 2000.

                                                            Annual Compensation(1)
                                                -----------------------------------------------
                                                                                   Other
                                   Fiscal                                          Annual           All Other
 Name and Principal Position       Year(1)         Salary          Bonus        Compensation     Compensation(3)
------------------------------- --------------  -------------  -------------- -----------------  ----------------
Dennis M. Terry, President
and Chief Executive Officer         2000          $120,000        $10,000        $9,600(2)             --


----------------------
(1) Summary compensation information is excluded for the years ended December 31, 1999 and 1998, as Clover Leaf Bank was not a public company during these periods.
(2)  Consists of director's fees.
(3) Does not include the aggregate amount of other personal benefits, which did not exceed 10% of the total salary and bonus reported.

Benefit Plans

         General. Clover Leaf Bank currently provides health care benefits, including medical, disability and group life insurance, subject to certain deductibles and copayments, for its full time employees.

         Defined Benefit Pension Plan. Clover Leaf Bank maintains the Financial Institutions Retirement Fund, which is a qualified, tax-exempt defined benefit plan ("Retirement Plan"). All employees age 21 or older who have worked at Clover Leaf Bank for a period of one year in which they have 1,000 or more hours of service are eligible for membership in the Retirement Plan. Employees who are compensated on an hourly basis, however, are not eligible to participate in the Retirement Plan. Once eligible, an employee must have been credited with 1,000 or more hours of service with Clover Leaf Bank during the year in order to accrue benefits under the Retirement Plan. Clover Leaf Bank annually contributes an amount to the Retirement Plan necessary to satisfy the actuarially determined minimum funding requirements in accordance with ERISA.

         The regular type of all retirement benefits (i.e., normal, early or disability) provides a retirement allowance plus a retirement death benefit. The regular retirement allowance is payable in monthly installments for life. For a married participant, the normal retirement allowance would be paid as a joint and survivor annuity where, upon the participant's death, the participant's spouse is entitled to receive a benefit equal to 50% of that paid during the participant's lifetime. Other optional types of retirement allowance may be selected instead of the normal form. These optional types include various annuity forms.

         The regular retirement allowance payable at or after age 65, is an amount equal to 2% multiplied by an employee's years of benefit service times average compensation paid in the three consecutive years providing the highest average. A reduced benefit is payable upon retirement at age 55 at or after completion of five years of service. A member is fully vested in his account upon completion of 5 or more years of employment or upon attaining normal retirement age.

         If a participant dies while in active service, his beneficiary would receive a lump sum death benefit equal to the participant's last 12 months' salary, plus 10% of such salary for each year of benefit service, up to 300% of salary for 20 or more years, plus refund of his contributions, if any, with interest. Death benefits may be paid in installments over a period of up to 10 years or a lifetime annuity. In the event the participant dies after he retires, his beneficiary would receive a lump sum retirement death benefit equal to 12 times the annual retirement allowance, less the sum of such allowance payments made before death.

         The following table indicates the annual retirement allowance that would be payable under the Retirement Plan upon retirement at age 65 in calendar year 2001, expressed in the form of a single life annuity for the average salary and benefit service classifications specified below.


 Highest Three-Year     Years of Service and Benefit Payable at Retirement
      Average         ------------------------------------------------------
   Compensation           15             20            25             30
   ------------       -----------   -----------    -----------    ----------

   $    50,000         $  15,000     $   20,000    $  25,000      $   30,000
   $    75,000         $  22,500     $   30,000    $  37,500      $   45,000
   $   100,000         $  30,000     $   40,000    $  50,000      $   60,000
   $   125,000         $  37,500     $   50,000    $  62,500      $   75,000
   $   150,000         $  45,000     $   60,000    $  75,000      $   90,000
   $   170,000         $  51,000     $   68,000    $  85,000      $  102,000

         Employee Stock Ownership Plan and Trust. Clover Leaf Bank intends to implement an employee stock ownership plan in connection with the conversion. Employees with at least one year of employment with Clover Leaf Bank and who have attained age 18 are eligible to participate. As part of the conversion, the employee stock ownership plan intends to borrow funds from Clover Leaf Financial and use those funds to purchase a number of shares equal to up to 8% of the common stock to be issued in the conversion. In the event that we decide not to utilize the holding company structure as part of the conversion, Clover Leaf Bank would be required to obtain a third-party loan to fund the purchase of shares by the employee stock ownership plan. Collateral for the loan will be the common stock purchased by the employee stock ownership plan. The loan will be repaid principally from Clover Leaf Bank's discretionary contributions to the employee stock ownership plan over a period of up to 10 years, provided that the loan documents will permit repayment over a shorter period, without penalty for prepayments. It is anticipated that the interest rate for the loan will be a floating rate equal to the prime rate. Shares purchased by the employee stock ownership plan will be held in a suspense account for allocation among participants as the loan is repaid.

         Contributions to the employee stock ownership plan and shares released from the suspense account in an amount proportional to the repayment of the employee stock ownership plan loan will be allocated among employee stock ownership plan participants on the basis of compensation in the year of allocation. A participant who terminates employment for reasons other than death, retirement, or disability prior to seven years of credited service under the employee stock ownership plan will be vested at 20% per year, starting upon completion of three years of service, with full vesting upon the completion of seven years of service. Nonvested benefits will become fully vested upon a participant's death or disability or termination of the plan. Vested benefits will be payable in the form of common stock and/or cash. Clover Leaf Bank's contributions to the employee stock ownership plan are discretionary, subject to the loan terms and tax law limits; therefore, benefits payable under the employee stock ownership plan cannot be estimated. Pursuant to SOP 93-6, Clover Leaf Bank is required to record compensation expense in an amount equal to the fair market value of the shares released from the suspense account. In the event of a change in control (as defined in the plan), the employee stock ownership plan will terminate.

         Clover Leaf Bank will establish a committee of nonemployee directors to administer the employee stock ownership plan. Clover Leaf Bank will appoint an independent financial institution or its outside directors to serve as trustee of the employee stock ownership plan. The employee stock ownership plan trustee, subject to its fiduciary duty, must vote all allocated shares held in the employee stock ownership plan in accordance with the instructions of participating employees. Under the employee stock ownership plan, nondirected shares and shares held in the suspense account will be voted in a manner calculated to most accurately reflect the instructions it has received from participants regarding the allocated stock, so long as the vote is in accordance with the provisions of ERISA.

         Stock Option Plan. We expect to adopt a stock option plan for directors, officers and employees of Clover Leaf Bank (and Clover Leaf Financial, if we utilize the holding company structure as part of the conversion) after the conversion, subject to any stockholder and regulatory approvals that may be required. Applicable regulations prohibit us from implementing this plan until six months after the conversion and, if implemented within the first 12 months after the conversion, require the approval of a majority of the outstanding shares of our common stock.

         We expect that the stock option plan would authorize a committee of non-employee directors or the full board of Clover Leaf Financial (or Clover Leaf Bank if we do not utilize the holding company structure) to grant options to purchase up to 10% of the shares issued in the stock offering over a period of 10 years. The committee would decide which directors, officers and employees would receive options and what the terms of those options will be. Awards under the stock option plan would be made at no cost to the recipient. Generally, no stock option would permit its recipient to purchase shares at a price that is less than the fair market value of a share on the date the option is granted, and no option would have a term that is longer than 10 years. If we implement a stock option plan before the first anniversary of the conversion, current regulations would require that we:

     o Limit the total number of stock options to non-employee directors to 30% of the options authorized for the plan.

     o Limit the number of stock options to any one non-employee director to 5% of the options authorized for the plan and the number of stock options to any officer or employee to 25% of the options that are authorized for the plan.

     o Not permit the options to become vested at a more rapid rate than 20% per year beginning on the first anniversary of stockholder approval of the plan.

     o Not permit accelerated vesting for any reason other than death or disability.

         We may obtain the shares needed to satisfy option exercises by issuing additional shares or through stock repurchases. Stock repurchases may be subject to regulatory restrictions and, if we do not utilize a holding company structure, may also have detrimental tax implications.

         Recognition and Retention Plan. We expect to implement a recognition and retention plan for the directors, officers and employees of Clover Leaf Bank (and Clover Leaf Financial, if we utilize the holding company structure as part of the conversion) after the conversion, subject to any stockholder and regulatory approvals that may be required. Applicable regulations prohibit us from implementing this plan until six months after the conversion and, if implemented within the first twelve months after the conversion, require the approval of a majority of the outstanding shares of our common stock.

         In the event the recognition and retention plan is implemented within 12 months after the conversion, we expect that the plan would authorize a committee of non-employee directors or the full board of Clover Leaf Financial (or Clover Leaf Bank if we do not utilize the holding company structure) to make restricted stock awards of up to 4% of the shares issued in the stock offering. The committee would decide which directors, officers and employees would receive restricted stock and what the terms of those awards would be. Awards under the recognition and retention plan would be made at no cost to the recipients. We may obtain the shares needed for this plan by issuing additional shares or through stock repurchases. Stock repurchases may be subject to regulatory restrictions and, if we do not utilize a holding company structure, may also have detrimental tax implications. If we implement a recognition and retention plan before the first anniversary of the conversion, current regulations would require that we:

     o Limit the total number of shares that are awarded to non-employee directors to 30% of the shares authorized for the plan.

     o Limit the number of shares that are awarded to any one non-employee director to 5% of the shares authorized for the plan and the number of shares that are awarded to any officer or employee to 25% of the shares that are authorized for the plan.

     o Not permit the awards to become vested at a more rapid rate than 20% per year beginning on the first anniversary of stockholder approval of the plan.

     o Not permit accelerated vesting for any reason other than death or disability.

         We have committed to the Federal Deposit Insurance Corporation that if we implement the recognition and retention plan within one year following the completion of the conversion, and if our Tier 1 capital ratio is less than 10% following the conversion, the number of shares we will reserve for grant under the recognition and retention plan will not exceed 3% of the total amount of shares we issue in the offering, and the number of shares purchased by our tax-qualified stock benefit plans, when combined with the number of shares reserved for grant under the recognition and retention plan, will not exceed 10% of the total amount of shares we issue in the offering. We have also committed to the Federal Deposit Insurance Corporation that the recognition and retention plan will comply with Office of Thrift Supervision regulations regarding non-tax qualified stock benefit plans, as applied by the Federal Deposit Insurance Corporation, if we implement the stock option plan within one year following the completion of the conversion.

         Restricted stock awards under this plan may feature employment restrictions that require continued employment for a period of time for the award to be vested. Awards are not vested unless the specified employment restrictions are met. However, pending vesting, the award recipient may have voting and dividend rights. When an award becomes vested, the recipient must include the current fair market value of the vested shares in his income for federal income tax purposes. Clover Leaf Bank and Clover Leaf Financial would be allowed a federal income tax deduction in the same amount. Clover Leaf Bank and Clover Leaf Financial would have to recognize a compensation expense for accounting purposes ratably over the vesting period.

         Officer's Deferred Bonus Compensation Agreement. We entered into a non-qualified deferred compensation agreement with our former President and Chief Executive Officer Charles W. Schmidt, a current Director, under which Mr. Schmidt could elect to defer all or a portion of any bonuses he earned while President and Chief Executive Officer. The amounts deferred earn interest at a rate equal to that paid on our one-year certificate of deposit. The agreement provides that upon Mr. Schmidt's termination of employment, his account will be paid to him in a lump sum or equal installments over a period not exceeding five years, in the discretion of the officer. In the event of Mr. Schmidt's death, amounts under the agreement will be paid to his beneficiary or his estate.

         Mr. Schmidt's deferred bonus compensation agreement constitutes an unfunded plan for tax purposes and for purposes of ERISA. All obligations arising under the deferred bonus compensation agreement are payable from the general assets of Clover Leaf Bank. As of November 1, 2001, Mr. Schmidt had an account balance of $126,778.

Transactions with Certain Related Persons

         In the ordinary course of business, Clover Leaf Bank makes loans available to its directors, officers and employees. These loans are made in the ordinary course of business on the same terms, including interest rates and collateral, as comparable loans to other borrowers. Loans made to directors or officers, including any modification to such loans, must be approved by a majority of disinterested members of the board of directors. Management believes that these loans neither involve more than the normal risk of collectibility nor present other unfavorable features.

         At June 30, 2001, Clover Leaf Bank had outstanding loans to officers and directors totaling $1.1 million. The largest commercial line of credit available to any director or officer as of that date was a commercial line of credit to director Joseph J. Gugger that was secured by securities maintained in a brokerage account. Under the terms of this loan, the interest rate paid by Mr. Gugger adjusts at 60 basis points below the prime interest rate. The loan is for a one-year term, and expires in May 2002. At the time this loan was originated, Clover Leaf Bank offered loans to unaffiliated borrowers at interest rates that adjust at up to 100 basis points below the prime interest rate. Management of Clover Leaf Bank was aware of one other financial institution in Edwardsville, Illinois that offered loans at rates that were comparable to the rate of 100 basis points below the prime interest rate, as provided to unaffiliated borrowers. Following the expiration of Mr. Gugger's loan, a renewal or extension of Mr. Gugger's loan, if any, will be made at the then-prevailing market interest rates for similarly qualified borrowers.

                                 THE CONVERSION

         The Board of Directors of Clover Leaf Bank and the Illinois Office of Banks and Real Estate have approved the plan of conversion, subject to approval by the members of Clover Leaf Bank entitled to vote on the matter and the satisfaction of certain other conditions. Approval by the Illinois Office of Banks and Real Estate, however, is not a recommendation or endorsement of the plan. Certain terms used in the following summary are defined in the plan of conversion, a copy of which may be obtained by contacting Clover Leaf Bank.

General

         On June 26, 2001 the Board of Directors unanimously adopted the plan of conversion. Pursuant to the plan, Clover Leaf Bank will convert from an Illinois-chartered mutual savings bank to an Illinois-chartered stock savings bank. The plan also provides for the concurrent formation of a holding company, but the Board of Directors may determine not to utilize the holding company structure as part of the conversion. The Illinois Office of Banks and Real Estate has approved the plan, subject to its approval by the affirmative vote of not less than a majority of the total number of votes eligible to be cast by members of Clover Leaf Bank at a special meeting called for that purpose to be held on December 18, 2001. In addition, the Federal Deposit Insurance Corporation has issued its conditional non-objection to the plan of the conversion. As of the date of this prospectus, the Federal Reserve has not approved Clover Leaf Financial's application to become a bank holding company and to acquire all of the common stock of Clover Leaf Bank.

         The plan of conversion provides generally that Clover Leaf Bank will convert from an Illinois-chartered mutual savings bank to an Illinois-chartered stock savings bank. The common stock will be offered in the subscription offering to persons having subscription rights. If necessary, shares of common stock not subscribed for in the subscription offering will be offered in a community offering to certain members of the general public, with preference given to natural persons and trusts of natural persons residing in Madison County, Illinois, and then to certain members of the general public in a syndicated community offering through a syndicate of registered broker-dealers under selected dealers agreements. If the holding company structure is utilized, Clover Leaf Financial will purchase all of the capital stock of Clover Leaf Bank to be issued in the conversion. The conversion will be completed only upon the sale of at least $4,250,000 of common stock to be issued under the plan of conversion.

         As part of the conversion, we are making a subscription offering of our common stock to holders of subscription rights in the following order of priority. First, depositors of Clover Leaf Bank with $50.00 or more on deposit as of the close of business on May 31, 2000. Second, our employee stock ownership plan. Third, depositors of Clover Leaf Bank with $50.00 or more on deposit as of the close of business on September 30, 2001. Fourth, other depositors of Clover Leaf Bank as of the close of business on November 9, 2001, the voting record date for the special meeting of members.

         Shares of common stock not subscribed for in the subscription offering may be offered for sale in the community offering. The community offering, if one is held, is expected to begin immediately after the expiration of the subscription offering, but may begin at any time during the subscription offering. Shares of common stock not sold in the subscription and community offerings may be offered in the syndicated community offering. Regulations require that the community and syndicated community offerings be completed within 45 days after completion of the fully extended subscription offering unless extended by us with the approval of the regulatory authorities. If the syndicated community offering is determined not to be feasible, our Board of Directors will consult with the regulatory authorities to determine an appropriate alternative method for selling the unsubscribed shares of common stock.

         No sales of common stock may be completed, either in the subscription offering, direct community offering or syndicated community offering, unless the plan of conversion is approved by the members of Clover Leaf Bank.

         The completion of the offering, however, will also depend on market conditions and other factors beyond our control. No assurance can be given as to the length of time after approval of the plan of conversion at the special meeting that will be required to complete the community or syndicated community offerings or other sale of the common stock.

         Orders for shares of common stock will not be filled until at least 425,000 shares of common stock have been subscribed for or sold and the Illinois Office of Banks and Real Estate and the Federal Deposit Insurance Corporation approve the final valuation and the conversion closes. If the conversion is not completed within 45 days after the expiration date of the subscription offering and the Illinois Office of Banks and Real Estate and Federal Deposit Insurance Corporation consent to an extension of time to complete the conversion, subscribers will be given the right to maintain, modify or rescind their subscriptions. Unless an affirmative indication is received from subscribers that they wish to continue to subscribe for shares, the funds will be returned promptly, together with accrued interest at Clover Leaf Bank's passbook rate from the date payment is received until the funds are returned to the subscriber. If the period is not extended, or, in any event, if the conversion is not completed, all withdrawal authorizations will be terminated and all funds held will be promptly returned together with accrued interest at Clover Leaf Bank's passbook rate from the date payment is received until the conversion is terminated.

Purposes of Conversion

         Our Board of Directors and management believe that the conversion is in the best interests of Clover Leaf Bank, our members and the communities we serve. We have formed Clover Leaf Financial to serve as a holding company, with Clover Leaf Bank as its subsidiary. By converting to the stock form of organization, Clover Leaf Financial and Clover Leaf Bank will be structured in the form used by commercial banks, most business entities and by a growing number of savings institutions. We believe that the conversion offers a number of advantages that will be important to the future growth and performance of Clover Leaf Bank. The capital raised in the conversion is intended to support Clover Leaf Bank's current lending and investment activities and may also support possible future expansion and diversification of operations, although there are no current specific plans, arrangements or understandings, written or oral, regarding any expansion or diversification. The conversion is also expected to afford our management, members and others the opportunity to become stockholders of Clover Leaf Financial and to participate more directly in, and contribute to, any future growth of Clover Leaf Financial and Clover Leaf Bank. The conversion will also enable us to raise additional capital in the public equity or debt markets should the need arise, although there are no current specific plans, arrangements or understandings, written or oral, regarding any financing activities.

Effects of Conversion to Stock Form on Depositors and Borrowers of Clover Leaf Bank

         Voting Rights. Upon conversion, deposit account holders will not have voting rights in Clover Leaf Bank or Clover Leaf Financial and, therefore, will not be able to elect directors of either entity or to control their affairs. Voting rights are currently accorded to deposit account holders of Clover Leaf Bank. After the conversion is completed, and assuming the utilization of the holding company structure, voting rights will be vested exclusively in Clover Leaf Financial as the sole stockholder of Clover Leaf Bank. Voting rights as to Clover Leaf Financial will be held exclusively by its stockholders. Each purchaser of Clover Leaf Financial common stock will be entitled to vote on any matters to be considered by Clover Leaf Financial stockholders. In the event that we do not utilize the holding company structure, each purchaser of Clover Leaf Bank common stock will be entitled to vote on any matters to be considered by Clover Leaf Bank stockholders. A stockholder will be entitled to one vote for each share of common stock owned, subject to certain limitations applicable to holders of 10% or more of the shares of the common stock. See "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions." Clover Leaf Financial (or Clover Leaf Bank, if the holding company structure is not utilized) intends to supply each stockholder with annual reports and proxy statements.

         Deposit Accounts and Loans. The terms of Clover Leaf Bank's deposit accounts, the balances of the individual accounts and the existing Federal Deposit Insurance Corporation insurance coverage will not be affected by the

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conversion.  Furthermore,  the conversion will not affect the loan accounts, the balances of these accounts, or the obligations of the borrowers under their individual contractual arrangements with Clover Leaf Bank.

         Tax Effects. We have received an opinion from Luse Lehman Gorman Pomerenk & Schick, P.C. with regard to federal income taxation, and an opinion from RSM McGladrey, Inc. with regard to Illinois taxation, to the effect that the adoption and implementation of the plan of conversion will not be taxable for federal or Illinois tax purposes to Clover Leaf Bank or Clover Leaf Financial. See "--Income Tax Consequences."

         Effect on Liquidation Rights. In the event of a complete liquidation of Clover Leaf Bank, each holder of a deposit account in Clover Leaf Bank would receive his pro rata share of any assets of Clover Leaf Bank remaining after payment of claims of all creditors, including the claims of all depositors, in the amount of the withdrawal value of the account. Each depositor's pro rata share of the remaining assets would be in the same proportion as the balance in his or her deposit account to the aggregate balance in all deposit accounts in Clover Leaf Bank at the time of liquidation.

         After the conversion, each deposit account holder, in the event of a complete liquidation, would have a claim of the same general priority as the claims of all other general creditors of Clover Leaf Bank. Except as described below, the deposit account holder's claim would be solely in the amount of the balance in his or her deposit account plus accrued interest, and the holder would have no interest in the value of Clover Leaf Bank above that amount.

         The plan of conversion provides that there shall be established, upon the completion of the conversion, a special "liquidation account" for the benefit of eligible account holders and supplemental eligible account holders in an amount equal to the net worth of Clover Leaf Bank as of the date of its latest consolidated statement of financial condition contained in the final prospectus relating to the conversion. Each eligible account holder and supplemental eligible account holder would have an initial interest in the liquidation account for each qualifying deposit account held in Clover Leaf Bank on the qualifying date. An eligible account holder's or supplemental eligible account holder's interest as to each deposit account would be in the same proportion as the balance in his or her account on the applicable eligibility date was to the aggregate balance in all qualifying deposit accounts on that date. For accounts in existence on both dates, separate subaccounts shall be determined on the basis of the qualifying deposits in the accounts on the record dates. However, if an eligible account holder or supplemental eligible account holder should reduce the amount in the qualifying deposit account on any annual closing date of Clover Leaf Bank to a level less than the lowest amount in the account on the applicable eligibility date, and on any subsequent closing date, then the account holder's interest in this special liquidation account would be reduced by an amount proportionate to any such reduction, and the account holder's interest would cease to exist if the qualifying deposit account were closed.

         The interest in the special liquidation account would never be increased despite any increase in the balance of the account holders' related accounts after the conversion. The liquidation account is an off-balance sheet memorandum account and will not be reflected on Clover Leaf Bank's or Clover Leaf Financial's financial statements following the conversion.

         Any assets remaining after the above liquidation rights of eligible account holders and supplemental eligible account holders were satisfied would be distributed to Clover Leaf Financial as the sole stockholder of Clover Leaf Bank, or purchasers of Clover Leaf Bank's common stock if we do not utilize the holding company structure.

         No merger, consolidation, purchase of bulk assets with assumption of deposit accounts and other liabilities, or similar transaction, whether Clover Leaf Bank, or another federally insured institution is the surviving institution, is deemed to be a complete liquidation for purposes of distribution of the liquidation account. In any such transaction, the liquidation account would be assumed by the surviving institution.

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         Common Stock. For information as to the  characteristics  of the common stock to be issued under the plan of conversion, see "Dividend Policy" and "Description of Capital Stock." Common stock issued under the plan of conversion cannot, and will not, be insured by the Federal Deposit Insurance Corporation or any other government agency.

Offering of Common Stock

         Under the plan of conversion, up to 575,000 shares of common stock will be offered for sale, subject to certain restrictions described below, through a subscription and community offering.

         Subscription Offering. The subscription offering will expire at 12:00 noon, central time, on December 12, 2001, unless otherwise extended by Clover Leaf Bank and Clover Leaf Financial. Regulations of the Illinois Office of Banks and Real Estate and the Federal Deposit Insurance Corporation require that all shares to be offered in the conversion be sold within a period ending not more than 45 days after the expiration date of the subscription offering or a longer period as may be approved by the Illinois Office of Banks and Real Estate and the Federal Deposit Insurance Corporation or, despite approval of the plan of conversion by members, the conversion will not be effected. This period expires on January 28, 2002, unless extended with regulatory approval. If the conversion is not completed by January 28, 2002, all subscribers will have the right to modify or rescind their subscriptions and to have their subscription funds returned promptly with interest. In the event of an extension of this type, all subscribers will be notified in writing of the time period within which subscribers must notify Clover Leaf Bank of their intention to maintain, modify or rescind their subscriptions. If the subscriber rescinds or does not respond in any manner to Clover Leaf Bank's notice, the funds submitted will be refunded to the subscriber with interest at Clover Leaf Bank's current passbook savings rate, and/or the subscriber's withdrawal authorizations will be terminated. In the event that the conversion is not effected, all funds submitted and not previously refunded pursuant to the subscription and community offering will be promptly refunded to subscribers with interest at Clover Leaf Bank's current passbook savings rate, and all withdrawal authorizations will be terminated.

         Subscription Rights. Under the plan of conversion, nontransferable subscription rights to purchase the common stock have been issued to persons and entities entitled to purchase the common stock in the subscription offering. The amount of the common stock which these parties may purchase will depend on the availability of the common stock for purchase under the categories described in the plan of conversion. Subscription priorities have been established for the allocation of stock to the extent that the common stock is available. These priorities are as follows:

         Category 1: Eligible Account Holders. Subject to the maximum purchase limitations, each depositor with $50.00 or more on deposit at Clover Leaf Bank as of the close of business on May 31, 2000 will receive nontransferable subscription rights to subscribe for up to the greater of the following:

     (i)  $150,000 of common stock;

     (ii) one-tenth of one percent of the total offering of common stock; or

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


     (iii)15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be issued by a fraction, the numerator of which is the amount of qualifying deposit of the eligible account holder and the denominator is the total amount of qualifying deposits of all eligible account holders.

         If the exercise of subscription rights in this category results in an oversubscription, shares of common stock will be allocated among subscribing eligible account holders so as to permit each one, to the extent possible, to purchase a number of shares sufficient to make the person's total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. Thereafter, unallocated shares will be allocated among the remaining subscribing eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all remaining eligible account holders whose subscriptions remain unfilled; however, no fractional shares shall be issued. If the amount so allocated exceeds the amount subscribed for by any one or more eligible account holders, the excess shall be reallocated, one or more times as necessary, among those eligible account holders whose subscriptions are still not fully satisfied on the same principle until all available shares have been allocated or all subscriptions satisfied. Subscription rights received by officers and directors in this category based on their increased deposits in Clover Leaf Bank in the one-year period preceding May 31, 2000 are subordinated to the subscription rights of other eligible account holders. In addition, in the event of an oversubscription in this category, directors of Clover Leaf Bank shall only be allowed to purchase, through their subscription rights as eligible account holders, 20% of the common stock sold in the conversion.

         Category 2: Tax-Qualified Employee Plans. The plan of conversion provides that our tax-qualified employee plans, such as our employee stock ownership plan, shall receive nontransferable subscription rights to purchase up to 10% of the shares of common stock issued in the conversion. Our employee stock ownership plan intends to purchase 8% of the shares of common stock issued in the conversion. If the plan's subscription is not filled in its entirety, the employee stock ownership plan may purchase shares in the open market or may purchase shares directly from the holding company.

         Category 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by eligible account holders and our employee stock ownership plan, and subject to the maximum purchase limitations, each depositor with $50.00 or more on deposit as of the close of business on September 30, 2001 will receive nontransferable subscription rights to subscribe for up to the greater of the following:

     (i)  $150,000 of common stock;

     (ii) one-tenth of one percent of the total offering of common stock; or

     (iii)15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be issued by a fraction, the numerator of which is the amount of qualifying deposits of the supplemental eligible account holder and the denominator is the total amount of qualifying deposits of all supplemental eligible account holders.

         If the exercise of subscription rights in this category results in an oversubscription, shares of common stock will be allocated among subscribing supplemental eligible account holders so as to permit each supplemental eligible account holder, to the extent possible, to purchase a number of shares sufficient to make his or her total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. Thereafter, unallocated shares will be allocated among subscribing supplemental eligible account holders proportionately, based on the amount of their respective qualifying deposits as compared to total qualifying deposits of all subscribing supplemental eligible account holders.

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


         Category 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by eligible account holders, our employee stock ownership plan and supplemental eligible account holders, and subject to the maximum purchase limitations, each depositor of Clover Leaf Bank as of the close of business on November 9, 2001 will receive nontransferable subscription rights to purchase up to the greater of:

     (i)  $150,000 of common stock or

     (ii) one-tenth of one percent of the total offering of common stock.

         If there is an oversubscription in this category, the available shares will be allocated proportionately based on the total number of votes of each other member compared to the total number of votes of all subscribing other members.

         We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for shares pursuant to the plan of conversion reside. However, no shares will be offered or sold under the plan of conversion to any person who resides in a foreign country or resides in a state of the United States in which a small number of persons otherwise eligible to subscribe for shares under the plan of conversion reside or as to which we determine that compliance with the securities laws of the state would be impracticable for reasons of cost or otherwise, including, but not limited to, a requirement that we or any of our officers, directors or employees register, under the securities laws of the state, as a broker, dealer, salesman or agent. No payments will be made in lieu of the granting of subscription rights to any person.

         Community Offering. Any shares of common stock which remain unsubscribed for in the subscription offering will be offered in a community offering to members of the general public to whom we deliver a copy of this prospectus and a stock order form, with preference given to natural persons residing in Madison County, Illinois. Subject to the maximum purchase limitations, these persons, together with associates of and persons acting in concert with these persons, may purchase up to $150,000 of common stock. The community offering, if any, may be concurrent with, during or promptly after the subscription offering, and may terminate at any time without notice, but may not terminate later than January 28, 2002, unless extended with regulatory approval. Subject to any required regulatory approvals, we will determine the advisability of a community offering, the commencement and termination dates of any community offering, and the methods of finding potential purchasers in such offering, in its discretion based upon market conditions. The opportunity to subscribe for shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject these orders in whole or in part either at the time of receipt of an order or as soon as practicable thereafter.

         If there are not sufficient shares available to fill orders in the community offering, the stock will be allocated first to each natural person residing in Madison County whose order is accepted by us, in an amount equal to the lesser of 1,000 shares or the number of shares subscribed for by each subscriber residing in Madison County, if possible. Thereafter, unallocated shares will be allocated among the subscribers residing in Madison County, whose orders remain unsatisfied, in the same proportion that the unfilled subscription of each bears to the total unfilled subscriptions of all subscribers residing in Madison County. If there are any shares remaining, shares will be allocated to other members of the general public who subscribe in the community offering applying the same allocation procedures described above for subscribers residing in Madison County.

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


         Syndicated Community Offering. All shares of common stock not purchased in the subscription and community offerings, if any, may be offered for sale to the general public in a syndicated community offering through a syndicate of registered broker-dealers to be formed and managed by Keefe, Bruyette & Woods, Inc. We expect to market any shares which remain unsubscribed after the subscription and community offerings through a syndicated community offering. We have the right to reject orders in whole or part in our sole discretion in the syndicated community offering. Neither Keefe, Bruyette & Woods nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the syndicated community offering. However, in the event Keefe, Bruyette & Woods agrees to participate in a syndicated community offering, it will use its best efforts in the sale of shares in the syndicated community offering.

         The price at which common stock is sold in the syndicated community offering will be the same price as in the subscription and community offerings. Subject to the overall purchase limitations, no person by himself or herself or persons together with an associate, and no group of persons acting in concert, may subscribe for or purchase more than will be permitted to subscribe in the syndicated community offering for more than $150,000 or 15,000 shares of common stock.

         Keefe, Bruyette & Woods may enter into agreements with selected dealers to assist in the sale of the shares in the syndicated community offering. No orders may be placed or filled by or for a selected dealer during the subscription offering. After the close of the subscription offering, Keefe, Bruyette & Woods will instruct selected dealers as to the number of shares to be allocated to each selected dealer. Only after the close of the subscription offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers. During the subscription and community offerings, selected dealers may only solicit indications of interest from their customers to place orders with Clover Leaf Financial or Clover Leaf Bank as of a certain order date for the purchase of shares of common stock. When and if Keefe, Bruyette & Woods believes that enough indications of interest and orders have not been received in the subscription and community offerings to consummate the conversion, it will request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected dealers will send confirmations of the orders to customers on the next business day after the order date. Selected dealers will debit the accounts of their customers on the settlement date which date will be three business days from the order date. Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date. On the settlement date, selected dealers will remit funds to the account established by Clover Leaf Bank for each selected dealer. Each customer's funds forwarded to Clover Leaf Bank, along with all other accounts held in the same title, will be insured by the Federal Deposit Insurance Corporation up to $100,000 in accordance with applicable regulations. After payment has been received by Clover Leaf Bank from selected dealers, funds will earn interest at Clover Leaf Bank's passbook rate until the consummation or termination of the conversion. Funds will be promptly returned, with interest, in the event the conversion is not consummated as described above.

         The syndicated community offering will terminate no more than 45 days following the subscription expiration date, unless extended by Clover Leaf Financial and Clover Leaf Bank with regulatory approval.

         Limitations on Purchase of Shares. The plan also provides for certain additional limitations to be placed upon the purchase of shares in the
conversion.   Specifically,   the  maximum  purchase  of  common  stock  in  the

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subscription  offering by a person or group of persons  acting  through a single account is the amount an individual acting through the same account could purchase as an eligible account holder, supplemental eligible account holder or other member. Moreover, no person, other than our employee stock ownership plan, by himself or herself or with an associate, and no group of persons acting in concert, may subscribe for or purchase more than $200,000 of common stock offered in the conversion. Officers and directors and their associates may not purchase, in the aggregate, more than 34% of the shares to be sold in the conversion. For purposes of the plan, the members of our Board of Directors are not deemed to be acting in concert solely by reason of their Board membership. Moreover, any shares attributable to the officers and directors and their associates, but held by a tax-qualified employee plan, other than that portion of a plan which is self-directed, shall not be included in calculating the number of shares which may be purchased under the limitations in this paragraph. Shares purchased by employees who are not officers or directors of Clover Leaf Bank, or their associates, are not subject to this limitation. The term "associate" is used above to indicate any of the following relationships with a person:

     o any corporation or organization, other than Clover Leaf Financial or Clover Leaf Bank or a majority-owned subsidiary of Clover Leaf Financial or Clover Leaf Bank, of which a person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity security;

     o any trust or other estate in which the person has a substantial beneficial interest or as to which the person serves as trustee or in a similar fiduciary capacity; and

     o any relative or spouse of the person or any relative of the spouse who has the same home as the person or who is a director or officer of Clover Leaf Financial or Clover Leaf Bank or any subsidiary of Clover Leaf Financial or Clover Leaf Bank.

         As used above, the term "acting in concert" means:

     o knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement;

     o a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise; or

     o a person or company which acts in concert with another person or company ("other party") shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by the plan will be aggregated.

         Persons or companies who file jointly a statement on Form 13-D or Form 13-G with any regulatory agency regarding the ownership of securities of other companies or financial institutions will be deemed to be acting in concert.

         Our Boards of Directors may, in their sole discretion, decrease the maximum purchase limitation referred to above or increase the maximum purchase limitation up to 9.99% of the shares being offered in the conversion, provided that orders for shares exceeding 5.0% of the shares being offered in the conversion shall not exceed, in the aggregate, 10% of the shares being offered in the conversion. Requests to purchase additional shares of common stock under

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


this provision will be allocated by the Boards of Directors on a pro rata basis giving priority in accordance with the priority rights set forth above. Depending upon market and financial conditions, and subject to certain regulatory limitations, our Boards of Directors, with the approval of the Illinois Office of Banks and Real Estate and without further approval of our members, may increase or decrease any of the above purchase limitations at any time. To the extent that shares are available, each subscriber must subscribe for a minimum of 25 shares. In computing the number of shares to be allocated, all numbers will be rounded down to the next whole number.

         Common stock purchased in the conversion will be freely transferable except for shares purchased by executive officers and directors of Clover Leaf Bank or Clover Leaf Financial and except as described below. See "--Restrictions on Transferability of Subscription Rights." In addition, under National Association of Securities Dealers, Inc. ("NASD") guidelines, members of the NASD and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities.

Restrictions on Transferability of Subscription Rights

         Subscription rights are nontransferable. We may, and intend to, monitor and reasonably investigate to determine compliance with this restriction. Persons selling or otherwise transferring their rights to subscribe for common stock in the subscription offering or subscribing for common stock on behalf of another person may forfeit those rights and may face possible further sanctions and penalties imposed by state and federal regulatory authorities. We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights and we will not honor orders known by us to involve the transfer of these rights. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding with any other person for the sale or transfer of the shares. Once tendered, subscription orders cannot be revoked without our consent.

Marketing Arrangements

         We have engaged Keefe, Bruyette & Woods, Inc., as a financial advisor and marketing agent in connection with the offering of the common stock, and Keefe, Bruyette & Woods has agreed to use its best efforts to solicit subscriptions and purchase orders for shares of common stock in the offerings. Because Keefe, Bruyette & Woods is acting on a best efforts basis, it is not obligated to purchase any of the stock we sell in the offering. Keefe, Bruyette & Woods is a member of the NASD and an SEC-registered broker-dealer. Keefe, Bruyette & Woods will assist us in the conversion by:

     o acting as marketing advisor with respect to the subscription offering and representing us as placement agent on a best efforts basis in the sale of the common stock in the community offering if one is held;

     o    conducting   training  sessions  with  our  directors,   officers  and
          employees regarding the conversion process;

     o    assisting  in  the   establishment   and   supervision  of  our  Stock
          Information Center; and

     o with management's input, training our staff to tabulate orders for the purchase of common stock and to respond to customer inquiries.

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         For its services, Keefe, Bruyette & Woods will receive a management fee of $25,000 and a success fee of $50,000 if the conversion is completed. In the event that a selected dealers agreement is entered into in connection with a syndicated community offering, we will pay a to-be-determined fee to the selected dealers for shares sold by an NASD member firm pursuant to a selected dealers agreement. We have agreed to indemnify Keefe, Bruyette & Woods for reasonable costs and expenses in connection with certain claims or liabilities, including certain liabilities under the Securities Act.

Description of Sales Activities

         Our directors and executive officers may, to a limited extent and subject to applicable state law, participate in the solicitation of offers to purchase common stock. Our other employees may participate in the subscription and community offering in administrative capacities, providing clerical work in effecting sales transactions or answering questions of potential purchasers provided that the content of the employees' responses is limited to information contained in the prospectus or other offering document. Other questions of prospective purchasers will be directed to registered representatives of Keefe, Bruyette & Woods. These other employees have been instructed not to solicit offers to purchase common stock or provide advice regarding the purchase of common stock. Sales of common stock by directors, executive officers and registered representatives will be made from the Stock Information Center. We will rely on Rule 3a4-1 under the Exchange Act, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock except in some states where only registered broker-dealers may sell. None of our officers, directors or employees will be compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the common stock.

Stock Pricing and Number of Shares to be Issued

         Federal regulations require that the aggregate purchase price of the securities sold in a conversion must be based on an appraised aggregate market value of the institution as converted, as determined by an independent valuation. Keller & Company, which is experienced in the valuation and appraisal of business entities, including thrift institutions involved in the conversion process, was retained by us to prepare an appraisal of the estimated pro forma market value of the common stock.

         Keller & Company will receive a fee of $16,500 plus reasonable expenses for its appraisal, and $6,000 plus reasonable expenses for its assistance in the preparation of our business plan. We have agreed to indemnify Keller & Company under certain circumstances against liabilities and expenses, including legal fees, arising out of, related to, or based upon the conversion.

         Keller & Company has prepared an appraisal of the estimated pro forma market value of Clover Leaf Financial and Clover Leaf Bank as converted taking into account the formation of Clover Leaf Financial as the holding company for Clover Leaf Bank. For its analysis, Keller & Company reviewed and analyzed Clover Leaf Bank's business and operations. Management supplied financial information, including annual financial statements, information on the composition of assets and liabilities, and other financial schedules. In addition to this information, Keller & Company reviewed Clover Leaf Bank's Application for Conversion from a Mutual Savings Bank to a Stock Savings Bank and Clover Leaf Financial's Form SB-2 Registration Statement. Furthermore, Keller & Company visited our facilities and had discussions with our management and our special conversion legal counsel, Luse Lehman Gorman Pomerenk & Schick, P.C. No detailed individual analysis of the separate components of our assets and liabilities was performed in connection with the evaluation.

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


         In estimating the pro forma market value of Clover Leaf Financial and Clover Leaf Bank as converted, Keller & Company's analysis used three selected valuation procedures, the Price/Book method, the Price/Earnings method, and the Price/Assets method, all of which are described in its report. Keller & Company placed the greatest emphasis on the Price/Earnings and the Price/Book methods in estimating pro forma market value. In applying these procedures, Keller & Company reviewed, among other factors, the economic make-up of our primary market area, our financial performance and condition in relation to publicly traded institutions that Keller & Company deemed comparable to us, the specific terms of the stock offering, the pro forma impact of the additional capital raised in the conversion, conditions of securities markets in general, and the market for thrift institution common stock in particular. Keller & Company's analysis provides an approximation of the pro forma market value of Clover Leaf Financial and Clover Leaf Bank as converted based on the valuation methods applied and the assumptions outlined in its report. Included in its report were certain assumptions as to the pro forma earnings of Clover Leaf Financial after the conversion that were used in determining the appraised value. These assumptions included estimated expenses and an assumed after-tax rate of return on the net conversion proceeds as described under "Pro Forma Data," purchases by our employee stock ownership plan of 8% of the common stock issued in the conversion and purchases in the open market by our recognition and retention plan of a number of shares equal to 4% of the common stock issued in the conversion at the $10.00 purchase price. See "Pro Forma Data" for additional information concerning these assumptions. The use of different assumptions may yield different results.

         On the basis of the foregoing, Keller & Company has advised us that, in its opinion, as of August 24, 2001, the aggregate estimated pro forma market value of Clover Leaf Financial and Clover Leaf Bank, as converted was within the valuation range of $4,250,000 to $5,750,000 with a midpoint of $5,000,000. After reviewing the methodology and the assumptions used by Keller & Company in the preparation of the appraisal, our Board of Directors established the estimated valuation range which is equal to the valuation range of $4,250,000 to $5,750,000 with a midpoint of $5,000,000. Assuming that the shares are sold at $10.00 per share in the conversion, the estimated number of shares would be between 425,000 and 575,000 with a midpoint of 500,000. The purchase price of $10.00 was determined by discussion among our Board of Directors and Keefe, Bruyette & Woods, taking into account, among other factors, the requirement under the Illinois Office of Banks and Real Estate regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock and the desired liquidity subsequent to the conversion. Since the outcome of the offering relates in large measure to market conditions at the time of sale, it is not possible to determine the exact number of shares that will be issued by us at this time. The estimated valuation range may be amended, with the approval of the Illinois Office of Banks and Real Estate, if necessitated by developments following the date of the appraisal in, among other things, market conditions, our financial condition or operating results, regulatory guidelines or national or local economic conditions.

         Keller & Company's appraisal report is filed as an exhibit to the registration statement that Clover Leaf Financial has filed with the Securities and Exchange Commission. See "Where You Can Find More Information."

         If, upon completion of the subscription offering, at least the minimum number of shares are subscribed for, Keller & Company, after taking into account factors similar to those involved in its prior appraisal, will determine its estimate of the pro forma market value of Clover Leaf Financial and Clover Leaf Bank as converted, as of the close of the subscription offering.

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


         No sale of the shares will take place unless prior thereto Keller & Company confirms that, to the best of its knowledge and judgment, nothing of a material nature has occurred that would cause it to conclude that the actual total purchase price on an aggregate basis was incompatible with its estimate of the total pro forma market value of Clover Leaf Financial and Clover Leaf Bank as converted at the time of the sale. If, however, the facts do not justify that statement, the offering or other sale may be canceled, a new estimated valuation range and price per share set, and new subscription, direct community and syndicated community offerings held. Under these circumstances, subscribers would have the right to modify or rescind their subscriptions and to have their subscription funds returned promptly with interest, and holds on funds authorized for withdrawal from deposit accounts would be released or reduced.

         Depending upon market and financial conditions, the number of shares sold may be more than 661,250 shares or less than 425,000 shares. If the total amount of shares sold is less than 425,000 or more than 661,250 (15% above the maximum of the estimated valuation range), for aggregate gross proceeds of less than $4,250,000 or more than $6,612,500, subscription funds will be returned promptly with interest to each subscriber unless he or she indicates otherwise. If Keller & Company establishes a new valuation range, it must be approved by the Illinois Office of Banks and Real Estate and the Federal Deposit Insurance Corporation.

         If purchasers cannot be found for an insignificant residue of unsubscribed shares from the general public, other purchase arrangements will be made by our Board of Directors, if possible. Other purchase arrangements must be approved by the Illinois Office of Banks and Real Estate and the Federal Deposit Insurance Corporation and may provide for purchases for investment purposes by our directors, officers, their associates and other persons in excess of the limitations provided in the plan of conversion and in excess of the proposed director purchases discussed earlier, although no purchases are currently intended. If other purchase arrangements cannot be made, the plan of conversion will terminate.

         In  formulating  its  appraisal,  Keller  &  Company  relied  upon  the truthfulness, accuracy and completeness of all documents we furnished to it. Keller & Company also considered financial and other information from regulatory agencies, other financial institutions, and other public sources, as appropriate. While Keller & Company believes this information to be reliable, Keller & Company does not guarantee the accuracy or completeness of the information, and did not independently verify the financial statements and other data provided by us or independently value our assets or liabilities. The appraisal by Keller & Company is not intended to be, and must not be interpreted as, a recommendation of any kind as to the advisability of voting to approve the plan of conversion or of purchasing shares of common stock. Moreover, because the appraisal is necessarily based on many factors that change from time to time, there is no assurance that persons who purchase shares in the conversion will be able to sell shares thereafter at prices at or above the purchase price.

Procedure for Purchasing Shares in the Subscription and Community Offerings

         To purchase shares in the subscription offering, an executed original order form with the required full payment for each share subscribed for, or with appropriate authorization indicated on the stock order form for withdrawal of full payment from the subscriber's deposit account with Clover Leaf Bank, must be received by Clover Leaf Bank by 12:00 Noon, Central time, on December 12, 2001. Order forms that are not received by that time or are executed defectively or are received without full payment or without appropriate withdrawal instructions will not be accepted. We have the right at our sole discretion to waive or permit the correction of incomplete or improperly executed order forms. Our interpretation of the terms and conditions of the plan of conversion and of the order form will be final. In order to purchase shares in the direct community offering, the order form, accompanied by the required payment for each share subscribed for, must be received by Clover Leaf Bank prior to the time the direct community offering terminates, which may be on or at any time subsequent to the expiration date. Once received, an executed order form may not be modified, amended or rescinded without the consent of Clover Leaf Bank unless the conversion has not been completed within 45 days after the end of the subscription offering, unless extended.

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


         In order to ensure that persons with subscription rights are properly identified as to their stock purchase priorities, they must list all accounts on the order form giving all names on each account, the account number and the approximate account balance as of the appropriate eligibility date. Failure to list an account could result in fewer shares allocated if there is an oversubscription than if all accounts had been disclosed.

         Full payment for subscriptions may be made in cash (only if delivered in person at our Stock Information Center); by check, bank draft, or money order; or by authorization of withdrawal from deposit accounts maintained with Clover Leaf Bank. Appropriate means by which withdrawals may be authorized are provided on the stock order form. No wire transfers will be accepted. Interest will be paid on payments made by cash, check, bank draft or money order at Clover Leaf Bank's current passbook savings rate from the date payment is received at the Stock Information Center until the completion or termination of the conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the conversion, unless the certificate matures after the date of receipt of the order form but prior to closing, in which case funds will earn interest at the passbook rate from the date of maturity until the conversion is completed or terminated, but a hold will be placed on the funds, making them unavailable to the depositor until completion or termination of the conversion. When the conversion is completed, the funds received in the offering will be used to purchase the shares of common stock ordered. The shares of common stock issued in the conversion cannot and will not be insured by the Federal Deposit Insurance Corporation or any other government agency. If the conversion is not consummated for any reason, all funds submitted will be promptly refunded with interest as described above.

         If you authorize us to withdraw the amount of the aggregate purchase price from your deposit account at Clover Leaf Bank, we will do so as of the effective date of conversion, though the account must contain the full amount necessary for payment at the time the subscription order is received. We will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at Clover Leaf Bank's passbook rate.

         Our tax-qualified employee plans will not be required to pay for the shares subscribed for at the time they subscribe, but rather may pay for shares of common stock subscribed for at the $10.00 purchase price at the closing of or after the conversion.

         Individual retirement accounts maintained at Clover Leaf Bank do not permit investment in the common stock. A depositor interested in using his or her individual retirement account funds to purchase common stock must do so through a self-directed individual retirement account. Since Clover Leaf Bank does not offer those accounts, we will allow a depositor to make a trustee-to-trustee transfer of the individual retirement account funds to a trustee offering a self-directed individual retirement account program with the agreement that the funds will be used to purchase Clover Leaf Financial's common stock in the offering. There will be no early withdrawal or Internal Revenue Service interest penalties for transfers. The new trustee would hold the common stock in a self-directed account in the same manner as Clover Leaf Bank now holds the depositor's individual retirement account funds. An annual administrative fee may be payable to the new trustee. Depositors interested in

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


using funds in an individual retirement account at Clover Leaf Bank to purchase common stock should contact the Stock Information Center no later than December 3, 2001 so that the necessary forms may be forwarded for execution and returned before the subscription offering ends. In addition, federal laws and regulations require that officers, directors and 10% shareholders who use self-directed individual retirement account funds to purchase shares of common stock in the subscription offering, make purchases for the exclusive benefit of the individual retirement accounts.

         Certificates representing shares of common stock purchased, and any refund due, will be mailed to purchasers at the address specified in properly completed order forms as soon as practicable following the sale of all shares of common stock. Any certificates returned as undeliverable will be disposed of in accordance with applicable law. Purchasers may not be able to sell the shares of common stock which they purchased until certificates for the common stock are available and delivered to them, even though trading of the common stock may have begun.

         To ensure that each purchaser receives a prospectus at least 48 hours prior to the expiration date on December 12, 2001, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, no prospectus will be mailed any later than five days prior to that date or hand delivered any later than two days prior to that date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus. We will accept for processing only orders submitted on original order forms. We are not obligated to accept orders submitted on photocopied or telecopied order forms. Orders cannot and will not be accepted without the execution of the certification appearing on the reverse side of the order form.

Risk of Delayed Offering

         In the event that all shares of the common stock are not sold in the subscription offering and any concurrent community offering, we may extend the community offering for a period of up to 45 days from the date of the expiration of the subscription offering. Further extensions are subject to approval and may be granted for successive periods, but not beyond 24 months from the date of the special meeting.

         A material delay in the completion of the sale of all unsubscribed shares in the community offering may result in a significant increase in the costs in completing the conversion. Significant changes in our operations and financial condition, the aggregate market value of the shares to be issued in the conversion and general market conditions may occur during a material delay. In the event the conversion is not consummated within 24 months after the date of the special meeting, and is therefore terminated, we would charge accrued conversion costs to then-current period operations.

Potential Conversion to a Commercial Bank Charter

         Following completion of our conversion to stock form, and consistent with our business plan to emphasize commercial lending and commercial business banking, Clover Leaf Bank may convert to either a national bank or an Illinois-chartered commercial bank. Our board of directors, however, has not yet determined whether to proceed with a conversion to a commercial bank charter (or what type of commercial bank charter) after our conversion to stock form. A conversion to a commercial bank charter would be a separate transaction from our conversion to stock form, and would require separate corporate and regulatory approvals.

         Upon consummation of a charter conversion, the converted bank would succeed to all of Clover Leaf Bank's assets and liabilities, and initially continue to conduct business in substantially the same manner as currently

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


conducted by Clover Leaf Bank. Over time, however, management anticipates that Clover Leaf Bank would focus more on commercial lending and less on mortgage lending consistent with a commercial bank charter. Currently, as an Illinois-chartered savings bank, Clover Leaf Bank may only invest up to 15% of its assets in commercial business, agricultural or overdraft loans or lines of credit.

         In the event Clover Leaf Bank converts to an Illinois-chartered commercial bank, it would remain subject to regulation and supervision by the Illinois Office of Banks and Real Estate and by the Federal Deposit Insurance Corporation. In the event we convert to a national bank, the Office of the Comptroller of the Currency would be the primary regulator of Clover Leaf Bank. We would remain a member of the Federal Home Loan Bank of Chicago if we convert to a commercial bank charter.

         The factors the board of directors will consider in making its determination include, but are not limited to, the following:

     o the operating flexibility offered by each type of charter, including restrictions on loans, investments, and deposits;

     o the annual examination fees and insurance premiums associated with each type of charter; and

     o the regulation and supervision of a state-chartered institution by the Federal Deposit Insurance Corporation and the Illinois Office of Banks and Real Estate, compared to the regulation and supervision of a national bank by the Office of the Comptroller of the Currency.

         Management believes that a conversion to a national bank would be completed approximately 120 days following the filing of an application with the Office of the Comptroller of the Currency, and that a conversion to an Illinois-chartered commercial bank would be completed approximately 90 to 120 days following the filing of an application with the Illinois Office of Banks and Real Estate. Stockholders of Clover Leaf Financial will not be given the opportunity to vote for or against a charter conversion. If the holding company structure is not utilized as part of the conversion, then stockholders of Clover Leaf Bank will be given the opportunity to vote for or against the charter conversion.

Approval, Interpretation, Amendment and Termination

         All interpretations of the plan of conversion, as well as the completeness and validity of order forms, will be made by us and will be final, subject to the authority of the Illinois Office of Banks and Real Estate and the requirements of applicable law. The plan of conversion provides that, if deemed necessary or desirable by our Board of Directors, the plan of conversion may be substantively amended by our Board of Directors as a result of comments from regulatory authorities or otherwise, at any time but only with the concurrence of the Illinois Office of Banks and Real Estate. Moreover, if the plan of conversion is amended, subscriptions which have been received prior to an amendment will not be refunded if an amendment is not material to the transaction or otherwise required by the Illinois Office of Banks and Real Estate.

         The plan of conversion will terminate if the sale of all shares is not completed within 24 months after the date of the special meeting. The plan of conversion may be terminated by our Board of Directors with the concurrence of the Illinois Office of Banks and Real Estate at any time. A specific resolution approved by a two-thirds vote of the Board of Directors would be required to terminate the plan of conversion prior to the end of the 24-month period.

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Restrictions on Repurchase of Stock

         Under Federal Deposit Insurance Corporation regulations, savings banks and their holding companies may not, for a period of one year from the date of an institution's mutual-to-stock conversion, repurchase any of its common stock from any person, except in an offer made to all of its stockholders to repurchase the common stock on a pro rata basis, approved by the Federal Deposit Insurance Corporation, or the repurchase of qualifying shares of a director. Where compelling and valid business reasons exist, the Federal Deposit Insurance Corporation may approve the open market repurchase of up to 5% of a savings bank's or its holding company's capital stock during the first year following the conversion. To receive this approval, the savings bank must establish a compelling and valid business purposes for the repurchase to the satisfaction of the Federal Deposit Insurance Corporation.

         Under Illinois Office of Banks and Real Estate regulations, a stock savings bank generally may not, for a period of one year from the date of the savings bank's mutual-to-stock conversion, repurchase any of its common stock. The Illinois Office of Banks and Real Estate may approve the repurchase of up to 5% of a savings bank's capital stock during the first year following a conversion if the repurchase would not adversely affect the financial condition of the savings bank, the repurchase would not reduce the savings bank's capital below levels required by state or federal law or regulation, the repurchase would be equitable to shareholders, and the repurchase would be undertaken for legitimate business reasons. Stock repurchases in excess of 10% or more of our consolidated net worth in any 12-month period may require the non-objection of the Board of Governors of the Federal Reserve System. Furthermore, repurchases of common stock are prohibited if they would cause the bank's regulatory capital to be reduced below the amount required for the liquidation account or the regulatory capital requirements imposed by the Federal Reserve Board.

         Clover Leaf Bank, as a financial institution, may be subject to a significant tax liability if it repurchases its common stock. This restriction would only be applicable to Clover Leaf Bank if it completed the conversion without utilizing the holding company structure. See "Taxation--Federal Taxation."

Restrictions on the Transfer of Common Stock

         Shares of common stock purchased in the offering by our directors and officers may not be sold for a period of one year following the conversion, except upon the death of the stockholder or in any exchange of the common stock in connection with a merger or acquisition of Clover Leaf Financial or Clover Leaf Bank. Shares of common stock received by directors or officers through the employee stock ownership plan or the recognition and retention plan or upon exercise of options issued under the stock option plan or purchased subsequent to the conversion are not subject to this restriction. Accordingly, shares of common stock issued to directors and officers will bear a legend giving appropriate notice of the restriction and, in addition, we will give appropriate instructions to the transfer agent for our common stock with respect to the restriction on transfers. Any shares issued to directors and officers as a stock dividend, stock split or otherwise with respect to restricted common stock will also be restricted.

         Clover Leaf Financial has filed with the SEC a registration statement under the Securities Act of 1933, as amended, for the registration of the common stock to be issued in the conversion. The registration under the Securities Act of shares of the common stock to be issued in the conversion does not cover the resale of the shares. Shares of common stock purchased by persons who are not affiliates of Clover Leaf Financial may be resold without registration. Shares purchased by an affiliate of Clover Leaf Financial will have resale restrictions under Rule 144 of the Securities Act. If Clover Leaf Financial meets the current public information requirements of Rule 144 under the Securities Act, each

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affiliate of Clover Leaf  Financial  who complies  with the other  conditions of
Rule 144, including those that require the affiliate's sale to be aggregated with those of certain other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of Clover Leaf Financial or the average weekly volume of trading in the shares during the preceding four calendar weeks. Provision may be made in the future by Clover Leaf Financial to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

         Under guidelines of the NASD, members of the NASD and their associates face certain restrictions on the transfer of securities purchased in accordance with subscription rights and must satisfy certain reporting requirements upon the purchase of the securities.

Income Tax Consequences

         Consummation of the conversion is expressly conditioned upon prior receipt by us of either a ruling from the Internal Revenue Service or an opinion of Luse Lehman Gorman Pomerenk & Schick, P.C. with respect to federal taxation, and a ruling of the Illinois taxation authorities or an opinion with respect to Illinois taxation, to the effect that consummation of the conversion will not be taxable to the converted savings bank or Clover Leaf Financial.

         Luse Lehman Gorman Pomerenk & Schick, P.C. has issued an opinion with respect to the proposed conversion of Clover Leaf Bank to the effect that:

1. the conversion of Clover Leaf Bank, from an Illinois mutual savings bank to an Illinois stock savings bank will constitute a reorganization within the meaning of Code Section 368(a)(1)(F), and no gain or loss will be recognized by Clover Leaf Bank in its mutual or stock form by reason of the conversion;

2. no gain or loss will be recognized by Clover Leaf Bank's account holders upon the issuance to them of accounts in Clover Leaf Bank immediately after the conversion, in the same dollar amounts and on the same terms and conditions as their accounts at Clover Leaf Bank in its mutual form, plus, with respect to eligible account holders and supplemental account holders, an interest in the liquidation account formed in connection with the conversion;

3. provided that the amount to be paid for Clover Leaf Financial's stock pursuant to the subscription rights is equal to the fair market value of the stock, no gain or loss will be recognized by eligible account holders and supplemental eligible account holders upon the distribution to them of subscription rights to purchase shares of such stock;

4. any gain realized by eligible account holders and supplemental eligible account holders on the distribution to them of subscription rights to purchase shares of Clover Leaf Financial's stock will be recognized only to the extent of the fair market value of such subscription rights;

5. the basis of each account holder's account in Clover Leaf Bank immediately after the conversion will be the same as the basis of the account immediately before conversion;

6. the basis of each eligible account holder's and supplemental eligible account holder's interests in the liquidation account of Clover Leaf Bank in the stock form will be zero, that being the cost of such property;

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7.       the basis of the  non-transferable  subscription  rights  will be zero, provided that such subscription rights are not deemed to have a fair market value and that the subscription price of such stock issuable upon exercise of such rights is equal to the fair market value of such stock;

8. the basis of each stockholder's stock in Clover Leaf Financial purchased in the conversion will be the amount paid, increased by the basis, if any, of the subscription rights exercised, and the holding period for the stock will begin upon the exercise of the subscription rights.

         The opinion from Luse Lehman Gorman Pomerenk & Schick, P.C. is based, among other things, on certain assumptions, including the assumptions that the exercise price of the subscription rights to purchase Clover Leaf Financial common stock will be approximately equal to the fair market value of that stock at the time of the completion of the proposed conversion. We have received an opinion from Keller & Company stating that pursuant to Keller & Company's valuation, subscription rights issued in connection with the conversion will have no value. The opinion of Keller & Company and the federal and state tax opinions, respectively, referred to in this prospectus are filed as exhibits to the Registration Statement. See "Where You Can Find More Information."

         If it is subsequently established that the subscription rights received by these persons have an ascertainable fair market value, then, in such event, the subscription rights will be taxable to the recipient in the amount of their fair market value. In this regard, the subscription rights may be taxed partially or entirely at ordinary income tax rates.

         With respect to Illinois taxation, we have received an opinion from RSM McGladrey, Inc. to the effect that, assuming the conversion does not result in any federal taxable income, gain or loss to Clover Leaf Bank in its mutual or stock form, Clover Leaf Financial, the account holders, borrowers, officers, directors and employees and tax-qualified employee plans of Clover Leaf Bank, the conversion should not result in any Illinois income tax liability to these entities or persons.

         Unlike a private  letter  ruling,  the  opinions of Luse Lehman  Gorman
Pomerenk & Schick, P.C., RSM McGladrey, Inc. and Keller & Company have no binding effect or official status, and no assurance can be given that the conclusions reached in any of these opinions would be sustained by a court if contested by the Internal Revenue Service or the Illinois tax authorities.

                    RESTRICTIONS ON ACQUISITIONS OF STOCK AND
                     RELATED TAKEOVER DEFENSIVE PROVISIONS

         Although we are not aware of any effort that might be made to obtain control of Clover Leaf Financial or Clover Leaf Bank after the conversion, our Boards of Directors, as discussed below, believe that it is appropriate to include certain provisions as part of Clover Leaf Financial's certificate of incorporation and bylaws and Clover Leaf Bank's articles of incorporation and bylaws to protect the interests of Clover Leaf Bank, Clover Leaf Financial and our stockholders from takeovers which our Board of Directors might conclude are not in the best interests of Clover Leaf Bank, Clover Leaf Financial or our stockholders.

         The following discussion is a general summary of the material provisions of Clover Leaf Financial's certificate of incorporation and bylaws, Clover Leaf Bank's articles of incorporation and bylaws and certain other regulatory provisions that may be deemed to have an "anti-takeover" effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in Clover Leaf Financial's certificate of incorporation and bylaws and Clover Leaf Bank's proposed articles of

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incorporation and bylaws,  reference should be made in each case to the document in  question,  each of which is part of Clover  Leaf Bank's  application  to the
Illinois   Office  of  Banks  and  Real  Estate  and  Clover  Leaf   Financial's
Registration Statement filed with the SEC. See "Where You Can Find Additional Information."

Provisions of Clover Leaf Financial's Certificate of Incorporation and Bylaws

         Restrictions on Call of Special Meetings. The certificate of incorporation provides that a special meeting of stockholders may be called by the Chairman of the Board of Clover Leaf Financial or pursuant to a resolution adopted by a majority of the board of directors. Stockholders are not authorized to call a special meeting of stockholders.

         Absence of Cumulative Voting. The certificate of incorporation provides that there shall be no cumulative voting rights in the election of directors.

         Authorization of Preferred Stock. The certificate of incorporation authorizes 250,000 shares of preferred stock, par value $0.10 per share. Clover Leaf Financial is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law; and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of these shares (which could be a multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of Clover Leaf Financial that the board of directors does not approve, it might be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The board of directors has no present plans or understandings for the issuance of any preferred stock but it may issue preferred stock on terms which the board deems to be in the best interests of Clover Leaf Financial and its stockholders.

         Limitation on Voting Rights. The certificate of incorporation provides that (i) no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of Clover Leaf Financial; and that (ii) shares beneficially owned in violation of the stock ownership restriction described above shall not be entitled to vote and shall not be voted by any person or counted as voting stock in connection with any matter submitted to a vote of stockholders. For these purposes, a person (including management) who has obtained the right to vote shares of the common stock pursuant to revocable proxies shall not be deemed to be the "beneficial owner" of those shares if that person is not otherwise deemed to be a beneficial owner of those shares.

         Restrictions on Removing Directors from Office. The certificate of incorporation provides that directors may only be removed for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of our then-outstanding stock entitled to vote (after giving effect to the limitation on voting rights discussed above in "--Limitation on Voting Rights).

         Amendments to Certificate of Incorporation and Bylaws. Amendments to the certificate of incorporation must be approved by Clover Leaf Financial's board of directors and also by a majority of the outstanding shares of Clover Leaf Financial's voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

     (i) The limitation on voting rights of persons who directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of Clover Leaf Financial;

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


     (ii) The inability of stockholders to act by written consent;

     (iii)The   inability  of   stockholders   to  call   special   meetings  of
          stockholders;

     (iv) The division of the board of directors into three staggered classes;

     (v)  The ability of the board of directors to fill vacancies on the board;

     (vi) The inability to deviate from the manner prescribed in the bylaws by which stockholders nominate directors and bring other business before meetings of stockholders;

     (vii)The requirement that at least 80% of stockholders must vote to remove directors, and can only remove directors for cause;

     (viii) The ability of the board of directors to amend and repeal the bylaws; and

     (ix) The ability of the Board of Directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Clover Leaf Financial.

         The bylaws may be amended by the affirmative vote of the total number of directors of Clover Leaf Financial or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

         The shares of common stock that our directors and officers intend to purchase in the conversion, when combined with the shares that may be awarded to participants under our employee stock ownership plan and other stock benefit plans, could result in management and employees controlling in excess of 20% of our outstanding stock. See "Proposed Management Purchases." That level would enable management and employees as a group to defeat any stockholder matter that requires an 80% vote, including amending the certificate of incorporation and bylaws, or removing directors from office, discussed above in "--Restrictions on Removing Directors from Office."

Restrictions in Clover Leaf Bank's Stock Articles of Incorporation and Bylaws

         Although the Board of Directors of Clover Leaf Bank is not aware of any effort that might be made to obtain control of Clover Leaf Bank after the conversion, the Board of Directors believes that it is appropriate to adopt provisions permitted by Illinois regulation to protect the interests of the converted savings bank and its stockholders from any hostile takeover. These provisions may, indirectly, inhibit a change in control of Clover Leaf Financial, as Clover Leaf Bank's sole stockholder.

         Clover Leaf Bank's articles of incorporation will contain a provision whereby the acquisition of beneficial ownership of more than 10% of the issued and outstanding shares of any class of equity securities of Clover Leaf Bank by any person (i.e., any individual, corporation, group acting in concert, trust, partnership, joint stock company or similar organization), either directly or through an affiliate, will be prohibited for a period of five years following the date of completion of the conversion. If shares are acquired in violation of this provision of Clover Leaf Bank's articles of incorporation, all shares beneficially owned by any person in excess of 10% will be considered "excess shares" and will not be counted as shares entitled to vote and will not be voted by any person or counted as voting shares in connection with any matters submitted to the stockholders for a vote. If holders of revocable proxies for

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


more than 10% of the shares of the common stock of Clover Leaf Financial seek, among other things, to elect one-third or more of Clover Leaf Financial's Board of Directors, to cause Clover Leaf Financial's stockholders to approve an acquisition or corporate reorganization of Clover Leaf Financial or to exert a controlling influence over a material aspect of the business operations of Clover Leaf Financial, which actions could indirectly result in a change in control of Clover Leaf Bank, the Board of Directors of Clover Leaf Bank will be able to assert this provision of Clover Leaf Bank's articles of incorporation against these holders. Although the Board of Directors of Clover Leaf Bank is not currently able to determine when and if it would assert this provision of Clover Leaf Bank's articles of incorporation, the Board, in exercising its fiduciary duty, may assert this provision if it were deemed to be in the best interests of Clover Leaf Bank, Clover Leaf Financial and its stockholders. It is unclear, however, whether this provision, if asserted, would be successful against such persons in a proxy contest which could result in a change in control of Clover Leaf Bank indirectly through a change in control of Clover Leaf Financial.

         In addition, stockholders will not be permitted to cumulate their votes in the election of Directors. Furthermore, Clover Leaf Bank's bylaws provide for the election of three classes of directors to staggered terms.

         Finally, the articles of incorporation provides for the issuance of shares of preferred stock on terms, including conversion and voting rights, as may be determined by Clover Leaf Bank's Board of Directors without stockholder approval. Although Clover Leaf Bank has no arrangements, understandings or plans at the present time for the issuance or use of the shares of authorized preferred stock, the Board believes that the availability of these shares will provide Clover Leaf Bank with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that may arise. If a proposed merger, tender offer or other attempt to gain control of Clover Leaf Bank occurs of which management does not approve, the Board can authorize the issuance of one or more series of preferred stock with rights and preferences which could impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The Board does not intend to issue any preferred stock except on terms that the Board deems to be in the best interest of Clover Leaf Bank and its then existing stockholders.

Federal Restrictions

         The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a bank or bank holding company unless 60 days' prior written notice has been given to the applicable regulatory authority. The Bank Holding Company Act provides that no company may acquire "control" of a bank holding company without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a bank holding company subject to registration, examination and regulation by the Federal Reserve Board. Pursuant to Federal regulations, control of a bank holding company is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. The Federal Reserve
Board:

     (i) may prohibit an acquisition if the acquisition would result in a monopoly, or would be in furtherance of one, or substantially lessen competition, or be in restraint of trade, unless it finds that the anti-competitive effects are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served;

     (ii) in  every  case,  must  take  into  consideration  the  financial  and managerial resources, including the competence, experience, and integrity of the officers, directors, and principal shareholders of the acquiring company, and the future prospects of Clover Leaf Financial and Clover Leaf Bank, and the convenience and needs of the community to be served; and

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


     (iii)must disapprove any application if the acquiring company fails to assure the Federal Reserve Board that it will provide the information necessary for the Federal Reserve Board to enforce banking laws respecting the acquiror or, if the application involves a foreign bank, the foreign bank is not subject to comprehensive supervision or regulation on a consolidated basis by the appropriate authorities in the foreign bank's home country.

Illinois Restrictions

         The Illinois Savings Bank Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of 10% or more of an Illinois savings bank or an Illinois savings bank holding company unless 60 days' prior written notice has been given to the Illinois Office of Banks and Real Estate. The Illinois Office of Banks and Real Estate must approve or deny the application for the change in control within the later of 30 days of the filing of the application or the date of receipt of any additional information requested by the Illinois Office of Banks and Real Estate that is necessary for it make a decision.

              DESCRIPTION OF CAPITAL STOCK OF CLOVER LEAF FINANCIAL

General

         Clover Leaf Financial is authorized to issue 2,000,000 shares of common stock, par value $0.10 per share, and 250,000 shares of preferred stock, par value $0.10 per share. Clover Leaf Financial currently expects to issue up to 575,000 shares of common stock in the conversion, subject to adjustment. Clover Leaf Financial does not intend to issue shares of preferred stock in the conversion. Each share of Clover Leaf Financial common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the $10.00 per share subscription price for the common stock, in accordance with the plan of conversion, all of the common stock will be duly authorized, fully paid and nonassessable.

         The common stock of Clover Leaf Financial will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

         Dividends. Clover Leaf Financial can pay dividends out of statutory surplus or from net profits if, as and when declared by its Board of Directors. The payment of dividends by Clover Leaf Financial is subject to limitations that are imposed by law and applicable regulation. The holders of common stock of Clover Leaf Financial will be entitled to receive and share equally in dividends as may be declared by the Board of Directors of Clover Leaf Financial out of funds legally available therefor. If Clover Leaf Financial issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

         Voting Rights. Upon the conversion, the holders of common stock of Clover Leaf Financial will possess exclusive voting rights in Clover Leaf Financial. They will elect Clover Leaf Financial's Board of Directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the Board of Directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of Directors. The absence of cumulative voting can prevent stockholders who do not control a majority of our common stock from electing candidates to our Board of Directors. If Clover Leaf Financial issues preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote.

         As an Illinois stock savings bank, corporate powers and control of Clover Leaf Bank are vested in its Board of Directors, who elect the officers of Clover Leaf Bank and who fill any vacancies on the Board of Directors as it exists upon the conversion. Voting rights of Clover Leaf Bank are vested exclusively in the owners of the shares of capital stock of Clover Leaf Bank, which, if the holding company structure is utilized, will be Clover Leaf Financial, and voted at the direction of Clover Leaf Financial's Board of Directors. Consequently, the holders of the common stock will not have direct control of Clover Leaf Bank if the holding company structure is utilized.

         Preemptive Rights. Holders of the common stock of Clover Leaf Financial will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

         None of the shares of Clover Leaf Financial's authorized preferred stock will be issued in the conversion. Preferred stock may be issued with preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

                DESCRIPTION OF CAPITAL STOCK OF CLOVER LEAF BANK

General

         Clover Leaf Bank is authorized to issue 2,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, no par value. If the holding company structure is not utilized as part of the conversion, Clover Leaf Bank currently expects to issue up to 575,000 shares of common stock in the conversion, subject to adjustment. Clover Leaf Bank does not intend to issue shares of preferred stock in the conversion. Each share of Clover Leaf Bank common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the $10.00 per share subscription price for the common stock, in accordance with the plan of conversion, all of the common stock will be duly authorized, fully paid and nonassessable.

         The common stock of Clover Leaf Bank, if issued, will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

         Dividends. Under the Illinois Savings Bank Act, no dividends may be declared when total capital of a savings bank is less than that required by Illinois law. Stock dividends may be paid out of retained earnings at any time. Written approval of the Illinois Office of Banks and Real Estate is required if a savings bank has total capital of less than 6% of total assets and if the dividends to be declared in any year exceed 50% of the savings bank's net

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profits for the year. The Illinois  Office of Banks and Real Estate  approval is required before dividends may be declared that exceed a savings bank's net profits in any year. The holders of common stock of Clover Leaf Bank would be entitled to receive and share equally in dividends as may be declared by the Board of Directors of Clover Leaf Bank out of funds legally available therefor. If Clover Leaf Bank issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

         Voting Rights. Upon the conversion, the holders of common stock of Clover Leaf Bank will possess exclusive voting rights in Clover Leaf Bank. They will elect Clover Leaf Bank's Board of Directors and act on other matters as are required to be presented to them under Illinois law or as are otherwise presented to them by the Board of Directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of Directors. The absence of cumulative voting can prevent stockholders who do not control a majority of our common stock from electing candidates to our Board of Directors. If Clover Leaf Bank issues preferred stock, holders of the preferred stock may also possess voting rights.

         Liquidation. In the event of any liquidation, dissolution or winding up of Clover Leaf Bank, the holders of Clover Leaf Bank's capital stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of Clover Leaf Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders, all assets of Clover Leaf Bank available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

         Preemptive Rights. Holders of the common stock of Clover Leaf Bank will not be entitled to preemptive rights with respect to any shares that may be issued. Clover Leaf Bank's common stock is not subject to redemption.

Preferred Stock

         None of the shares of Clover Leaf Bank's authorized preferred stock will be issued in the conversion. Preferred stock may be issued with preferences and designations as the Board of Directors may from time to time determine. The Board of Directors may, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

                              LEGAL AND TAX MATTERS

         The legality of the common stock and the federal income tax consequences of the conversion will be passed upon for Clover Leaf Bank and Clover Leaf Financial by the firm of Luse Lehman Gorman Pomerenk & Schick, P.C., Washington, D.C. The Illinois state income tax consequences of the conversion will be passed upon for Clover Leaf Bank and Clover Leaf Financial by RSM McGladrey, Inc., Champaign, Illinois. Luse Lehman Gorman Pomerenk & Schick, P.C. and RSM McGladrey, Inc. have consented to the references in this prospectus to their opinions. Certain legal matters regarding the conversion will be passed upon for Keefe, Bruyette & Woods by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C.

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


                              CHANGE IN ACCOUNTANTS

         On April 4, 2001, Clover Leaf Bank's Board of Directors appointed McGladrey & Pullen, LLP as Clover Leaf Bank's independent auditors and determined not to reappoint Crowe, Chizek and Company LLP. The report of Crowe, Chizek and Company LLP on the financial statements as of and for the two fiscal years ended December 31, 1999 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During Clover Leaf Bank's two most recent fiscal years preceding such change in accountants and any subsequent interim period preceding such change in accountants, there were no disagreements with Crowe, Chizek and Company LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, nor were there any other events that required reporting under SEC regulations.

                                     EXPERTS

         The consolidated financial statements of Clover Leaf Bank at December 31, 2000 and for the year then ended, appearing in this prospectus and registration statement have been audited by McGladrey & Pullen LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of Clover Leaf Bank at December 31, 1999, and for the year then ended, appearing in this prospectus and registration statement have been audited by Crowe, Chizek and Company LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         Keller & Company has consented to the publication in this prospectus of the summary of its report to Clover Leaf Bank and Clover Leaf Financial setting forth its opinion as to the estimated pro forma market value of the common stock upon the completion of the conversion and its valuation with respect to subscription rights.

                       WHERE YOU CAN FIND MORE INFORMATION

         Clover Leaf Financial has filed a registration statement with the SEC under the Securities Act, with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. This information can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, NW, Washington, D.C. 20549, and copies of the material can be obtained from the SEC at prescribed rates. The registration statement also is available through the SEC's world wide web site on the internet at http://www.sec.gov. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete but do contain all material information regarding the documents; each statement is qualified by reference to the contract or document.

         Clover Leaf Bank's FFIEC call reports, which provide unaudited quarterly financial and other information regarding Clover Leaf Bank, are also available through the FDIC's world wide web site on the internet at http://www.fdic.gov.

         Clover Leaf Bank has filed an Application for Conversion with the Illinois Office of Banks and Real Estate with respect to the conversion. This prospectus omits certain information contained in that application. The application may be examined at the principal office of the Illinois Office of Banks and Real Estate, 310 S. Michigan Avenue, Suite 2130, Chicago, Illinois 60604-4278 and at 500 E. Monroe Street, Springfield, Illinois 62701-1532.

         In connection with the conversion, Clover Leaf Financial will register the common stock with the SEC (or, if the holding company structure is not utilized, Clover Leaf Bank will register the common stock with the FDIC) under
Section 12(g) of the Exchange Act; and, upon this registration, Clover Leaf Financial and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Exchange Act. Under the plan, Clover Leaf Financial and Clover Leaf Bank have undertaken that they will not terminate this registration for a period of at least three years following the conversion.

         A copy of the certificate of incorporation and bylaws of Clover Leaf Financial and articles of incorporation and bylaws of Clover Leaf Bank are available without charge from Clover Leaf Bank by calling our stock information center at (618) 655-9650 or by sending a written request to our stock information center at 200 East Park Street, Edwardsville, Illinois 62025.

                              CLOVER LEAF BANK, SB
                                 AND SUBSIDIARY

                                    CONTENTS


--------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORTS                                    F - 2 and F - 3
--------------------------------------------------------------------------------

CONSOLIDATED FINANCIAL STATEMENTS

    Consolidated balance sheets                                            F - 4

    Consolidated statements of income                                      F - 5

    Consolidated statements of changes in equity                           F - 6

    Consolidated statements of cash flows                        F - 7 and F - 8

    Notes to consolidated financial statements                     F- 9 - F - 20

--------------------------------------------------------------------------------

                      [McGladrey & Pullen, LLP Letterhead]


                          Independent Auditor's Report




Board of Directors
Clover Leaf Bank, SB
Edwardsville, Illinois

We have audited the accompanying consolidated balance sheet of Clover Leaf Bank, SB and Subsidiary, as of December 31, 2000, and the related consolidated statements of income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Clover Leaf Bank, SB as of December 31, 2000, and the results of its operations and its cash flows for the year then ended, in conformity with auditing standards generally accepted in the United States of America.


/s/McGladrey & Pullen, LLP


Champaign, Illinois
April 20, 2001

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
Clover Leaf Bank, SB
Edwardsville, Illinois


We have audited the accompanying consolidated balance sheet of Clover Leaf Bank, SB as of December 31, 1999 and the related consolidated statements of income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Clover Leaf Bank, SB as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                               \s\ Crowe, Chizek and Company LLP

                               Crowe, Chizek and Company LLP

South Bend, Indiana
February 25, 2000

CLOVER LEAF BANK, SB

CONSOLIDATED BALANCE SHEETS
June 30, 2001 and December 31, 2000 and 1999

                                                                                          December 31,
                                                                 June 30,        ----------------------------
                                                                   2001              2000             1999
-------------------------------------------------------------------------------------------------------------
ASSETS                                                         (Unaudited)
Cash and due from other financial institutions                 $ 1,501,046       $ 2,802,803      $ 1,598,120
Interest bearing deposits in other financial institutions        5,261,827         6,407,902           33,831
                                                             ------------------------------------------------
Total cash and cash equivalents                                  6,762,873         9,210,705        1,631,951
Securities available-for-sale                                   15,303,634        15,383,824        9,876,644
Federal Home Loan Bank (FHLB) stock                              1,968,400           451,500          422,500
Loans, net of allowance for loan losses of $636,475
  in 2001, $625,513 in 2000 and $455,114 in 1999                59,926,223        56,859,028       55,494,281
Bank premises and equipment, net                                 2,679,651         2,752,362        2,842,314
Accrued interest receivable                                        577,491           562,419          435,482
Other assets                                                       533,920           565,012          550,200
                                                             ------------------------------------------------
      Total assets                                            $ 87,752,192      $ 85,784,850     $ 71,253,372
                                                             ================================================

LIABILITIES AND EQUITY
Liabilities
 Deposits:
  Noninterest bearing                                          $ 5,747,406       $ 5,414,472      $ 4,969,187
  Interest bearing                                              73,645,313        70,621,170       55,634,962
                                                             ------------------------------------------------
      Total deposits                                            79,392,719        76,035,642       60,604,149

 Federal Home Loan Bank advances                                 1,500,000         3,000,000        4,000,000
 Accrued interest payable                                           67,189           111,925           73,419
 Other liabilities                                                 515,213           538,963          492,380
                                                             ------------------------------------------------
      Total liabilities                                         81,475,121        79,686,530       65,169,948
                                                             ------------------------------------------------

Equity
 Retained earnings - substantially restricted                    6,142,726         6,088,635        6,259,733
 Accumulated other comprehensive income (loss)                     134,345             9,685         (176,309)
                                                             ------------------------------------------------
      Total equity                                               6,277,071         6,098,320        6,083,424
                                                             ------------------------------------------------
      Total liabilities and equity                            $ 87,752,192      $ 85,784,850     $ 71,253,372
                                                             ================================================

See Notes to Consolidated Financial Statements.

CLOVER LEAF BANK, SB

CONSOLIDATED STATEMENTS OF INCOME
Six Months Ended June 30, 2001 and 2000 and Years Ended
December 31, 2000 and 1999

                                                                                     December 31,
                                              June 30,       June 30,     -----------------------------
                                                2001           2000             2000             1999
-------------------------------------------------------------------------------------------------------
                                           (Unaudited)    (Unaudited)
Interest income:
 Loans and fees on loans                   $ 2,291,046    $ 2,168,680      $ 4,429,378      $ 3,964,922
 Taxable securities                            490,328        301,747          695,433          652,198
 Non-taxable securities                         21,658         19,470           23,203           42,079
 Interest bearing deposits in other
   financial institutions and other            111,059         46,610          175,882           47,760
                                           ------------------------------------------------------------
     Total interest income                   2,914,091      2,536,507        5,323,896        4,706,959
                                           ------------------------------------------------------------

Interest expense:
 Deposits                                    1,950,780      1,404,913        3,210,811        2,498,219
 FHLB Advances                                  65,845        150,893          255,910          321,282
                                           ------------------------------------------------------------
     Total interest expense                  2,016,625      1,555,806        3,466,721        2,819,501
                                           ------------------------------------------------------------
     Net interest income                       897,466        980,701        1,857,175        1,887,458
Provision for loan losses                       16,148         30,008          427,572           48,000
                                           ------------------------------------------------------------
     Net interest income after
       provision for loan losses               881,318        950,693        1,429,603        1,839,458
                                           ------------------------------------------------------------

Noninterest income:
 Service charges on deposits accounts           37,427         25,723           87,881           33,518
 Other service charges and fees                 73,170         43,395           89,924           54,530
 Loan servicing fees                             6,153          3,852           10,856            9,443
 Gain on sale of securities                     10,552          2,676            2,676
 Other                                          14,620         11,634           37,309           31,478
                                           ------------------------------------------------------------
                                               141,922         87,280          228,646          128,969
                                           ------------------------------------------------------------
Noninterest expense:
 Salaries and employee benefits                485,342        456,316          948,227          728,353
 Occupancy                                      59,141         91,618          170,987          130,192
 Equipment and data processing                 165,761        149,630          298,154          256,419
 Other                                         259,175        230,818          501,295          485,931
                                           ------------------------------------------------------------
                                               969,419        928,382        1,918,663        1,600,895
                                           ------------------------------------------------------------
     Net income (loss) before
       income taxes                             53,821        109,591         (260,414)         367,532
Income taxes expense (benefit)                    (270)        35,000          (89,316)         114,000
                                           ------------------------------------------------------------
     Net income (loss)                        $ 54,091       $ 74,591       $ (171,098)       $ 253,532
                                           ============================================================

See Notes to Consolidated Financial Statements.

CLOVER LEAF BANK, SB

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Six Months Ended June 30, 2001 (Unaudited) and Years Ended
December 31, 2000 and 1999

--------------------------------------------------------------------------------

                                                                                    Accumulated
                                                                                       Other
                                                        Retained     Comprehensive     Total
                                                        Earnings     Income (Loss)     Equity
                                                   ----------------------------------------------
Balance at December 31, 1998                          $ 6,006,201      $ 82,334    $ 6,088,535

Comprehensive income (loss)
 Net income                                               253,532             -        253,532
 Other comprehensive income (loss), net of tax:
  Change in unrealized gain (loss) on securities
   available-for-sale arising during the year, net
   of tax benefit of $163,563                                   -      (258,643)      (258,643)
                                                                                --------------
Comprehensive income (loss)                                                             (5,111)
                                                   -------------------------------------------

Balance at December 31, 1999                            6,259,733      (176,309)     6,083,424

Comprehensive income
 Net (loss)                                              (171,098)            -       (171,098)
 Other comprehensive income, net of tax:
  Change in unrealized gain (loss) on securities
   available-for-sale arising during the year, net
   of tax of $117,523                                           -             -        187,633
  Reclassification adjustment, net of taxes
   of $(1,037)                                                  -             -         (1,639)
                                                                                --------------
  Other comprehensive income, net of taxes
   of $116,486                                                  -       185,994        185,994
                                                                                --------------
Comprehensive income                                                                    14,896
                                                   -------------------------------------------

Balance at December 31, 2000                            6,088,635         9,685      6,098,320

Comprehensive income
 Net income                                                54,091             -         54,091
 Other comprehensive income, net of tax:
  Change in unrealized gain (loss) on securities
   available-for-sale arising during the year, net
   of tax of $67,807                                            -             -        131,624
  Reclassification adjustment, net of taxes
   of $(3,588)                                                                          (6,964)
                                                                                --------------
 Other comprehensive income, net of taxes
  of $64,219                                                    -       124,660        124,660
                                                                                --------------
Comprehensive income                                                                   178,751
                                                   -------------------------------------------
Balance at June 30, 2001 (unaudited)                  $ 6,142,726     $ 134,345    $ 6,277,071
                                                   ===========================================

See Notes to Consolidated Financial Statements.

CLOVER LEAF BANK, SB

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2001 and 2000 and Years Ended
December 31, 2000 and 1999

                                                                                                         December 31,
                                                            June 30,           June 30,        -----------------------------
                                                              2001               2000               2000              1999
----------------------------------------------------------------------------------------------------------------------------
                                                          (Unaudited)        (Unaudited)
Cash Flows from Operating Activities
 Net income (loss)                                         $ 54,091           $ 74,591         $ (171,098)         $ 253,532
 Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
  Depreciation                                               82,898             93,708            176,274            120,561
  Provision for loan losses                                  16,148             30,008            427,572             48,000
  Deferred tax provision                                    (25,393)           (45,011)           (80,182)           (26,963)
  Realized gain on sale of investments                      (10,552)            (2,676)            (2,676)                 -
  Federal Home Loan Bank stock dividend                      (9,000)            (7,300)           (23,500)                 -
  (Increase) in accrued interest receivable                 (15,072)           (27,626)          (126,937)           (55,472)
  (Increase) decrease in other assets                        (7,734)           (42,454)           (51,116)            17,059
  Increase (decrease) in accrued interest
   payable                                                  (44,736)             2,292             38,506              6,056
  Increase (decrease) in other liabilities                  (23,750)          (370,057)            46,583             69,307
                                                       ---------------------------------------------------------------------
     Net cash provided by (used in)
      operating activities                                   16,900           (294,525)           233,426            432,080
                                                       ---------------------------------------------------------------------

Cash Flows from Investing Activities
 Purchase of securities available-for-sale               (3,313,653)        (1,000,000)        (8,450,934)        (5,266,975)
 Proceeds of maturities of securities
  available-for-sale and paydowns                         3,593,274          1,019,590          3,248,910          4,702,128
 Purchase of FHLB stock                                  (1,507,900)            (5,500)            (5,500)           (47,300)
 (Increase) in loans, net                                (3,083,343)        (2,086,843)        (1,792,319)        (7,739,685)
                                                       ---------------------------------------------------------------------
 Purchase of premises and equipment                         (10,187)           (79,857)           (86,322)        (2,130,107)
    Net cash used in investing
     activities                                          (4,321,809)        (2,152,610)        (7,086,165)       (10,481,939)
                                                       ---------------------------------------------------------------------

Cash Flows from Financing Activities
 Increase in deposits                                     3,357,077          4,240,123         15,431,493          7,900,348
 Proceeds from FHLB advances                                      -          5,400,000                  -          7,000,000
 Repayments of FHLB advances                             (1,500,000)        (4,400,000)        (1,000,000)        (6,000,000)
                                                       ---------------------------------------------------------------------
     Net cash provided by financing
      activities                                          1,857,077          5,240,123         14,431,493          8,900,348
                                                       ---------------------------------------------------------------------
     Net increase (decrease) in cash
      and cash equivalents                               (2,447,832)         2,792,988          7,578,754         (1,149,511)
  Cash and cash equivalents:
   Beginning                                              9,210,705          1,631,951          1,631,951          2,781,462
                                                       ---------------------------------------------------------------------
   Ending                                               $ 6,762,873        $ 4,424,939        $ 9,210,705        $ 1,631,951
                                                       =====================================================================

                                   (Continued)

CLOVER LEAF BANK, SB

Six Months Ended June 30, 2001 and 2000 and Years Ended
December 31, 2000 and 1999

                                                                                                         December 31,
                                                           June 30,           June 30,         -----------------------------
                                                             2001               2000               2000               1999
----------------------------------------------------------------------------------------------------------------------------
                                                         (Unaudited)        (Unaudited)
Supplemental Disclosures of Cash
 Flow Information
 Cash paid during the year for:
  Interest                                              $ 2,061,361        $ 1,553,514        $ 3,428,215        $ 2,813,445
  Income taxes, net of (refunds)                             (4,942)            75,000             75,000            125,000


See Notes to Consolidated Financial Statements.

CLOVER LEAF BANK, SB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Significant Accounting Policies


Clover Leaf Bank, SB (the Bank) provides residential, commercial and installment loans, deposits and other customer services to individuals and corporate customers primarily in Madison County, Illinois. Clover Leaf Financial Services, Inc., (a wholly owned subsidiary of the Bank) provides life and disability insurance to loan customers of the Bank.

Basis of presentation:

In preparing the accompanying financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Significant estimates which are particularly susceptible to change in a short period of time include the determination of the market value of investment securities and the allowance for loan losses. Actual results could differ significantly from those estimates.

Comprehensive income:

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Securities available-for-sale:

Securities classified as available for sale are those debt securities that the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. The difference between fair value and amortized cost (cost adjusted for amortization of premiums and accretion of discounts, computed by the interest method of accrual over their contractual lives) results in an unrealized gain or loss. Unrealized gains or losses are reported as accumulated other comprehensive income (loss) in equity, net of the related deferred tax effect. Realized gains or losses, determined using the specific identification method, are included in earnings.

Federal Home Loan Bank Stock:

The Bank, as a member of the Federal Home Loan Bank of Chicago (the "FHLB"), is required to maintain an investment in common stock of the FHLB in an amount equal to 1% of its outstanding home loans. No ready market exists for the FHLB stock, and it has no quoted market value. For disclosure purposes, such stock is assumed to have a market value which is equal to cost. Dividends received on such stock are reflected as interest income in the consolidated statements of income.

Loans:

Loans are stated at unpaid principal balances, less the allowance for loan losses, deferred fees and costs. Interest income is credited to income as earned using the simple interest method applied to the daily principal balance outstanding and includes the amortization of net deferred loan fees and costs over the loan term.

CLOVER LEAF BANK, SB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The accrual of interest on any loan is discontinued when, in the opinion of management, there is reasonable doubt as to the collectibility of interest or principal. Generally, the accrual of interest on loans is discontinued when the loan is more than 90 days past due unless the loans are well collateralized or in the process of collection. When the accrual of interest is discontinued, all unpaid accrued interest is reversed against income. Interest income on these loans is subsequently recognized to the extent interest payments are received and principal is considered to be fully collectible.

A loan is impaired when it is probable the Bank will be unable to collect all contractual principal and interest payments in accordance with the terms of the loan. All installment and real estate loans are considered to be small balance homogeneous loan pools for the purpose of evaluating impairment. Commercial loans are specifically evaluated for impairment. For collateralized impaired loans, loan balances in excess of net realizable value are deemed impaired. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Allowance for loan losses:

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that represents management's best estimate of probable loan losses incurred as of the balance sheet date. This evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrowers' ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examination.

The Bank's policy is to charge off loans when the loan becomes 120 days delinquent unless the loans are well collateralized or in the process of collection.

Premises and equipment:

Land is carried at cost. Other premises and equipment are recorded at cost and are depreciated on the straight-line method. Depreciation and amortization are provided over the estimated useful lives of the respective assets.

Income taxes:

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The deferred tax assets and liabilities are computed based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

CLOVER LEAF BANK, SB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Cash and cash flows:

For the purpose of reporting cash flows, cash and cash equivalents include cash on hand and due from other financial institutions (including cash items in process of clearing) and interest bearing deposits in other financial institutions.

Reclassifications:

Certain amounts in 1999 and 2000 have been reclassified to conform with the 2001 presentation with no effect on net income.

Recently adopted accounting standards:

     Accounting for Derivative Instruments and Hedging Activities

     In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued, which originally required the Statement to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Statement will require the Bank to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Management does not anticipate that the adoption of the new
     Statement will have a significant effect on the Bank's earnings or financial position. In July 1999, the Statement on Financial Accounting Standards No. 137 was issued. This Statement delayed the implementation of Statement No. 133 until fiscal years beginning after June 15, 2000. In June 2000, the Statement on Financial Accounting Standards No. 138 was issued to modify and clarify various provisions of Statement No. 133. The Bank adopted Statement No. 133, as amended by Statements No. 137 and 138, effective January 1, 2001 without any significant impact on its financial statements.

     In September 2000, Statement on Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was issued to replace Statement on Financial Accounting Standards No. 125 which was issued in June 1996. Statement No. 125 addressed issues related to transfers of financial assets in which the transferor has some continuing involvement with the transferred assets or with the transferee. Statement No. 140 resolves implementation issues which arose as a result of Statement No. 125, but carries forward most of Statement No. 125's provisions. Statement No. 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Management does not believe the adoption of Statement No. 140 will have a significant impact on its financial statements.

CLOVER LEAF BANK, SB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Interim Financial Statements

     The consolidated financial statements as of June 30, 2001 and for the six months ended June 30, 2001 and 2000 are unaudited, but in the opinion of management, reflect all adjustments, consisting only of a normal and recurring nature, necessary for a fair presentation. These interim financial statements are condensed, and do not include all disclosures required by accounting principles generally accepted in the United States of America.

Note 2. Cash and Due from Banks


The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balances were approximately $81,000 and $79,000, respectively, at December 31, 2000 and 1999.

The nature of the Bank's business requires that it maintain amounts due from banks which, at times, may exceed federally insured limits. The Bank does not anticipate experiencing any losses in such accounts.

Note 3. Securities Available for Sale


Amortized costs and fair values of securities available-for-sale are summarized as follows:

                                                                       Gross            Gross
                                                  Amortized         Unrealized        Unrealized          Fair
                                                     Cost              Gains            Losses            Value
                                        --------------------------------------------------------------------------
                                                                         December 31, 2000
                                        --------------------------------------------------------------------------
U.S. Agencies                                  $ 12,375,755          $ 78,397          $ 36,174       $ 12,417,978
Mortgage backed securities                        1,548,537             2,146            29,237          1,521,446
State and municipal securities                      945,809             4,886             1,295            949,400
Corporate securities                                499,048                 -             4,048            495,000
                                        --------------------------------------------------------------------------
                                               $ 15,369,149          $ 85,429          $ 70,754       $ 15,383,824
                                        ==========================================================================

                                                                         December 31, 1999
                                        --------------------------------------------------------------------------
U.S. Treasury and agency
 securities                                     $ 7,001,677          $ 11,891         $ 194,818        $ 6,818,750
Mortgage backed securities                        1,753,103                 -            92,115          1,660,988
State and municipal securities                      911,889             5,781             6,389            911,281
Corporate securities                                497,780                 -            12,155            485,625
                                        --------------------------------------------------------------------------
                                                $10,164,449          $ 17,672         $ 305,477        $ 9,876,644
                                        ==========================================================================

CLOVER LEAF BANK, SB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sales of investments during 2000 resulted in gross gains of $2,676. There were no sales in 1999.

The following is a summary of maturities of securities available-for-sale as of December 31, 2000:

                                                 December 31, 2000
                                          ------------------------------
                                           Amortized             Fair
                                              Cost               Value
                                          ------------------------------
Amounts maturing in:
 One year or less                          $1,517,627        $ 1,517,938
 After one year through five years          8,790,166          8,812,140
 After five years through ten years         3,512,819          3,532,300
 Mortgage backed securities                 1,548,537          1,521,446
                                          ------------------------------

                                          $15,369,149        $15,383,824
                                          ==============================

Securities with a carrying amount of approximately $1,513,000 and $15,000 were pledged to secure deposits as required or permitted by law at December 31, 2000 and 1999, respectively.

Note 4. Loans


Major classifications of loans follow:

                                                    December 31,
                                          ------------------------------
                                              2000                1999
                                          ------------------------------
Commercial                                $ 9,251,704        $ 3,819,837
Residential real estate                    38,113,105         40,267,338
Construction and land                         749,313          1,320,125
Home equity                                 1,281,922          1,159,319
Consumer                                    7,431,122          8,891,220
Overdraft                                     683,585            520,677
                                          ------------------------------
                                           57,510,751         55,978,516
Net deferred loan fees and costs              (26,210)           (29,121)
Allowance for loan losses                    (625,513)          (455,114)
                                          ------------------------------
     Net loans                            $56,859,028        $55,494,281
                                          ==============================

Nonaccrual loans and loans past due ninety days or more were $143,000 and $575,000 as of December 31, 2000 and 1999, respectively. Of the loans past due ninety days or more, $41,000 and $539,000 were still accruing interest as of December 31, 2000 and 1999, respectively. The reduction in interest income associated with nonaccrual loans, based on their original contractual terms, was approximately $36,000 for the year ended December 31, 2000.

CLOVER LEAF BANK, SB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


An analysis of the activity in the allowance for loan losses is as follows:

                                                          December 31,
                                      June 30,     ------------------------
                                        2000          2000           1999
                                    ---------------------------------------
                                    (Unaudited)
Balance, beginning of year           $ 455,114     $ 455,114      $ 458,205
 Provision for loan losses              30,008       427,572         48,000
 Loans charged off                     (32,955)     (272,674)       (88,042)
 Recoveries                              6,782        15,501         36,951
                                    ---------------------------------------
Balance, end of year                 $ 458,949     $ 625,513      $ 455,114
                                    =======================================

The amount of loans serviced by the Bank for the benefit of others is not included in the accompanying consolidated balance sheets. The unpaid principal balance of these loans was approximately $4,977,000 and $3,089,000 at December 31, 2000 and 1999, respectively.

Related parties include executive directors, directors, and their affiliates. Loans to related parties at December 31, 2000 and 1999 were approximately $1,707,000 and $618,000, respectively.

Note 5. Bank Premises and Equipment


Bank premises and equipment consist of:


                                               December 31,
                                     ------------------------------
                                         2000               1999
                                     ------------------------------
Land and land improvements           $ 1,084,470        $ 1,084,470
Buildings and improvements             1,977,005          1,921,748
Furniture and fixtures                   755,805            722,927
Construction in progress                       -              1,813
                                     ------------------------------
                                       3,817,280          3,730,958
Accumulated depreciation              (1,064,918)          (888,644)
                                     ------------------------------
                                     $ 2,752,362        $ 2,842,314
                                     ==============================

CLOVER LEAF BANK, SB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Deposits


The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $10,293,000 and $4,889,000 at December 31, 2000 and
1999, respectively.

Scheduled maturities of time deposits at December 31, 2000 are as follows:

One year or less                       $38,389,037
One year - two years                    11,778,730
Two years - three years                  6,844,167
Three years - four years                 2,130,730
Four years - five years                    177,967
                                ------------------
                                       $59,320,631
                                ==================

Note 7. FHLB Advances


FHLB advances at year-end were:

                                                    December 31,
                                          ------------------------------
                                              2000               1999
                                          ------------------------------
5.97% advance, due February 2000          $         -        $ 2,500,000
6.65% advance, due March 2001               1,500,000                  -
5.49% advance, due February 2004            1,000,000          1,000,000
5.96% advance, due February 2009              500,000            500,000
                                          ------------------------------
                                          $ 3,000,000        $ 4,000,000
                                          ==============================

At December 31, 2000 and 1999, in addition to FHLB stock, the Bank had a blanket lien on eligible residential real estate loans which were pledged to the FHLB to secure advances outstanding.

CLOVER LEAF BANK, SB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 8. Income Taxes


Income tax expense (benefit) consisted of:


                                                  Year Ended
                                                  December 31,
                                        ----------------------------
                                            2000               1999
                                        ----------------------------
Federal:
Current                                 $  (9,134)         $ 140,963
Deferred                                  (80,182)           (26,963)
                                        $ (89,316)         $ 114,000
                                        ============================


The provision for income taxes differs from that computed by applying the maximum federal statutory rate of 35% in 2000 and 34% in 1999 as follows:

                                                  Year Ended
                                                  December 31,
                                        ----------------------------
                                            2000               1999
                                        ----------------------------
Tax expense at statutory rate           $ (91,145)         $ 124,961
Tax exempt interest                       (17,687)           (14,307)
Nondeductible expenses                      4,573              3,976
Other                                      14,943               (630)
                                        $ (89,316)         $ 114,000
                                        ============================

Net deferred taxes, included in other assets on the accompanying balance sheet, include the following amounts of deferred tax assets and liabilities:

                                                             December 31,
                                                      ------------------------
                                                         2000           1999
                                                      ------------------------
Deferred tax assets                                   $ 485,765      $ 519,325
Deferred tax liability                                  (34,145)       (35,853)
Valuation on allowance for deferred tax assets         (156,845)       (80,000)
                                                      ------------------------
                                                      $ 294,775      $ 403,472
                                                      ========================

CLOVER LEAF BANK, SB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The net deferred tax assets in the accompanying balance sheet include the following components:

                                                                  December 31,
                                                          ----------------------------
                                                             2000               1999
                                                          ----------------------------
Assets:
 Allowance for loan losses                                $ 216,517          $ 142,203
 Deferred compensation                                      162,097            165,639
 Premises and equipment                                       1,652                  -
 Unrealized loss on securities available for sale                 -            111,496
 Illinois net operating loss                                 92,899             80,000
 Other                                                       12,600             19,987
                                                          ----------------------------
     Total deferred tax assets                              485,765            519,325
Valuation allowance                                         156,845             80,000
                                                          ----------------------------
     Net deferred tax assets                                328,920            439,325
                                                          ----------------------------

Liabilities:
 Premises and equipment                                           -             17,902
 Unrealized gain on securities available for sale             4,990                  -
 FHLB stock dividend                                         29,155             17,951
                                                          ----------------------------
     Total deferred tax liabilities                          34,145             35,853
                                                          ----------------------------
                                                          $ 294,775          $ 403,472
                                                          ============================

The Bank has recorded a valuation allowance due to the uncertainty of the utilization of an Illinois state income tax net operating loss carryforward of $1,977,000 and $1,644,000 as of December 31, 2000 and 1999, expiring in
2001-2011.

Federal income tax laws provided savings banks with additional bad debt deductions through 1995, totaling $1,076,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability would otherwise total $366,000 at December 31, 2000 and 1999. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws change, the $366,000 would be recorded as expense. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and to recapture the excess bad debt reserve accumulated in tax years after 1986. The related amount of deferred tax liability which must be recaptured was approximately $45,000 and is payable over a six year period beginning in 1998.

CLOVER LEAF BANK, SB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 9. Capital Requirements


A Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on a Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, a Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. A Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require a Bank to maintain minimum amounts and ratios of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2000, the most recent notification from the Federal regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, a Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                                                    To Be Well
                                                                                                 Capitalized Under
                                                                          For Capital            Prompt Corrective
                                                   Actual              Adequacy Purposes:        Action Provisions:
                                          --------------------------------------------------------------------------
                                            Amount       Ratio         Amount       Ratio       Amount        Ratio
                                          --------------------------------------------------------------------------
As of December 31, 2000:
 Total Capital (to Risk Weighted
  Assets)                                  $6,695,000    13.82%      $3,875,000      8.0%      $4,844,000     10.0%
 Tier I Capital (to Risk Weighted
  Assets)                                  $6,089,000    12.57%      $1,937,500      4.0%      $2,906,000      6.0%
 Tier I Capital (to Average Assets)        $6,089,000     7.33%      $3,324,000      4.0%      $4,156,000      5.0%

As of December 31, 1999:
 Total Capital (to Risk Weighted
  Assets)                                  $6,715,000    16.20%      $3,316,000      8.0%      $4,145,000     10.0%
 Tier I Capital (to Risk Weighted
  Assets)                                  $6,260,000    15.10%      $1,658,000      4.0%      $2,487,000      6.0%
 Tier I Capital (to Average Assets)        $6,260,000     8.80%      $2,859,000      4.0%      $3,574,000      5.0%

CLOVER LEAF BANK, SB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 10. Commitments, Contingency and Credit Risk


The Bank is a party to legal actions which are in the normal course of business activities. In the opinion of management, the ultimate resolution of these matters is not expected to have a material effect on the financial position or the results of operations of the Bank.

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in addition to the amounts recognized in the statements of financial condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the notional or contractual amounts of financial instruments, primarily valuable rate, with off-balance-sheet risk at year-end follows:

December 31, 2000:
 Commitments to extend credit                 $4,741,000
 Standby letters of credit                        17,000

December 31, 1999:
 Commitments to extend credit                 $3,675,000
 Standby letters of credit                       125,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities of customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Bank does not engage in the use of interest rate swaps, futures, forwards, or option contracts.

CLOVER LEAF BANK, SB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 11. Retirement Plan


The Bank participates in a multiemployer, defined benefit retirement plan which covers substantially all employees. Since this is a multiemployer plan, the plan's administrators are unable to determine the actuarial present value of benefits attributable to the Bank's participants in the plan.

Total pension expense for the years ended December 31, 2000 and 1999 was $32,953 and $630, respectively.

Note 12. Regulatory Agreement


On October 13, 2000, the Bank entered into a formal agreement with the Federal Deposit Insurance Corporation and the Office of Banks and Real Estate. The terms of the agreement provide generally that (a) the Bank shall revise and adopt its written lending policy; (b) the Bank shall require complete loan documentation, realistic repayment terms and current financial information adequate to support the outstanding indebtedness of each borrower; (c) the Bank shall formulate and implement a written, three-year Strategic Plan; (d) the Bank shall adopt procedures for placement of delinquent loans on nonaccrual status; (e) the Bank shall formulate, adopt and submit a plan of action for the collection of delinquent loans; (f) the Bank shall formulate and implement a written Profit Plan; (g) the Bank shall make a provision for loan losses which will replenish the allowance for loan and lease losses for the loans charged off as a result of the regulatory examination and, reflect the potential for further losses in the remaining classified loans and other loans in its portfolio; (h) the Bank shall review the adequacy of the Bank's allowance for loan and lease losses, shall provide an adequate allowance, and shall report such allowance on the Bank's Reports of Condition and Income; (i) the Bank shall not increase its total assets by more than 5 percent during any consecutive three month period without first providing at least 30 days advance written notice to the Regional Director and the Commissioner; (j) the Bank shall prepare a written growth plan every third month; (k) the Bank shall implement and enforce an effective system of internal and external audit, and internal controls.

The Federal Deposit Insurance Corporation and Illinois Office of Banks and Real Estate terminated the Memorandum of Understanding on October 23, 2001 and accordingly, the Bank is no longer subject to the Memorandum of Understanding.

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. If the laws of your state or other jurisdiction prohibit us from offering our common stock to you, then this
  prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of our common stock. Neither the delivery of this prospectus nor any sale hereunder shall imply that there has been no change in our affairs since any of the dates as of which
       information is furnished in this prospectus since the date hereof.


                              Our Table of Contents
                         is located on the inside of the
                       front cover page of this document.



                                 575,000 Shares
                              (Anticipated Maximum)
                  (Subject to Increase to Up to 661,250 Shares)



                           Clover Leaf Financial Corp.

                          (Proposed Holding Company for
                              Clover Leaf Bank, SB)


                                  COMMON STOCK
                              ---------------------
                                   PROSPECTUS
                              ---------------------



                             Keefe, Bruyette & Woods

                                November 13, 2001



         Until January 28, 2002 or 90 days after commencement of the syndicated community offering, if any, whichever is later, all dealers effecting transactions in our common stock may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to any unsold allotments or subscriptions.